



PROXY STATEMENT
2021

ANNUAL MEETING OF SHAREHOLDERS

May 4, 2021 at 10:00 a.m. Eastern Daylight Time

Omnicom Group Inc.
280 Park Avenue
New York, NY 10017

Shareholders may also attend online at
www.virtualshareholdermeeting.com/OMC2021

OmnicomGroup

A Letter from Omnicom's Lead Independent Director

To My Fellow Shareholders:

The challenges of the COVID-19 pandemic in 2020 were unprecedented for our society, shareholders, clients, and the Omnicom family. Throughout the year, our Board and management team stayed closely coordinated to receive updates and make prudent and timely decisions based on the impact of the pandemic. We have focused on three key areas to support our stakeholders and the Company:

- First and foremost, we prioritized the safety and well-being of our people through implementation of a global work from home policy, a carefully planned process for the safe re-opening of offices at limited capacity and expansion of health benefits

- We also committed to continuing to effectively serve our clients and communities through effective business continuity planning while transitioning to working remotely, and our efforts to service clients and support our communities while working from home have been extremely successful

- Omnicom has also taken steps to preserve the strength of our business for the long term, such as the completion of several financings to support liquidity and strengthen the balance sheet, and the implementation of cost-reduction initiatives, including temporarily suspending share repurchases, while preserving the dividend on our common stock

During the course of the year, the Board also remained focused on core tenets of our governance policies, particularly as they relate to our environmental, social, and governance ("ESG") and compensation practices.

Shareholder Engagement Remains a Priority. This past year, we reached out to shareholders holding 70% of our outstanding shares and spoke to every shareholder who accepted our invitation for engagement. We value the feedback received during these engagements, which is shared with and discussed by the full Board on a regular basis. This feedback is also factored into our Board's discussions around our board, governance and compensation practices, and is reflected in the responsive changes that we have made over the years.

Diverse, Skilled Board Focused on Thoughtful Refreshment. The balanced and diverse mix of directors serving on Omnicom's Board is a result of our ongoing refreshment efforts. Six of our nine directors are female, and four are African American. All four of our Board committees are chaired by diverse directors, including three women and one African American. We also intend to appoint two new independent directors by our 2022 Annual Meeting, which will bring new perspectives and experiences to our Board. Through the formal analysis of our directors' skill sets, we have identified a particular focus for recruiting new directors with technology and legal and regulatory expertise, which will complement the current mix of director skills and align with Omnicom's key strategic priorities and critical areas of oversight.

Renewed Commitment to Diversity and Inclusion. Fostering a culture of diversity, equity and inclusion ("DE&I") at every level of our organization has been a longstanding priority at Omnicom. A diverse workforce supports the success of our business and creates a robust mix of viewpoints and ideas that enhance our ability to deliver superior services to clients and drive long-term value. Following the death of George Floyd last spring, and other tragic acts of racial inequity that renewed our nationwide debate regarding racism and bias in the U.S., it became clear that we needed to do more to truly embrace DE&I within our company culture to reflect the businesses, communities and consumers we serve. Last summer we announced OPEN 2.0, a plan comprised of eight Action Items that builds on the progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom. Moving forward, every agency will have specified actions, with deadlines, to ensure the advancement of DE&I initiatives, and executives will be held accountable for executing the actions.

Executive Compensation Program Enhancements. In response to shareholder feedback, our Compensation Committee revised our executive compensation structure to more closely align with our peers and the broader market, including independently evaluating the cash incentive bonus and equity compensation going forward. For fiscal 2020 compensation, the Committee also made decisions to account for the impact of the pandemic including adjusting the annual plan for 2020 to only include measures relative to key competitors, allowing for better assessment of performance amidst a challenging market backdrop and the difficulty of setting absolute internal goals in an uncertain environment. Additionally, qualitative measures for 2020 will be expanded to take into account actions in response to COVID-19 and progress made against DE&I initiatives.

Focus on Corporate Responsibility and Environmental Stewardship. This year, we continued to make progress on our goals of reducing the environmental impact of our activities, enhancing employee ethics training and advancing a code of conduct for our supply chain. The Board and management also continue to evaluate ways that we can enhance our ESG disclosure. I encourage you to review our Corporate Responsibility Report for additional information about our ESG initiatives and progress against key goals.

As I have shared with you before, it is a privilege to serve as Omnicom's Lead Independent Director. On behalf of the entire Board, I look forward to continuing to work with our management team to create sustainable, long-term value for our shareholders.

Leonard S. Coleman

Leonard S. Coleman, Jr.
Lead Independent Director

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

Subject:

1. Elect the directors named in the Proxy Statement accompanying this notice to the Company's Board of Directors to serve until the Company's 2022 Annual Meeting of Shareholders or until the election and qualification of their respective successors.
2. Vote on an advisory resolution to approve executive compensation.
3. Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2021.
4. Approve the Omnicom Group Inc. 2021 Incentive Award Plan.
5. Vote on the shareholder proposal described in the accompanying Proxy Statement, if properly presented at the 2021 Annual Meeting of Shareholders.

The Board unanimously recommends that you vote:

- **FOR** each of the director nominees;
- **FOR** the advisory resolution to approve executive compensation;
- **FOR** the ratification of the appointment of KPMG LLP as our independent auditors;
- **FOR** the approval of the Omnicom Group Inc. 2021 Incentive Award Plan; and
- **AGAINST** the shareholder proposal described in the accompanying Proxy Statement.

Shareholders will also transact any other business that is properly presented at the meeting. At this time, we know of no other matters that will be presented.

In accordance with the rules promulgated by the U.S. Securities and Exchange Commission, we sent a Notice of Internet Availability of Proxy Materials on or about March 25, 2021, and provided access to our proxy materials on the Internet, beginning on March 25, 2021, to the holders of record and beneficial owners of our common stock as of the close of business on the record date.

Please sign and return your proxy card or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented at the 2021 Annual Meeting of Shareholders, whether or not you plan to attend. For your safety and convenience, Omnicom's 2021 Annual Meeting will be a "hybrid" meeting, meaning that you may either attend the meeting in person or online through a live audio webcast with a question and answer component. If you attend in person, you will be asked to present valid photo identification, such as a driver's license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted.

You may attend the 2021 Annual Meeting online by visiting www.virtualshareholdermeeting.com/OMC2021 and entering the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or proxy card. Shareholders of record that hold shares directly in their own name through our transfer agent, Equiniti Trust Company, or through an Omnicom employee plan, must pre-register to attend the 2021 Annual Meeting online at www.proxypush.com/OMC prior to the deadline of Tuesday, April 27, 2021 at 5:00 p.m. Eastern Daylight Time. Additional information about the meeting is included below in this Proxy Statement in the section entitled "Information About Voting and the Meeting."

Michael J. O'Brien
Secretary

New York, New York
March 25, 2021



Meeting Date:
Tuesday, May 4, 2021



Time:
10:00 a.m. Eastern Daylight Time



Place:
Omnicom Group Inc.
280 Park Avenue
New York, NY 10017

Shareholders may also attend online at www.virtualshareholder meeting.com/OMC2021



Record Date:
March 15, 2021

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the 2021 Annual Meeting of Shareholders. This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

Meeting Agenda and Voting Recommendations

ITEM 1: Election of Directors

The Board recommends a vote **FOR** each of the director nominees.

- We have conducted a comprehensive evaluation of director skill sets to ensure that each director's unique qualifications and attributes collectively support the oversight of Omnicom's management.
- Diversity is a core value at every level of our organization. A majority of our director nominees are female and four are African American. The Audit, Compensation and Finance Committees are all Chaired by female directors, and the Chair of the Governance Committee is African American.
- Eight of Omnicom's nine director nominees are independent, and each of the Audit, Compensation, Governance and Finance Committees is comprised solely of independent directors.
- Each of our directors is elected annually by a majority of votes cast.

 

See page 13 for further information

DIRECTOR NOMINEES

Name and Age	Principal Occupation	Director Since	Omnicom Committees	Other Current Public Company Boards
Mary C. Choksi, (**I**), 70	Former Founding Partner and Senior Manager of Strategic Investment Group	2011	A (Chair) C	▪ White Mountains Insurance Group, Ltd.
Leonard S. Coleman, Jr. (**I**), 72 **Lead Independent Director**	Former President, National League of Professional Baseball Clubs	1993	C G (Chair)	▪ Santander Consumer USA Holdings Inc. ▪ Electronic Arts Inc. ▪ Hess Corporation
Susan S. Denison, (**I**), 74	Former Partner, Cook Associates	1997	C (Chair) G	
Ronnie S. Hawkins, (**I**), 52	Managing Director of Global Infrastructure Partners	2018	G F	
Deborah J. Kissire, (**I**), 63	Former Vice Chair and Regional Managing Partner, EY	2016	A F	▪ Cable One, Inc. ▪ Axalta Coating Systems Ltd. ▪ Celanese Corporation
Gracia C. Martore, (**I**), 69	Former President and Chief Executive Officer, TEGNA Inc.	2017	A F (Chair)	▪ WestRock Company ▪ United Rentals, Inc.
Linda Johnson Rice, (**I**), 63	Chief Executive Officer, Johnson Publishing Company	2000	C G	▪ Grubhub Inc. ▪ Enova International, Inc.
Valerie M. Williams, (**I**), 64	Former Southwest Assurance Managing Partner, EY	2016	A F	▪ Devon Energy Corporation ▪ DTE Energy Co.
John D. Wren, 68	Chairman and Chief Executive Officer, Omnicom	1993		

(**I**): Independent	**A:** Audit	**C:** Compensation	**F:** Finance	**G:** Governance

Board Snapshot

Independence

8 of 9 are independent



Gender Diversity

6 of 9
Directors are female



67%

Current Tenure of 2021 Nominees

4
> 15 Years

2
0-4 Years

1
10-15 Years

2
5-9 Years



Ethnic Diversity

4 of 9
Directors are African American



44%

Experience and Skills

- ⊘ Our director nominees are accomplished leaders who bring a mix of experiences and skills to the Board.
- ⊘ Our Board has identified skill categories fundamental to its ability to effectively oversee Omnicom's strategy and management, and undertakes a comprehensive evaluation to ensure these skills are well represented on the Board.

📄 See page 14 for further information.

GOVERNANCE HIGHLIGHTS

The Board has adopted, and periodically reviews, policies and procedures to guide it in its oversight responsibilities. These policies and procedures provide a framework for the proper operation of our Company and align with shareholders' interests.

Shareholder Rights	Independent Oversight	Good Governance
⊘ Annual election of all directors ⊘ Majority voting standard in uncontested elections ⊘ Proxy access rights consistent with overwhelming market practice ⊘ Right to call a special meeting of the Board with 10% ownership threshold ⊘ Continued efforts to foster a successful shareholder outreach program	⊘ Engaged Lead Independent Director with clear and robust responsibilities ⊘ All directors are independent except the Chairman, who also serves as CEO ⊘ Executive sessions of our independent non-management directors are conducted on a regular basis ⊘ All Board committees are comprised solely of independent directors ⊘ Comprehensive oversight of strategy and risk	⊘ Annual Board and committee evaluations and skill set assessment ⊘ Director orientation and continuing education ⊘ Strong equity ownership requirement for executives and directors (3x to 6x base salary for executives; 5x annual cash retainer for directors) ⊘ Robust processes for confidential and anonymous submission by employees of concerns regarding accounting or auditing matters, as well as potential violations of our Code of Business Conduct or Code of Ethics for Senior Financial Officers

OUR COVID-19 RESPONSE

At the onset of the COVID-19 pandemic, our management and Board took measured steps and deliberate actions to safeguard the interests of all of our employees, clients and shareholders. Throughout the year, Omnicom's Board met frequently to receive updates from management and make prudent and timely decisions based on the impact of the pandemic as it evolved. Our first priority has consistently been to ensure the safety and well-being of our employees. Other imperative concerns were the ability of our agencies to effectively service our clients and preserving the strength of our business for the long term.

As the magnitude of the COVID-19 pandemic became clear late in the first quarter of 2020, we closed our offices and quickly pivoted to having our global workforce work remotely. In a short period of time, we effectively implemented processes to enable employees to work safely and securely from home so that our agencies could continue to service their clients. We have communicated regularly with all employees to keep them informed of plans for re-opening our offices, and have conducted several anonymous company-wide employee surveys regarding returning to work to gauge employee comfort levels, understand concerns and ascertain priorities regarding returning to the office. These conversations with employees and completed surveys have informed the processes and safety protocols we have implemented for returning to the office while providing for and prioritizing the safety and well-being of employees.

Below are key areas of focus for actions taken by management, with the Board's oversight, to mitigate the impact of the COVID-19 pandemic, each of which is discussed in greater detail in the section entitled "Compensation Discussion and Analysis" on page 49.

- Effectiveness of business continuity, and implementing work-from-home capabilities
- Management of capital structure, liquidity, cash flow and working capital
- Effectiveness of cost-reduction initiatives
- Preservation of the payment of the dividend on our common stock
- Management of client relationships, payment terms, contract amendments and credit risk
- Safely re-opening offices
- Implementation of strategic initiatives in response to current economic conditions

In addition to the actions described above, in light of the uncertainty caused by COVID-19, on April 1, 2020, we also implemented temporary salary reductions for our Chairman and CEO, as well as other senior executives.



Chairman and CEO Salary Reduction	Effective Period
Base salary for our Chairman and CEO was reduced 100% for six months, followed by a 20% reduction for three months	⊘ Base salary was reduced to zero from April 1, 2020 to September 30, 2020 ⊘ 20% salary reduction from October 1, 2020 to December 31, 2020

SHAREHOLDER ENGAGEMENT

Ongoing shareholder engagement is a priority for our Board and management team. In 2020, we reached out to shareholders holding 70% of our outstanding shares and spoke to shareholders representing 27% of outstanding shares, which was every shareholder who accepted our invitation for engagement. As in prior years, Mr. Coleman, our Lead Independent Director, was an active participant in select shareholder meetings. Broad topics discussed included:

- Company strategy and performance
- Company response to COVID-19
- Board composition, refreshment and leadership
- Management succession planning
- Executive compensation program
- DE&I efforts across the organization
- Governance practices
- Sustainability initiatives

We have made a number of changes in recent years in response to the feedback we have received from our ongoing shareholder engagement efforts, including:

Topics discussed with shareholders	Board and management actions in response to feedback
Board Leadership – A large majority of our shareholders indicated they are supportive of the combined Chair and CEO positions given our strong Lead Independent Director role, the critical nature of client-chairman relationships in our professional services business, and the complex nature of our rapidly changing industry	▪ The role and responsibilities of our Lead Independent Director, which were most recently enhanced in February 2019, are robust and clearly defined ▪ Based on shareholder feedback, the independent members of the Board initially elected Mr. Coleman to serve as our Lead Independent Director in December 2015, and Mr. Coleman has since been re-elected by the independent directors annually ▪ The Board continues to evaluate its leadership structure on an ongoing basis to ensure its structure is in the best interest of shareholders

Board Refreshment – Shareholders are pleased with the level of progress we have shown to meaningfully refresh and further diversify our Board	▪ The Board has implemented a thoughtful approach to refreshment, including adoption of a mandatory retirement policy, which fostered a smooth transition
	
	   ▪ Since March 2016, the Board has appointed four new independent directors
	
	   ▪ The Board expects to appoint two additional independent directors by the 2022 Annual Meeting
	
	▪ The Board anticipates continued Board refreshment on an ongoing basis

Director Skill Sets – Shareholders support the diverse aggregation of skills represented by the members of our Board, and appreciate the deliberate director skill set analysis undertaken by the Board to inform the director recruitment process	▪ The Board continues its search for qualified director candidates, with ongoing assistance by a third-party search firm ▪ The current mix of director skills provides effective oversight of management, with those skill categories with the highest levels of director experience, namely Talent Management, Finance & Accounting, and Risk Management & Controls, aligning with the Company's top priorities and critical areas of oversight that shareholders expect to see represented on the Board ▪ The Board conducted a deliberate director skill set analysis and has identified and discussed with shareholders certain director skill categories such as Technology and Legal/Regulatory that it intends to prioritize with respect to prospective director candidates
Executive Compensation – The shareholder response to changes implemented to our executive compensation program in 2020 has been overwhelmingly positive	▪ The Compensation Committee implemented changes to our executive compensation structure to further align pay with the achievement of criteria relating to management's response to COVID-19, further promote accountability for progress on our DE&I initiatives, and make the compensation program more consistent with our peer group of companies and the broader market, including independently evaluating the cash incentive bonus and equity compensation going forward
Diversity, Equity and Inclusion – Shareholders appreciate the importance we place on DE&I, including steps taken to move towards achieving systemic equity throughout Omnicom, and enhancements made to our diversity disclosures	▪ We provided additional diversity disclosures for our U.S. workforce in 2020, and are committed to continuing this level of disclosure going forward ▪ Last summer we announced OPEN 2.0, a plan comprised of eight Action Items that builds on the DE&I progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom

We appreciate the insights and perspectives of our shareholders, which were discussed among the full Board.

ITEM 2: Advisory Resolution to Approve Executive Compensation

The Board recommends a vote **FOR** this voting item.

- We closely tie pay to current and long-term Company performance;
- We maintain a high degree of variable, "at-risk" compensation;
- We establish challenging performance metrics that align with our business strategy; and
- We sustain competitive compensation levels.

 

See page 40 for further information

....

EXECUTIVE COMPENSATION HIGHLIGHTS

Due to the significant and unexpected impact of the COVID-19 pandemic and the fact that such an event was both unforeseeable and outside the control of our named executive officers, the Compensation Committee recognized the difficulty in setting internal performance targets and therefore eliminated the internal Omnicom performance metrics utilized in prior years. Omnicom's Compensation Committee recognized that management's response to the challenges posed during 2020, such as reducing costs, maintaining liquidity and maintaining the payment of dividends, were better measures of performance in this unprecedented year. In addition, the Compensation Committee's goal was to further promote accountability for progress on our DE&I and corporate responsibility initiatives. They retained, however, the quantitative financial metrics as compared to our key competitors consistent with past years.

For many years now, the methodology of our Incentive Award, which is based on our performance relative to our key competitors and achievement of absolute financial targets with respect to the recently completed fiscal year, has been used to determine the amount of both a cash award and an equity award (specifically, performance-based restricted stock units ("PRSUs") for our CEO and CFO and time-based restricted stock units ("RSUs") for our other NEOs). After the value of the equity awards was determined in this manner, the number of such PRSUs that ultimately vest is based on our return on equity over the subsequent three-year period relative to our key competitors. The RSUs vest ratably over a five-year period.

In response to feedback from shareholders and analysis by the Compensation Committee, in order to be more consistent with our peers, going forward the Compensation Committee decided to utilize the Incentive Award process (our performance relative to our key competitors and against absolute targets) to determine the amount of the cash award only. The amount of PRSUs granted to our CEO and CFO, and the RSUs to be granted to our other NEOs, will be determined separately. In March 2021, as in prior years, the Compensation Committee approved PRSU awards for our CEO and CFO, which have the performance feature consistent with prior years. At a later date in 2021, we expect the Compensation Committee to grant RSUs to Messrs. Nelson and O'Brien and Ms. Tarlowe (the PRSUs and RSUs awarded in 2021 will be referred to in this proxy statement as the "2021 Equity Awards").

This change in methodology requires us to disclose the equity awards with respect to the year in which they are granted, rather than, as we have done historically, with respect to the recently completed fiscal year. As a result, these awards will be disclosed in our 2021 Summary Compensation Table in our 2022 proxy statement, rather than our 2020 Summary Compensation Table on page 64. However, for informational purposes only, we have provided a brief description of the 2021 Equity Awards below in the section entitled "Compensation Discussion and Analysis."

The chart below outlines the changes to our executive program structure, and the program is discussed in greater detail below in the section entitled "Calculation of Metrics Results - Qualitative Metric Determinations" on page 53.

> **Revised executive compensation program is responsive to shareholder feedback, supports pay and performance alignment in light of COVID-19, and continues to motivate executives against key focus areas**

- Changes to the **program structure** relative to prior years make it more consistent with that of our peer group and address shareholder feedback:

Prior Structure	New Structure
Value of incentive award determined based on quantitative <u>peer (relative) and company</u> metrics and a qualitative assessment; <u>then allocated</u> between cash and equity	*Quantitative <u>peer (relative) and company</u> metrics and qualitative assessment used to determine cash award only; equity <u>independently determined</u>*

- Changes to **quantitative metrics** for 2020: shift from company and peer metrics to use only peer (relative) metrics to better assess performance in light of the financial and operational impact of the COVID-19 pandemic:

Prior Quantitative Metrics (to calculate incentive award)	New Quantitative Metrics *(50% of target cash incentive award)*
50% Performance Metrics (OMC targets): - *Diluted EPS growth, EBITA margin, organic growth* ***50% Peer Metrics (Performance vs. peers):*** - *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin*	*(No absolute performance metrics)* ***Peer Metrics (Performance vs. peers):*** - *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin*

- Changes to **qualitative metrics** for 2020: Incorporate new metrics to measure response to COVID-19 challenges and to reflect priority focus on DE&I:

Prior Qualitative Metrics (used in exercising discretion)	New Qualitative Metrics (50% of target cash incentive award)
- *Client services (personnel, client, and services development)* - *Enterprise-wide initiatives to maximize efficiencies and minimize risk* - *Corporate values and integrity, including DE&I*	- ***NEW:** Responses to COVID-19 challenges* - *Diversity, equity, and inclusion* - *Corporate values and integrity*

Compensation Best Practices

- ⊘ Emphasis on performance-based compensation
- ⊘ Executive and director stock ownership guidelines (6x base salary for CEO; 3x base salary for CFO)
- ⊘ Policy adopting equity grant best practices
- ⊘ Compensation forfeiture/clawback policy
- ⊘ Policy prohibiting hedging of company equity securities
- ⊘ Policy prohibiting pledging and margin transactions

ITEM 3: Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2021

The Board recommends a vote **FOR** this voting item.

 

See page 73 for further information

ITEM 4: Approval of the Omnicom Group Inc. 2021 Incentive Award Plan

The Board recommend a vote **FOR** this voting item.

 

See page75 for further information

ITEM 5: Shareholder Proposal Regarding Political Spending Disclosure

The Board recommends a vote **AGAINST** this voting item.

 

See page 85 for further information

TABLE OF CONTENTS

ITEM 1 — ELECTION OF DIRECTORS

Omnicom Board of Directors

The Board of Directors of Omnicom Group Inc., a New York corporation ("Omnicom," the "Company," "we," "us" or "our"), currently consists of 9 directors: 8 independent directors, and John D. Wren, our Chairman and Chief Executive Officer. Each director stands for election annually and is elected by a majority of votes cast (in an uncontested election). Our Board values the views of our investors regarding board composition and, in response to investor input, has made board refreshment a priority.

- Our Board succession planning process resulted in the addition of four new independent directors since 2016 who bring important and complementary skills to the Board's overall composition.
  - ⊘ Deborah J. Kissire, a former Vice Chair and Regional Managing Partner of EY, joined our Board and Audit Committee in March 2016 and Finance Committee in May 2017.
  - ⊘ Valerie M. Williams, a former Southwest Assurance Managing Partner for EY, joined our Board in October 2016, Audit Committee in December 2016 and Finance Committee in December 2017.
  - ⊘ Gracia C. Martore, the former President and Chief Executive Officer of TEGNA Inc., joined our Board and Audit Committee in July 2017, joined the Finance Committee in May 2019 and became Chair of the Finance Committee in March 2020.
  - ⊘ Ronnie S. Hawkins, a Managing Director of Global Infrastructure Partners, joined our Board and Finance Committee in February 2018 and Governance Committee in February 2019.
- The Board anticipates appointing two additional independent directors by the 2022 Annual Meeting.

As we continue our ongoing Board refreshment, we remain focused on ensuring a smooth transition and onboarding process for new directors.

DIRECTOR TENURE

A balanced mix of fresh perspectives and institutional knowledge enables strong Board oversight of management. The 2021 director tenure chart below illustrates this balance and reflects the meaningful board refreshment that has been underway over the last several years.

Current Tenure of 2021 Nominees



4
> 15 Years

2
0-4 Years

2
5-9 Years

1
10-15 Years

QUALIFICATIONS OF THE MEMBERS OF THE BOARD

In determining the nominees for the Board, our Governance Committee considers the criteria outlined in our Corporate Governance Guidelines including a nominee's independence, his or her background and experience in relation to other members of the Board, and his or her ability to commit the time and focus required to discharge Board duties. In addition, our Governance Committee considers the composition of the Board as a whole and diversity in its broadest sense, including persons diverse in gender and ethnicity as well as diversity of viewpoints, ages, and professional and life experiences. The Governance Committee considers a broad spectrum of skills and experience to ensure a strong and effective Board and nominees are neither chosen nor excluded solely or largely based on any one factor.

Our Board seeks to align our directors' collective expertise with those areas most important to strong oversight of management at Omnicom. Accordingly, we periodically evaluate Board composition to help inform Board succession planning efforts, maintain close alignment between Board skills and Omnicom's long-term strategy, and promote Board effectiveness. We have implemented a rigorous skills analysis for each of our directors and have found that those skill categories with the highest aggregate level of director experience, namely Talent Management, Finance & Accounting, and Risk Management & Controls, align with the areas most critical to Board oversight at Omnicom. The chart below outlines the skill and experience categories our Board periodically evaluates, as well as the importance of each category to overall Board effectiveness.

Risk Management & Controls		Robust risk management is a foundational component of strong Board oversight, and we believe that the Board must include directors who possess a sophisticated ability to understand, measure and mitigate risk.
Finance & Accounting		Financial and accounting expertise is essential to ensuring the integrity of our internal controls, critically evaluating our performance, and providing insight and counsel with respect to our financial reporting, capital structure and approach to capital allocation.
Talent Management		Our ability to attract and retain the most talented professionals is fundamental to the success of a professional services business such as ours, and the Board's oversight function is particularly critical with respect to succession planning for our senior leadership team, and ensuring that we continue to prioritize DE&I.
Strategic Planning		Our Board's ability to effectively review and assess the long-term strategic priorities developed by management, as well as management's execution against those priorities, is fundamental to our capacity to grow, innovate and create shareholder value.
Industry Experience		Directors with experience relevant to our industry are well-suited to help guide the Company in key areas of our business such as advertising, customer relationship management, media buying, public relations and healthcare, and to assess growth opportunities, whether organic or through acquisitions.
CEO Experience		We believe that experience serving as a CEO enables directors to contribute deep insight into business strategy and operations, positioning the Board to serve as a valuable thought leader and challenge key assumptions while overseeing management.
Legal / Regulatory		Our Board must be able to effectively evaluate Omnicom's legal risks and obligations, as well as the complex, multinational regulatory environments in which our businesses operate, to help protect Omnicom's reputational integrity and promote long-term success.

International Business		Because of Omnicom's global scale, it is key for our directors to bring experience in international markets and business operations, so that our Board is well-positioned to oversee global strategies and evaluate opportunities for growth outside of the U.S.
Technology		Technological experience enables our directors to provide important insight regarding cybersecurity, data privacy and other matters related to our information security and technology systems as we navigate a time of rapid technological advancement industry-wide.
Public Company Board Experience		Through their experience serving on the boards of other large publicly traded companies, directors bring a valuable understanding of board functions and effective independent oversight.

In addition to possessing the skills discussed above, each of our directors must also demonstrate sound judgment, integrity of thought, ethical behavior, critical insight into Omnicom's businesses, the ability to ask challenging questions of management, and a healthy respect for their fellow Board members.

2021 DIRECTOR NOMINEES: 9 TOTAL

Independence: eight of our director nominees are independent

89%
Director Independence



Diversity: six of our director nominees are female and four are African American

89%
Female & African American Directors



Female

African American

2021 DIRECTOR NOMINEES

The current nine members of the Board have been nominated to continue to serve as directors for another year. All of the director nominees have been recommended for election to the Board by our Governance Committee and approved and nominated for election by the Board. We periodically engage a third-party search firm to assist with the evaluation of director candidates.

The Board has no reason to believe that any of the nominees would be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the Board may, prior to the meeting, select a substitute nominee or undertake to locate another director after the meeting. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the substitute nominee.

*The Board UNANIMOUSLY recommends that shareholders vote **FOR** all nominees.*



John D. Wren

Age 68

Director since
1993

PROFESSIONAL EXPERIENCE:

Mr. Wren is Chairman and Chief Executive Officer of Omnicom, a position he has held since May 2018. He was named Chief Executive Officer in 1997 and elected Chairman in 2018. Mr. Wren also served as President of Omnicom for twenty-two years, having been appointed to that role in 1996. Under his direction, Omnicom has become a premier global provider of marketing communications services and has achieved status as a world-class company with one of the best corporate and divisional management leadership teams in our industry. Mr. Wren was part of the team that created Omnicom in 1986, and was appointed Chief Executive Officer of Omnicom's DAS Group of Companies division in 1990.

KEY SKILLS AND QUALIFICATIONS:

Through the positions he has held at Omnicom and its networks, Mr. Wren possesses a combination of broad strategic vision and extensive industry knowledge that is fundamental to the Board's oversight role and uniquely positions him to serve as Chairman. Mr. Wren's comprehension of Omnicom, its businesses, its clients and its people is invaluable to the Board's mix of skills and enables him to provide critical insights to the Board. Over the past several years, Mr. Wren has designed and implemented a significant organizational realignment of Omnicom's businesses and management, and his leadership in the boardroom greatly enhances the Board's ability to oversee the development of strategy and guide Omnicom's future success in an industry that is experiencing rapid change, disruption and market-wide technological advancements. As the former Chief Executive Officer of Omnicom's DAS Group of Companies division, Mr. Wren has tremendous advertising, marketing and corporate communications experience. Under his leadership, the DAS Group of Companies grew to become Omnicom's largest operating group, comprised of companies in a wide array of communication disciplines ranging from public relations to branding. Mr. Wren's deep understanding of our industry gained through his extensive experience, long-term relationships he has developed with key clients, and his relationships with key management around the world contribute to robust Board discussion on a variety of topics central to Omnicom's success, including identifying competitive advantages, retaining top talent and navigating relationships with our most important clients. Mr. Wren is also a member of the International Business Council of the World Economic Forum, and as such, he has direct exposure to the dynamic issues facing a myriad of international companies. This exposure is a valuable asset to Omnicom and enhances the Board's ability to judiciously oversee management of Omnicom's own complex global businesses.



Mary C. Choksi

Age 70

Director since
2011
Chair of the Audit Committee and Member of the Compensation Committee

PROFESSIONAL EXPERIENCE:
From 1987 to 2017, Ms. Choksi was a founding partner and Senior Manager of Strategic Investment Group, an investment management enterprise which designs and implements global investment strategies for large institutional and individual investors. In addition, Ms. Choksi is a trustee of a number of funds in the Franklin Templeton Funds family. Ms. Choksi was also a founder and, until May 2011, a Managing Director of Emerging Markets Management LLC, which manages portfolios of emerging market equity securities, primarily for institutional investors. Prior to 1987, Ms. Choksi worked in the Pension Investment Division of the World Bank.

OTHER PUBLIC COMPANY BOARDS:
Ms. Choksi is a director and Chair of the Finance Committee of White Mountains Insurance Group, Ltd., a company whose principal businesses are conducted through its insurance subsidiaries and other affiliates. Ms. Choksi also served as a director of Avis Budget Group during the last five years.

KEY SKILLS AND QUALIFICATIONS:
With her extensive investment management experience, Ms. Choksi brings to the Board a sophisticated comprehension of the financial matters inherent to running a global business enterprise. It is central to Omnicom's growth and successful financial performance that the Board of Directors' knowledge base includes Ms. Choksi's understanding of the utilization of assets to generate growth. Ms. Choksi was a founding partner and Senior Managing Director of the investment management enterprise Strategic Investment Group and a founder, and, until May 2011, a Managing Director of Emerging Markets Management, which manages portfolios of emerging markets securities, primarily for institutional investors. As such, Ms. Choksi has the highest level of experience managing assets, evaluating investment risk, developing investment strategies and determining the optimal use of corporate assets. In addition, Ms. Choksi's career includes 10 years of experience at the World Bank, primarily working in the Bank's development arm focusing on projects in South and Southeast Asia. Through this role, Ms. Choksi acquired a keen appreciation of the many challenges facing a multinational institution as it navigates foreign markets and hones its global investment strategies. Ms. Choksi also has considerable experience as a member of the board, finance and audit committees of other public companies. Collectively, this experience and learning significantly enhances the function of Omnicom's Audit Committee on which Ms. Choksi serves as Chair. In addition, Ms. Choksi's breadth of experience is an extremely valuable component of the overall mix of skills necessary for the Board to effectively oversee the development of Omnicom's diversified global businesses.



Leonard S. Coleman, Jr.

Age 72

Director since
1993

Lead Independent Director, Chair of the Governance Committee and Member of the Compensation Committee

PROFESSIONAL EXPERIENCE:

Mr. Coleman was Senior Advisor, Major League Baseball, from 1999 through 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Additionally, Mr. Coleman was previously a municipal finance banker for Kidder, Peabody & Company. Prior to joining Kidder, Mr. Coleman served as Commissioner of both the New Jersey Department of Community Affairs and Department of Energy, and Chairman of the Hackensack Meadowlands Development Commission and the New Jersey Housing and Mortgage Finance Agency. Mr. Coleman was also the Vice Chairman of the State Commission on Ethical Standards and a member of the Economic Development Authority, Urban Enterprise Zone Authority, Urban Development Authority, State Planning Commission and New Jersey Public Television Commission. He has also served as President of the Greater Newark Urban Coalition and worked in a management consulting capacity throughout Africa.

OTHER PUBLIC COMPANY BOARDS:

Mr. Coleman is a director of Santander Consumer USA Holdings Inc., a full-service consumer finance company focused on vehicle finance and third-party servicing. Mr. Coleman also serves as a director and member of the Compensation and Nominating and Governance Committees of Electronic Arts Inc., a company that develops, markets, publishes and distributes video games, and as a director and member of the Corporate Governance and Nominating and Environmental Health and Safety Committees of Hess Corporation, an energy company engaged in the exploration and production of crude oil and natural gas. Mr. Coleman also served as a director of Avis Budget Group and Aramark Corporation during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Mr. Coleman brings a diverse array of senior-level business experience to Omnicom's Board of Directors, enhancing the effectiveness of its independent oversight of management. The experience acquired throughout Mr. Coleman's career includes more than a decade of senior management experience in Major League Baseball, including as President of the National League. Mr. Coleman's qualifications also include service on the boards of several large public companies, providing him with a sophisticated understanding of the operational and financial aspects of businesses, both domestic and international. Mr. Coleman possesses tremendous governance experience gained through various leadership roles he has held on these public company boards, a background which is valuable to his Lead Independent Director role and service as Chair of the Governance Committee, and enhances Omnicom's shareholder engagement efforts in which Mr. Coleman directly participates each year. Further, he has extensive government and finance experience having served as Commissioner of the New Jersey Department of Community Affairs where his responsibilities included overseeing all local and county budgets. As Commissioner of New Jersey's Department of Energy, he developed energy policy for the state. In addition, Mr. Coleman was Chairman of the Hackensack Meadowlands Development Commission developing zoning regulations for the area. Collectively, these roles have imbued Mr. Coleman with a keen sense of managing risks, which is an important skill for service as a director. Mr. Coleman also lived overseas for several years serving as a management consultant. The breadth of Mr. Coleman's leadership experience, coupled with the extent of his public company board service, provides him with the knowledge, skills and judgement that make him an extremely effective Lead Independent Director for Omnicom's Board.



Susan S. Denison

Age 74

Director since
1997
Chair of the Compensation Committee and Member of the Governance Committee

PROFESSIONAL EXPERIENCE:

Ms. Denison is a former partner of Cook Associates, a retained executive search firm, a position she held from June 2001 to April 2015. Ms. Denison has more than twenty years of senior executive experience within the media, entertainment and consumer products industries. She formerly served as a Partner at TASA Worldwide/Johnson, Smith & Knisely and the Cheyenne Group. She has also served as Executive Vice President, Entertainment and Marketing for Madison Square Garden, Executive Vice President and General Manager at Showtime Networks' Direct-To-Home Division, Vice President, Marketing for Showtime Networks and Senior Vice President, Revlon. In addition, Ms. Denison previously held marketing positions at Charles of the Ritz, Clairol and Richardson-Vicks.

KEY SKILLS AND QUALIFICATIONS:

With her many years of experience in media and marketing, including multiple senior management roles for companies as varied as Richardson-Vicks, Clairol, Showtime Networks, Revlon and Madison Square Garden, Ms. Denison provides Omnicom and its Board with a deep understanding of consumer behavior and a strategic vision of the business operations of Omnicom's agencies. As former Partner of an executive search firm and an executive within the media, entertainment and consumer products industries, Ms. Denison brings to the Board an intimate familiarity with executive compensation practices, as well as an extensive knowledge of complex media strategies, the oversight of management, and consumer market insights. Ms. Denison's leadership experience as a Partner at Cook Associates where she was involved in executive recruiting of the most senior executives, generally at the "C Suite" level, provides her with unparalleled knowledge of the compensation policies and practices of large public companies. This knowledge is an extremely valuable contribution to her role as Chair of the Compensation Committee and better enables the Board to perform its function of overseeing management retention and succession. Ms. Denison also brings an international perspective to the Board through her prior service on the Board and Compensation Committee of a company listed on the Tel-Aviv Stock Exchange.



Ronnie S. Hawkins

Age 52

Director since
2018
Member of the Governance
and Finance Committees

PROFESSIONAL EXPERIENCE:

Mr. Hawkins is a Managing Director of Global Infrastructure Partners, a position he has held since April 2018. Global Infrastructure Partners is an infrastructure focused private equity firm with over $72 billion of assets under management. In this role, Mr. Hawkins focuses on international investments primarily in the energy sector. Until April 2018, Mr. Hawkins was a Managing Director, Head of International Investments and member of the Investment Committee of EIG Global Energy Partners, which he joined in 2014. From 2009 to 2013, Mr. Hawkins was an Executive Vice President of General Electric where he led GE Energy's Global Business Development activities and served as Chair of the GE Energy Investment Committee. Prior to that, Mr. Hawkins spent 19 years as a senior member of the energy investment banking departments at Citigroup and Credit Suisse, completing corporate advisory assignments in over 50 countries, including mergers, acquisitions, divestitures and restructurings. Mr. Hawkins has also led numerous corporate financings for large companies including equity, debt and structured financings.

KEY SKILLS AND QUALIFICATIONS:

Mr. Hawkins has extensive strategic planning and corporate advisory experience developed over many years of identifying and managing energy investments for EIG Global Energy Partners and, more recently, for Global Infrastructure Partners. With a focus on investments outside of the U.S., Mr. Hawkins possesses an in-depth understanding of the complex regulations governing international business operations and contributes the highest level of international experience to the Board's mix of skill sets. Mr. Hawkins also served as a senior executive at General Electric for several years where he managed acquisitions, divestitures and joint ventures while leading GE Energy's Global Business Development activities. Having structured and overseen a great number of business transactions encompassing varied and complex business strategies, Mr. Hawkins has honed an acute understanding of strategic planning, business operations and the role of management. This background and knowledge serves as a key component of the Board's effective oversight of Omnicom and its management. Having held several senior positions at Citigroup and Credit Suisse leading corporate financings and advising public companies on large transactions, Mr. Hawkins brings valuable investment banking expertise to the Board and the Finance Committee on which he serves. Through his considerable experience advising corporate clients, Mr. Hawkins has developed an expert knowledge of corporate compliance best practices which is additive to his service on the Governance Committee and strengthens its oversight of related risks. The experience gained through advising clients on mergers, acquisitions and other strategic corporate transactions provides Mr. Hawkins with a sophisticated ability to evaluate businesses and discern opportunities for growth that greatly enhances the collective skills of the Board and is particularly valuable to his role as a member of the Finance Committee.



Deborah J. Kissire

Age 63

Director since
2016
Member of the Audit and
Finance Committees

PROFESSIONAL EXPERIENCE:

Ms. Kissire held multiple senior leadership positions at EY during her career from 1979 to 2015, serving most recently as Vice Chair and Regional Managing Partner, member of the Americas Executive Board and member of the Global Practice Group. Other positions held include the U.S. Vice Chair of Sales and Business Development and National Director of Retail and Consumer Products Tax Services. Throughout her career at EY, Ms. Kissire's leadership skills and vision were leveraged for strategic firm initiatives and programs such as their Partner Advisory Council, Strategy Task Force, Gender Equity Task Force, Vision 2000 Sales Task Force, and global Vision 2020.

OTHER PUBLIC COMPANY BOARDS:

Ms. Kissire is a director and Chair of the Audit Committee of Cable One, Inc., a company that provides customers with cable television, high-speed Internet and telephone services, and a director, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Axalta Coating Systems Ltd., a manufacturer of liquid and powder coatings. Ms. Kissire also serves as a director and member of the Audit and Environmental, Health, Safety, Quality and Public Policy Committees of Celanese Corporation, a global chemical and specialty materials company that engineers and manufactures a wide variety of products.

KEY SKILLS AND QUALIFICATIONS:

Ms. Kissire brings several key skills to the Board's overall mix of knowledge and experience. Throughout a career of 36 years at EY, an internationally recognized accounting firm, Ms. Kissire distinguished herself in a variety of roles. She gained extensive experience serving in senior positions at EY and developed a sophisticated ability to gauge risk in financial, accounting and tax matters. Under Ms. Kissire's leadership, the size of EY's Mid-Atlantic practice more than doubled. Through her experience and leadership capabilities, Ms. Kissire has proven herself to possess not only an in-depth understanding of the global financial and taxation regulations facing a business such as Omnicom, but also a keen understanding of how to effectively grow a complex business. Among her leadership roles at EY, Ms. Kissire served as an executive advisor for the firm's offering in Cyber Economic Security, giving her a unique perspective on digital vulnerabilities and methods of preventing and mitigating cyber-attacks. Taken together, these skills comprise an important component of the Board's aggregation of skill sets and make Ms. Kissire an extremely effective member of the Board and Audit and Finance Committees. Further, Ms. Kissire also serves as a director on three other public company boards, including serving as Chair of both an audit and a nominating and corporate governance committee.



Gracia C. Martore

Age 69

Director since
2017
Chair of the Finance
Committee and Member of
the Audit Committee

PROFESSIONAL EXPERIENCE:

Ms. Martore is the former President and Chief Executive Officer of TEGNA Inc., one of the nation's largest local media companies formerly known as Gannett Co., Inc., a position she held from October 2011 to June 2017. Ms. Martore held various leadership roles over her 32-year career at TEGNA, including as President and Chief Operating Officer from 2010 to 2011, Executive Vice President and Chief Financial Officer from 2005 to 2010 and Senior Vice President and Chief Financial Officer from 2003 to 2005. Prior to TEGNA, Ms. Martore worked for 12 years in the banking industry. Ms. Martore is also a member of the Board of Directors of FM Global and The Associated Press.

OTHER PUBLIC COMPANY BOARDS:

Ms. Martore is a director, Chair of the Audit Committee and member of the Compensation and Executive Committees of WestRock Company, a multinational provider of paper and packaging solutions for the consumer and corrugated packaging markets, and a director, Chair of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees of United Rentals, Inc., the world's largest equipment rental company. In addition, Ms. Martore served as a director of TEGNA Inc. during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Having served as President and Chief Executive Officer of TEGNA Inc., formerly Gannett Co., one of the nation's largest local media companies, Ms. Martore brings strong leadership skills, broad strategic vision, financial expertise and proven business acumen to the Board. Ms. Martore's successful navigation of TEGNA's strategy through a period of significant technological disruption within its industry strengthens the collective oversight function of Omnicom's Board as it assesses risk and evaluates strategies regarding technological advances implemented by our agencies. Under her leadership, TEGNA doubled its broadcast portfolio and acquired full ownership of Cars.com. Ms. Martore's experience running TEGNA adds to the Board the highest level of industry experience and a keen understanding of the media buying perspective, which is a crucial component of Omnicom's businesses. Ms. Martore also led the separation of TEGNA into two separate publicly traded companies. The strategic vision evidenced by Ms. Martore's successes in transforming TEGNA and generating value for shareholders is a critical skill for the Board's overall mix of skill sets. Prior to serving as President and Chief Executive Officer, Ms. Martore served in a variety of leadership roles at TEGNA, including Treasurer, Executive Vice President, Chief Operating Officer and Chief Financial Officer. Ms. Martore's experience in these varied roles brings invaluable financial, accounting, and risk management skills to the Board that is directly leveraged through her service as Chair of the Finance Committee and a member of the Audit Committee. In addition, Ms. Martore's extensive business and financial expertise enhance the Board's overall ability to guide business development strategy and oversee management of financial and operational matters. Ms. Martore also brings to the Board her experience serving on the board, audit committee, compensation committee and nominating and corporate governance committee of other public companies.



Linda Johnson Rice

Age 63

Director since
2000
Member of the
Governance and
Compensation Committees

PROFESSIONAL EXPERIENCE:

Ms. Rice is Chief Executive Officer of Johnson Publishing Company, formerly the parent company for EBONY and Jet magazines and Fashion Fair Cosmetics. In 2016, Ms. Rice became Chairman Emeritus of Ebony Media Holdings, the parent company for the Ebony and Jet brands and, in 2018, she was named Chairman Emeritus of Ebony Media Operations, after having served as Chief Executive Officer since 2017. Ms. Rice joined Johnson Publishing Company in 1980, was elected President and Chief Operating Officer in 1987 and served as Chairman and Chief Executive Officer from 2008 to 2019. Johnson Publishing Company filed a voluntary petition for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code on April 9, 2019.

OTHER PUBLIC COMPANY BOARDS:

Ms. Rice is a director and Chair of the Nominating and Corporate Governance Committee of Grubhub Inc., a leading online and mobile food-ordering and delivery platform, and a director and member of the Nominating and Corporate Governance Committee of Enova International, Inc., a provider of online financial services to non-prime consumers and small businesses. Ms. Rice also served as a director of Tesla, Inc. during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Ms. Rice's deep understanding of advertising and brand management and substantial knowledge of consumer businesses developed during her tenure as President and Chief Operating Officer of Johnson Publishing Company brings to the Board valuable insight into Omnicom's businesses and the concerns of its clients, a matter of paramount importance to Omnicom's global business growth. Ms. Rice's industry expertise is a key Board skill that allows her to contribute a sophisticated oversight capability with respect to the complex business strategies driving Omnicom's success and underpinning its commitment to long-term shareholder value creation. The experience and knowledge base Ms. Rice developed through her leadership role as Chairman and Chief Executive Officer of Johnson Publishing Company, in which she oversaw the organization's largest and most critical business relationships, serves as a valuable component of the Board's overall mix of business expertise, particularly in light of the importance of client relationships to Omnicom's continued success. Ms. Rice also has very broad experience through having served for more than 25 years on the boards, audit committees, compensation committees and nominating and governance committees of several other large public companies in a variety of industries. The breadth of this board experience adds to the strength of Omnicom's Board and contributes to the oversight function of its Governance and Compensation Committees on which Ms. Rice serves.



Valerie M. Williams

Age 64

Director since
2016
Member of the Audit and
Finance Committees

PROFESSIONAL EXPERIENCE:

Ms. Williams is a former Southwest Assurance Managing Partner for EY, a position she held from 2006 to 2016. She joined EY in 1981 and has over 35 years of audit and public accounting experience, serving numerous global and multi-location companies in various industries. Ms. Williams held several senior leadership positions at EY and served on multiple strategic committees, including the firm's Partner Advisory Council, Inclusiveness Council, Audit Innovation Taskforce and the Diversity Taskforce.

OTHER PUBLIC COMPANY BOARDS:

Ms. Williams is a director, Chair of the Audit Committee and member of the Reserves Committee of Devon Energy Corporation, a leading oil and gas producer in the U.S., and a director, Chair of the Audit Committee and member of the Corporate Governance Committee of DTE Energy Co., a diversified energy company involved in the development and management of energy-related businesses and services. In addition, Ms. Williams served as a director of WPX Energy, Inc., from 2018 until its merger with Devon Energy Corporation in January 2021.

KEY SKILLS AND QUALIFICATIONS:

Ms. Williams has extensive audit practice experience gained over the course of her career and through this experience has developed risk management skills that are a key component of the Board's oversight role. The significant financial reporting expertise developed by Ms. Williams through 35 years of audit and public accounting experience serving numerous global and multi-location companies in various industries is a valuable contribution to the Board's overall mix of skill sets and is particularly additive to Ms. Williams's service as a member of the Audit Committee. Ms. Williams distinguished herself in various senior roles throughout her career at EY, and successfully grew a large audit practice group through expert oversight of operations and strategy development. These achievements underscore the business expertise and leadership skills that Ms. Williams possesses and that will better enable the Board to effectively oversee the growth of Omnicom's businesses. Ours is a global business, and through her experience representing international businesses, Ms. Williams will contribute significantly to the Board's oversight of Omnicom's multinational strategies for growth. Ms. Williams also served on several important committees at EY, including the Inclusiveness Council and the Diversity Taskforce, and brings to the Board additional knowledge of the strategies regarding diversity, equity and inclusion. Further, Ms. Williams has experience serving on other public company boards and audit committees.

DIRECTOR INDEPENDENCE

Our outside directors, each of whom has been nominated for re-election, are Mary C. Choksi, Leonard S. Coleman, Jr., Susan S. Denison, Ronnie S. Hawkins, Deborah J. Kissire, Gracia C. Martore, Linda Johnson Rice and Valerie M. Williams. Our Board has determined that all of our outside directors are "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE"), as well as under our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at http://www.omnicomgroup.com. In determining that each of our outside directors is independent, the Board took into consideration the answers to annual questionnaires completed by each of the directors, which covered any transactions with director-affiliated entities. The Board also considered that Omnicom and its subsidiaries occasionally and in the ordinary course of business, sell products and services to, and/or purchase products and services from, entities (including charitable foundations) with which certain directors are affiliated. The Board determined that these transactions were not material to Omnicom or the entity and that none of our directors had a material interest in the transactions with these entities. The Board therefore determined that none of these relationships impaired the independence of any outside director. John D. Wren, our Chairman and Chief Executive Officer, is not independent due to his position as an executive officer.

SHAREHOLDER NOMINATION PROCESS

Nominations for directors at our 2022 Annual Meeting of Shareholders may be made only by the Board, or by a shareholder entitled to do so pursuant to our By-laws not later than the deadlines set forth on page 94 in the section entitled "Shareholder Proposals and Director Nominations for the 2022 Annual Meeting."

Our By-laws provide that shareholders may present director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying certain advance notice requirements, and providing information as to such nominee and submitting shareholder as specified in our By-laws. Our By-laws also permit a shareholder or group of up to 20 shareholders owning 3% or more of the Company's common stock continuously for at least three years to nominate and include in the Company's proxy statement director candidates constituting up to 20% of the Board, but no less than two, to be considered for election by the holders of the Company's common stock, provided that the shareholder (or group) and each nominee satisfy the requirements and provide information as to such nominee and submitting shareholder as specified in our By-laws.

You can obtain a copy of the full text of the By-law provisions noted above by writing to our Corporate Secretary at our address listed below in the section entitled "Availability of Certain Documents," or on our website at http://www.omnicomgroup.com. Our By-laws have also been filed with the U.S. Securities and Exchange Commission ("SEC").

The Governance Committee will consider all candidates recommended by our shareholders in accordance with the procedures included in our By-laws and this Proxy Statement. We did not receive any nominee recommendations from shareholders this year. Any future director candidate recommendations made by shareholders that are properly submitted will be considered by the Governance Committee in the same manner as those submitted by the Board or the Governance Committee itself.

MAJORITY VOTING STANDARD FOR ELECTION OF DIRECTORS

In accordance with our By-laws, directors are elected by a majority of the votes cast. That means the nominees will be elected if the number of votes cast "for" a director's election exceeds the number of votes cast "against" such nominee. For this purpose, broker non-votes will not count as a vote cast and will have no effect on the elections of directors. Our form of proxy permits you to abstain from voting "for" or "against" a particular nominee. However, shares represented by proxies so designated will count as being present for purposes of determining a quorum but will not count as a vote cast and will have no effect on the election of directors. Such proxies may also be voted on other matters, if any, that may be properly presented at the meeting.

If an incumbent nominee is not re-elected, New York law provides that the director would continue to serve on the Board as a "holdover director." Under our By-laws and a policy adopted by the Board, such a director is required to promptly tender his or her resignation to the Board. The Governance Committee of the Board must then consider whether to accept the director's resignation and make a recommendation to the Board. The Board will then consider the resignation, and within 90 days after the date of certification of the election results, publicly disclose its decision and the reasons for its decision.

A director whose resignation is under consideration may not participate in any deliberation regarding his or her resignation unless none of the directors received a majority of the votes cast. If the Board accepts a director's resignation, the Board will then elect a replacement in accordance with the By-laws.

Board's Role and Responsibilities

STRATEGIC OVERSIGHT

The Board oversees Omnicom's strategy setting and review process, which is led by the Company's management team and is focused on execution of a long-term strategy to deliver value to our shareholders. The Board reviews and assesses the strategic priorities developed and implemented by management under the direction of Omnicom's Chairman and CEO, John Wren. The Board reviews Omnicom's financial performance throughout the year and evaluates strategy in light of results, with an industry focus that includes peer comparisons and our competitive ability to attract and retain the most talented workforce. At least annually, the Board has a more detailed discussion, generally over two days, which is informed by reports from management on a variety of strategic matters and input regarding strategic goals of Omnicom's networks and practice areas. At this meeting, the Board receives a complete analysis of the strategies with respect to the multiple business components integral to Omnicom's comprehensive long-term strategic direction. This meeting also includes management presentations on important topics such as risk management, DE&I, information technology, cybersecurity and our data breach incident plan, human capital management, and top clients. Our Board believes this comprehensive process greatly strengthens its ability to effectively oversee management as Mr. Wren and senior leadership drive the future success of our Company.

RISK OVERSIGHT

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. The principal oversight function of the Board and its committees includes understanding the material risks the Company confronts and methods to mitigate or manage those risks. Management is responsible for identifying and assessing the related risks and establishing appropriate risk management practices. Our Board reviews management's assessment of the related risk, and discusses with management the appropriate level of risk for the Company.



OUR BOARD OF DIRECTORS

Administers its risk oversight function with respect to our operating risk as a whole, and the Board and its committees meet with management at least quarterly to receive updates with respect to our business operations and strategies, financial results and the monitoring of related risks. The Board also delegates oversight to the Audit, Governance, Compensation and Finance Committees to oversee selected elements of risk:

OUR AUDIT COMMITTEE

Oversees financial risk exposures, including monitoring the integrity of the financial statements, internal control over financial reporting, and the independence of the independent auditors of the Company. The Audit Committee inquires of management and the independent auditors about significant risks or exposures and assesses management's actions in light of any such risks, and also discusses guidelines and policies governing the process by which management of the Company assesses and manages the Company's exposure to risk. The Audit Committee receives an assessment report from the Company's internal auditors on at least an annual basis and more frequently as appropriate. The Audit Committee oversees the Company's cybersecurity risk management programs and receives periodic updates from management regarding cybersecurity, data privacy and other risks relevant to the Company's information technology systems. The Audit Committee also assists the Board in fulfilling its oversight responsibility with respect to compliance with legal and regulatory matters related to the Company's financial statements and meets at least quarterly with our financial management, independent auditors and legal advisors for updates on risks related to our financial reporting function.

OUR GOVERNANCE COMMITTEE

Oversees governance-related risk by working with management to establish Corporate Governance Guidelines and policies applicable to the Company and our management, including recommendations regarding director nominees, the determination of director independence, Board leadership structure and membership on Board committees. The Company's Governance Committee also oversees risk by working with management to adopt codes of conduct and business ethics designed to encourage the highest standards of business conduct and ethics.

OUR COMPENSATION COMMITTEE

Oversees compensation-related risk by working with management in the creation of compensation structures that create incentives to encourage a level of risk-taking behavior consistent with the Company's business strategy.

OUR FINANCE COMMITTEE

Oversees financial, credit and liquidity risk by overseeing our Treasury function to evaluate elements of financial and credit risk and advise on our financial strategy, capital structure, capital allocation and long-term liquidity needs, and the implementation of risk mitigating strategies.

THE COMPANY'S MANAGEMENT

Responsible for day-to-day risk management. The CEO, CFO and General Counsel periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. Our Treasury, Legal, Controller, Information Technology, and Internal Audit functions work with management at the agency level, serving as the primary monitoring and testing function for company-wide policies and procedures, and managing the day-to-day oversight of risk management strategy for the ongoing business of the Company. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports our approach.

Diversity and Corporate Responsibility

DIVERSITY, EQUITY AND INCLUSION

Fostering a culture of DE&I at every level of our organization has been a longstanding priority at Omnicom. We believe that workplace diversity creates value for the Company, enhances the quality of work we create for clients and is a cornerstone of our positive corporate culture. We know that a workforce reflecting the demographics of our society is better poised to create effective campaigns for our clients that resonate with a diverse population. With our global presence, we believe it is important that our workforce reflects our global community. Following recent acts of racism and violence against diverse communities in the U.S., it became clear that we needed to do more to truly embrace DE&I within our company culture to reflect the businesses, communities and consumers we serve. Last summer we announced OPEN 2.0, a plan comprised of eight Action Items that builds on the progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom. Moving forward, every agency will have specified actions, with deadlines, to ensure the advancement of DE&I initiatives, and executives will be held accountable for executing the actions.

Omnicom's commitment to diversity is reflected within the boardroom. Our Board includes six women and four African Americans, including Leonard S. Coleman, Jr., our Lead Independent Director. Our Audit, Compensation and Finance Committees are Chaired by female directors, and the Chair of our Governance Committee is African American. In 2019, based on this diverse makeup, Fortune Magazine recognized Omnicom as one of only six Fortune 500 companies that had more women than men on its Board of Directors.

Across the Company, we are committed to recruiting and retaining the best talent from diverse backgrounds, experiences and perspectives and have implemented key programs and initiatives to ensure we deliver on this commitment. These efforts include:

- **Internal focus and accountability –** Omnicom has a Chief Equity and Impact Officer, reporting directly to the CEO, who oversees the broad spectrum of DE&I matters and manages DE&I initiatives throughout our Company. Our individual networks employ their own Directors of Diversity or Chief Diversity Officers, and throughout Omnicom and its networks, 28 professionals are dedicated full-time to overseeing and advancing DE&I efforts at every level of our organization.

- **Omnicom People Engagement Network (OPEN) –** is our umbrella group for Omnicom's network employee engagement groups and activities. Led by led by the OPEN Leadership Team of senior-level Chief Diversity Champions across the Company, OPEN meets regularly to share best practices and develop tools to efficiently and effectively incorporate DE&I initiatives across Omnicom's offices.

- **OPEN Pride –** with multiple chapters around the globe, this sub-group of OPEN specifically strives to identify and develop LGBTQ talent and promote awareness, acceptance and advocacy by creating opportunities for leadership, visibility, community involvement, networking and business throughout our networks.

- **OPEN DisAbility –** this sub-group of OPEN is Omnicom's disability business resource group that seeks to drive disability representation, raise awareness of those who have a visible or invisible disability, and build a community approach towards helping our agencies become truly inclusive of persons with disabilities.

- **Omniwomen –** is a global initiative with multiple chapters around the world intended to serve as a catalyst to increase the influence and number of women leaders across the Omnicom networks. Leading this initiative are the most senior women executives across Omnicom and its agencies.

- **OPEN 2.0 –** is our current DE&I initiative, comprised of the below eight Action Items, that builds on the progress that we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom.
  1. **Expand OPEN Leadership Team –** Further expand, support, and empower the team (led by our Chief Equity and Impact Officer); institute a diversity director as a direct report for CEOs of each network and practice area.
  2. **Attracting and Recruiting Talent –** Together with the OPEN Leadership Team, agencies will promote our DE&I programs and initiatives.
  3. **Development –** Establish mentorship program to advocate for success and advancement of individuals across Omnicom.
  4. **Retention –** Establish a networking system that will allow talent to be sourced from across Omnicom globally to more efficiently and effectively provide career advancement.

5. **Clients –** Establish a program to regularly update clients on our DE&I initiatives, and expand our current supplier diversity programs.

6. **Community –** We will identify additional organizations that our agencies enthusiastically support and offer our professional services on a pro-bono basis to advance their goals.

7. **Mandatory Training –** We will further expand our training programs designed to create awareness and sensitivity to issues regarding DE&I, such as global, mandatory unconscious bias training.

8. **Accountability –** Our progress and effectiveness will be measured by establishing KPIs that will become part of our operations and an important factor in executive compensation.

- **Industry Programs –** In 2020, we committed to strengthening our existing support of industry programs that are dedicated to increasing diversity within the industry. These programs include AAF Most Promising Multicultural Students, 4A's Multicultural Advertising Intern Program (MAIP), ADCOLOR, GLAAD, Ghetto Film School and The Brotherhood/Sister SOL.

- **Supplier diversity –** We are working with our network of agencies in order to expand access to diverse suppliers. We are developing a resource that spurs collaboration with clients and diverse suppliers by simplifying the process of identifying and evaluating minority- and women-owned vendors. By successfully utilizing these mutually beneficial business relationships, we help meet the supplier diversity goals that we have set for Omnicom as well as those of our clients.

We have been publicly recognized for our commitment to inclusion and diversity initiatives. In October 2019, *The Wall Street Journal* released its own diversity and inclusion ranking of companies in the S&P 500. Omnicom was tied for third place overall and ranked first for the Communication Services industry. We were also included in the *Forbes* 2020 list of America's Best Employers for Diversity. In addition, after our historic work in 2019 for the first-ever WorldPride celebration in New York City, we continued our partnership with Heritage of Pride for NYCPride. This included sponsoring and partaking in several of its virtual events during Pride Month, notably the Human Rights Conference. With these continued efforts, Omnicom achieved a perfect score of 100 percent for the fifth consecutive year on the Corporate Equality Index (CEI) administered by the Human Rights Campaign Foundation. This index is a nationally recognized benchmarking tool for corporate inclusivity policies, benefits and practices pertinent to LGBTQ employees. Due to our high score, we were designated as a 2021 "Best Place to Work for LGBTQ Equality."

Omnicom's U.S. Equal Employment Opportunity Commission (EEOC) Data

as of December 31, 2020

	Black	Asian	Hispanic	White	Female
Executive Managers	3.1%	7.7%	5.0%	82.6%	49.7%
Mid Managers	4.9%	9.0%	8.6%	74.6%	59.9%
Professionals	5.6%	11.2%	10.7%	69.4%	59.7%

We believe that these statistics, and the diversity of our Board with six of nine directors being women and four being African American, clearly reflect the value Omnicom places on workplace diversity and the strength of its efforts to promote professional opportunities for women and diverse individuals.

CORPORATE RESPONSIBILITY

At Omnicom, we're committed to creating a positive and lasting impact on the world the best way we know how: through our work. Our corporate responsibility efforts spread across four key areas: supporting our communities, creating a dynamic and diverse workforce, managing our environmental footprint and ensuring a strong governance structure.

- Omnicom has set corporate responsibility goals relating to our people, environment, and governance helping guide our sustainability initiatives across the business.

- Omnicom is a signatory to the United Nation's Global Compact (UNGC).

- Omnicom and its global agencies are supporting the UN Sustainable Development Goals (SDGs) through a variety of initiatives. As a pro bono global marketing and communications partner for Theirworld and Girl Effect, Omnicom is working to ensure inclusive and quality education for children around the world, contributing to SDG 4.

- Omnicom provided additional disclosures of its workforce diversity in the United States in 2020 and is committed to continuing this level of disclosure moving forward.

- Omnicom became a member of the Civic Alliance, a non-partisan group of businesses working together to build a future where everyone participates in shaping the United States. As a member, we committed to giving 100% of our employees in the U.S. paid time off on Election Day 2020 to vote and/or volunteer at the polls.

- Omnicom strives to work to the highest professional standards relevant to our business, and we expect the same high standards from those businesses with which we work. We have therefore codified a set of principles in our Supplier Code of Conduct, available on our website at https://www.omnicomgroup.com/culture/ethics-policies, which requires that all members of our supply chain endorse our values by operating ethically and responsibly, with integrity, honesty and transparency.

- Omnicom is committed to supporting and respecting human rights, including the right of our employees to be hired and promoted based on their qualifications and merit. Please see our Human Rights Policy, which is available on our website at https://www.omnicomgroup.com/culture/ethics-policies for more information.

- Omnicom is committed to reducing our environmental footprint, primarily by consolidating office space and installing more energy-efficient heating and cooling systems, as detailed in our Environmental Policy which is available on our website at https://www.omnicomgroup.com/about/corporate-governance.

Our 2020 Corporate Responsibility Report, scheduled for release in June 2021, includes the following highlights:

- As a signatory to the UNGC, we have pledged to support ten universal principles, including protecting human rights, promoting fair labor practices, protecting the environment and rooting out corruption.

- Responded to the needs of Omnicom employees throughout the challenging circumstances of 2020, including work from home policies, remote technology advancements and the recognition of Juneteenth and Election Day as companywide holidays in the U.S.

- Omnicom remains committed to achieving our environmental goals of reducing energy use by 20% per employee using a 2015 baseline and increasing our use of electricity generated from renewable sources to 20% by 2023.

Learn more at http://csr.omnicomgroup.com.

Communications with Shareholders

SHAREHOLDER ENGAGEMENT

We are strongly committed to shareholder outreach, supported and overseen by the Board, and believe regular, transparent communication with our shareholders is important to our long-term success. Mr. Coleman, our Lead Independent Director, actively participates in selected investor meetings each year. To ensure that we fully address any shareholder concerns, shareholder feedback is shared with the Governance and Compensation Committees, as appropriate, as well as with the full Board.

Spring
Pre-annual meeting shareholder engagement: meet with shareholders to solicit feedback and answer questions regarding matters addressed in the proxy statement

Summer
Assess results of annual meeting: determine any responsive actions to be taken and formulate engagement priorities for the coming year



Annual Meeting of Shareholders

Winter
Incorporate shareholder input into annual meeting planning: weigh governance enhancements as warranted, and reflect changes in proxy statement disclosure

Fall
Conduct shareholder meetings: discuss engagement priorities, gather input through shareholder meetings, and report feedback to the Board and Governance and Compensation Committees

During the last year, we reached out to shareholders representing 70% of our outstanding shares and engaged with shareholders representing 27% of our outstanding shares, or every shareholder that accepted our invitation for engagement, in a continued effort to foster a successful shareholder outreach program, establishing and deepening the relationships with the governance teams at many of our largest investors. As in prior years, Mr. Coleman was a participant in select shareholder meetings and shared feedback with the full Board.

In recent years, the Board has taken significant steps to be responsive to concerns raised by shareholders, including adopting a board retirement policy described in the section entitled "Director Retirement Policy" on page 37 that has resulted in eight of our Board members stepping down from the Board since May of 2016. For a more complete summary of the feedback we heard from shareholders and actions taken by the Board, please refer to page 8 of our Proxy Summary. We value our investors' views regarding our Company, as well as their opinions on corporate governance best practices and have enhanced our corporate responsibility and diversity disclosure in response to input received. Our Board and management found this engagement constructive and informative, and we will continue our engagement efforts. In addition to the direct input of our shareholders, we also consider the Investor Stewardship Group's six corporate governance principles for U.S. listed companies.

SHAREHOLDER COMMUNICATIONS WITH BOARD MEMBERS

Interested parties, including shareholders, may communicate (if they wish on a confidential, anonymous basis) with the outside directors, the Chairs of our Audit, Compensation, Finance and Governance Committees or any individual director (including our Lead Independent Director who presides over the executive sessions of our independent non-management directors) on board-related issues by writing to such director, the Committee Chair or to the outside directors as a group c/o Corporate Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. The envelope should clearly indicate the person or persons to whom the Corporate Secretary should forward the communication. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications.

Board Leadership Structure

LEAD INDEPENDENT DIRECTOR, CHAIRMAN AND CEO ROLES

Our Governance Committee, as well as the full Board when appropriate, regularly evaluates the leadership structure of our Board to determine what arrangement is most appropriate for the Company and shareholders. The Board believes that it is important to maintain flexibility to determine the appropriate leadership structure based on Company circumstances at the time, and that our directors are best positioned to lead this evaluation given their unique insight into Omnicom's business, leadership team, culture, opportunities and challenges. Our Board is currently led by a Lead Independent Director, our Chairman and CEO, and four independent Committee Chairs. The Board believes this to be the optimal Board leadership structure for Omnicom at present, combining strong independent leadership with the benefits of having our CEO chair Board meetings in which strategic business matters are routinely discussed.

While the Board regularly evaluates its leadership structure and assesses various options, the Board strongly believes that it is critical to the success of our Company that our CEO, Mr. Wren, serve as Chairman at this time. The Board evaluates a range of factors in determining its leadership structure, including the complexity of our business, our ongoing organizational realignment, our robust Lead Independent Director role, and feedback from our shareholders regarding Omnicom's leadership structure:

- **Business Complexity:** The Board considers the complex nature of our Company and our business, and that the success of a professional services business such as ours is based on retaining the most talented individuals to best serve our clients. Ensuring executive-level continuity in the CEO and Chair roles is integral to supporting the transition of hundreds of client relationships, which have been built on trust and support over many years.

- **Organizational Realignment:** The Board also takes into consideration our Company's organizational realignment, which Mr. Wren designed and implemented to successfully guide Omnicom through a time of rapid change and disruption within our industry. Market-wide acceleration of technological advances and a shifting competitive landscape that affect Omnicom's businesses underscore the importance of the changes to Omnicom's networks and practice areas and the reconstituted reporting structure that Mr. Wren has spearheaded. Mr. Wren's focus is on leveraging the Company's existing network and client service matrix organizational structures to build a best in class leadership team and position Omnicom for sustainable long-term growth in an increasingly complex global landscape. As we continue the strategic realignment of our businesses, Mr. Wren's guidance and leadership will remain critical.

- **Robust Lead Independent Director Role:** Our Lead Independent Director role at Omnicom has evolved to include significant responsibilities, similar to those typically overseen by an independent Chair (see page 33 for a full list of these responsibilities). The Board annually reviews the responsibilities assigned to the Lead Independent Director role, and most recently enhanced the already robust responsibilities assigned to this role in February 2019.

- **Shareholder Feedback:** The Board carefully considers shareholder perspectives on Omnicom's leadership structure through extensive engagement conducted annually. During discussions with our investors, the vast majority have expressed support for our combined Chair and CEO positions at this time – particularly in light of the critical nature of chairman-client relationships in a professional services business such as ours, and our strong Lead Independent Director role.

While the Board is confident that this leadership structure is best suited to the current needs of the business, the Board remains committed to rigorously evaluating Omnicom's leadership structure each year and to gathering shareholder feedback on this matter through ongoing engagement.

LEAD INDEPENDENT DIRECTOR

Our Board is committed to improving the Company's corporate governance practices, and we have significantly enhanced the responsibilities of our Lead Independent Director's role to strengthen the Board's independent oversight of management. This individual would typically also serve as a member of the Governance Committee and, as such, participate in director and CEO succession planning. Currently, our Lead Independent Director also serves as Chair of the Governance Committee. The responsibilities of the Lead Independent Director were most recently enhanced in February 2019. In addition to the responsibilities of all directors, our Lead Independent Director's other duties, which the Board continues to evaluate through engagement with shareholders, include:

- Preside at executive sessions of the independent directors;
- Preside at all meetings of the Board at which the Chairman is not present;
- Serve as principal liaison between the independent directors and the Chairman and CEO;
- Participate in director recruitment, mentoring and development;
- Oversee the annual Board and committee evaluations;
- Participate in developing agendas for Board meetings, with the authority to add agenda items;
- Approve the schedule of Board meetings, with the authority to call meetings of independent directors;
- Oversee conflicts of interest of all directors, including the Chairman and CEO;
- Advise the Chairman, including providing input as to the quality, quantity and timeliness of information provided to the Board;
- Engage and consult with shareholders as part of our shareholder engagement process; and
- Perform such other duties as the Board may from time to time delegate.

We believe that this leadership structure enhances the accountability of the Chairman and CEO to the Board and strengthens the Board's independence from management.

On the recommendation of the Governance Committee, the independent members of our Board designate the Lead Independent Director annually. In June 2020, the independent members of our Board re-elected Leonard S. Coleman, Jr. to serve as the Company's Lead Independent Director. During his tenure as a member of the Board, Mr. Coleman has consistently demonstrated thoughtful leadership and intelligent decision making. Each year in which he has served as Lead Independent Director, Mr. Coleman has committed to being personally involved in our shareholder engagement efforts. Mr. Coleman's proven integrity and values align perfectly with the important role of Lead Independent Director. Coupled with his extensive senior management, financial, government, development and public company board experience, the independent members of the Board determined that Mr. Coleman continues to be the ideal candidate to serve as the Company's Lead Independent Director.

BOARD OPERATIONS AND COMMITTEE STRUCTURE

Our Board met 12 times during 2020. The Board generally conducts specific oversight tasks through committees so that the Board as a whole can focus on strategic matters and those particular tasks that by law or custom require the attention of the full Board. Our Board has established four standing committees, functioning in these areas, as explained more fully below:

- audit and financial reporting
- management/compensation
- corporate governance
- finance and acquisitions/divestitures

Each of the committees operates under a written charter recommended by the Governance Committee and approved by the Board. The Board operates pursuant to our Corporate Governance Guidelines. Each Board committee is authorized to retain its own outside advisors. Our Corporate Governance Guidelines and committee charters, which have been approved by the Board, are posted on our website at http://www.omnicomgroup.com. The table below provides current membership for each Board committee.

Director	Audit	Compensation	Governance	Finance
Mary C. Choksi	Chair	Member		
Leonard S. Coleman, Jr.		Member	Chair	
Susan S. Denison		Chair	Member	
Ronnie S. Hawkins			Member	Member
Deborah J. Kissire	Member			Member
Gracia C. Martore	Member			Chair
Linda Johnson Rice		Member	Member	
Valerie M. Williams	Member			Member
John D. Wren				
Number of Meetings in 2020	**9**	**9**	**7**	**7**

- Member
- Chair

AUDIT COMMITTEE

Meetings in 2020: 9

The Audit Committee's purpose is to assist the Board in carrying out its financial reporting and oversight responsibilities, including oversight of risk as described in "Risk Oversight" beginning on page 26 above. In this regard, the Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent auditors, and (d) the performance of our internal audit function and independent auditors. Furthermore, the Audit Committee prepares the report included below in the section entitled "Audit Committee Report." The Audit Committee also has the power to retain or dismiss our independent auditors and to approve their compensation.

The Board has determined that each member of our Audit Committee is "independent" within the meaning of both the rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has also determined that each member of our Audit Committee is an "audit committee financial expert," is "financially literate" and has "accounting or related financial management expertise," as such qualifications are defined by SEC regulations and the rules of the NYSE, respectively.

COMPENSATION COMMITTEE

Meetings in 2020: 9

The Compensation Committee's purpose is to (a) assist the Board in carrying out its oversight responsibilities relating to compensation matters, including oversight of risk as described in "Risk Oversight" beginning on page 26 above, (b) prepare a report on executive compensation for inclusion in our annual Proxy Statement and (c) administer and approve awards under our equity and other compensation plans. The report of the Compensation Committee is included below in the section entitled "Compensation Committee Report."

The Board has determined that each member of our Compensation Committee is "independent" within the meaning of the rules of the NYSE and a "non-employee director" within the meaning of the rules of the SEC.

GOVERNANCE COMMITTEE

Meetings in 2020: 7

The Governance Committee's purpose is to assist the Board in carrying out its oversight responsibilities, including oversight of risk as described in "Risk Oversight" beginning on page 26 above, relating to (a) the composition of the Board and (b) certain corporate governance matters. As part of its responsibilities, the Governance Committee considers and makes recommendations to the full Board with respect to the following matters:

- director nominees and underlying criteria for election to the Board and its committees;
- the structure, responsibilities and composition of the Board committees;
- standards and procedures for review of the performance of the Board and its committees, as well as any actions to be taken in response to the performance evaluation results;
- the election of the Chief Executive Officer and other officers required to be elected by the Board;
- our Certificate of Incorporation and By-laws;
- our Corporate Governance Guidelines generally, including with respect to director qualification standards, responsibilities, access to management and independent advisors, orientation and continuing education, and management succession;
- shareholder proposals made under SEC rules;
- the Code of Business Conduct applicable to our directors, officers and employees;
- the Code of Ethics applicable to our senior financial officers;
- the Political Contributions Policy;
- the charters of the Board committees; and
- the Governance Committee's performance of its own responsibilities and, in coordination with the Company's Lead Independent Director, the annual performance evaluation of the Board and its other committees.

The Governance Committee also oversees our shareholder engagement efforts and periodically receives reports from management on shareholder feedback. In addition, the Governance Committee oversees the Company's climate change initiatives and processes, and periodically receives reports from management on progress against goals and targets. The Board has determined that each member of our Governance Committee is "independent" within the meaning of the rules of the NYSE.

FINANCE COMMITTEE

Meetings in 2020: 7

The Finance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to financial matters affecting Omnicom, including in respect of acquisitions, divestitures and financings and the oversight of risk as described in "Risk Oversight" beginning on page 26 above.

EXECUTIVE SESSIONS

As a matter of policy, the independent, non-management directors regularly meet in executive session, without management present. The independent directors met nine times in 2020. Mr. Coleman, our Lead Independent Director, presides over executive sessions of the Board.

DIRECTOR ATTENDANCE

Attendance at Board and committee meetings during 2020 was 100% for the directors as a group. Each of our directors attended each of the meetings of the Board and the committees of the Board on which he or she served during 2020. We encourage our directors to attend our annual meetings of shareholders, and all of our directors attended the 2020 Annual Meeting of Shareholders.

Board Policies and Processes

BOARD AND COMMITTEE EVALUATION PROCESS

Every year, the Board and its committees each conduct a self-evaluation to help promote Board and committee effectiveness. The Governance Committee leads the evaluation process, which is overseen by our Lead Independent Director. The process allows directors to evaluate the Board as a whole and the standing committees of the Board on which each director serves through questionnaires covering topics such as:



- the effectiveness of the Board's leadership structure and the composition and responsibilities of its committees;

- the adequacy of the number and length of Board and committee meetings and the appropriateness of topics discussed; and

- the dynamic between the Board and management, and the quality of management's presentations and information provided to the Board and its committees.

Our Governance Committee recommends to the full Board a plan for any changes to the functions of our Board or its committees including on structure, responsibilities, performance and composition.

The Governance Committee reviews the composition of the Board and recommends to the full Board nominees for election. The Governance Committee identifies the skills and experience needed to replace any departing director and performs research, either itself or by engaging third parties to do so on its behalf, to identify and evaluate director candidates.

DIRECTOR RETIREMENT POLICY

Our mandatory retirement age policy for directors provides that no director shall be nominated for election or re-election to the Board if the director has reached 75 years of age on or before December 31st of the year preceding election or re-election. The Board, upon the recommendation of the Governance Committee, may waive this limitation for any director if the Board determines that it is in the best interests of the Company and its shareholders to extend the director's service. The Board has not previously waived the policy, and in the event of a waiver, the Board will provide shareholders with rationale for its decision.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served as members of our Compensation Committee during all or a portion of 2020: Susan S. Denison, Alan R. Batkin, Mary C. Choksi, Leonard S. Coleman, Jr. and Linda Johnson Rice. None of the Compensation Committee members serving during 2020 is a current or former employee or officer of Omnicom or its subsidiaries. None of the Compensation Committee members serving during 2020 has ever had any relationship requiring disclosure by Omnicom under Item 404 of Regulation S-K. During 2020, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any other company that had an executive officer serving as a member of our Board or its Compensation Committee.

TRANSACTIONS WITH RELATED PERSONS

We review all relationships and transactions between Omnicom or its subsidiaries and related persons to determine whether such persons have a direct or indirect material interest. Related persons include any director, nominee for director, officer or their immediate family members. Although we do not have a written policy governing such transactions, Omnicom's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As part of this process, and pursuant to our Audit Committee's charter, the Audit Committee reviews our policies and procedures with respect to related person transactions. These policies and procedures have been communicated to, and are periodically reviewed with, our directors and executive officers, and the Audit Committee documents in its minutes any actions that it takes with respect to such matters. Under SEC rules, transactions that are determined to be directly or indirectly material to Omnicom, its subsidiaries or a related person are required to be disclosed in Omnicom's Proxy Statement. In the course of reviewing a related party transaction, Omnicom considers (a) the nature of the related person's interest in the transaction, (b) the material terms of the transaction, (c) the importance of the transaction to the related person and Omnicom or its subsidiaries, (d) whether the transaction would impair the judgment of a director or officer to act in the best interest of Omnicom, and (e) any other matters deemed appropriate.

Based on the information available to us and provided to us by our directors and officers, we do not believe that there were any such material transactions in effect since January 1, 2020, or any such material transactions proposed to be entered into during 2021, with the following exception. Mr. Wren's brother, Christopher Wren, is employed as the Financial Systems Director for RAPP, a subsidiary of Omnicom. In 2020, his total compensation was $246,763, including salary, bonus and other benefits.

ETHICAL BUSINESS CONDUCT

We have a Code of Business Conduct designed to assure that our business is carried out in an honest and ethical way. The Code of Business Conduct applies to all of our directors, officers and employees, as well as all of the directors, officers and employees of our majority-owned subsidiaries, and requires that they avoid conflicts of interest, comply with all laws and other legal requirements and otherwise act with integrity. In addition, we have adopted a Code of Ethics for Senior Financial Officers regarding ethical action and integrity relating to financial matters applicable to our senior financial officers. Our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available on our website at http://www.omnicomgroup.com, and are also available in print to any shareholder that requests them. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for senior financial officers, executive officers and directors on our website within the time period required by the SEC and the NYSE.

We also have procedures to receive, retain and treat complaints regarding accounting, financial reporting and disclosure, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as well as possible violations of our Code of Business Conduct or Code of Ethics for Senior Financial Officers. The procedures are posted on our website at http://www.omnicomgroup.com and the websites of our various global networks.

Directors' Compensation for Fiscal Year 2020

Directors who are also current or former employees of Omnicom or its subsidiaries receive no compensation for serving as directors. The compensation program for directors who are not current or former employees of Omnicom or its subsidiaries is designed to compensate directors in a manner that reflects the work required for a company of Omnicom's size and composition and to align directors' interests with the long-term interests of shareholders. The table below includes the following compensation elements with respect to non-employee directors:

Annual Compensation. For 2020, non-employee directors were paid a cash annual retainer of $90,000 and $2,000 for attendance at each Board or Committee meeting. Non-employee directors are also paid $10,000 for attendance in person at a Board meeting held outside of the U.S. that requires international travel from his or her residence, but no such international meetings were held in 2020, and therefore this additional fee was not paid. In addition, directors receive reimbursement for customary travel expenses.

In accordance with our 2013 Incentive Award Plan (the "2013 Plan"), and our Director Compensation and Deferred Stock Program initially adopted by our Board on December 4, 2008 (as amended), non-employee directors also receive fully vested common stock each fiscal quarter. For each of the four quarters in 2020, such directors received common stock with a grant date fair value of $43,750 based on the per share closing price of our common stock on the first trading day immediately prior to grant.

Our Director Compensation and Deferred Stock Program and 2013 Plan provide that each director may elect to receive all or a portion of his or her cash director compensation for the following year's service in common stock. None of our directors elected to receive their 2020 cash director compensation in common stock.

Directors may also elect to defer any shares of common stock payable to them, which will be credited to a bookkeeping account in the directors' names. These elections must be made prior to the start of the calendar year for which the fees would be payable. The number of shares of common stock delivered or credited to a director's account is based on the fair market value of our common stock on the first trading day immediately preceding the date the fees would have been paid to the director. Each director other than Messrs. Coleman and Hawkins and Ms. Rice, elected to defer all of the shares of common stock payable to them in 2020.

Lead Independent Director and Committee Chair Fees. The Chairs of our committees and our Lead Independent Director receive the following additional annual fees in cash due to the workload and the additional responsibilities of their positions. Our Lead Independent Director received an additional fee of $35,000 for 2020. The Chairs of our Audit, Compensation, Governance and Finance Committees receive an additional fee of $20,000 each year, as long as such Chair is not also an executive officer of Omnicom.

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Alan R. Batkin[3]	$ 77,000	$ 87,500	$164,500
Mary C. Choksi	$170,000	$175,000	$345,000
Robert Charles Clark[3]	$ 79,000	$ 87,500	$166,500
Leonard S. Coleman, Jr.	$205,000	$175,000	$380,000
Susan S. Denison	$166,000	$175,000	$341,000
Ronnie S. Hawkins	$142,000	$175,000	$317,000
Deborah J. Kissire	$146,000	$175,000	$321,000
Gracia C. Martore	$166,000	$175,000	$341,000
Linda Johnson Rice	$146,000	$175,000	$321,000
Valerie M. Williams	$146,000	$175,000	$321,000

[1] This column reports the amount of cash compensation earned in 2020 for Board and Committee service.

[2] The amount reported in the "Stock Awards" column for each director reflects the aggregate grant date fair value of the stock granted in 2020, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"). For a discussion of the assumptions used to calculate the fair value of stock awards, refer to Notes 2 and 10 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 10-K"). The grant date fair market value for each quarterly stock award was $43,750 for each individual reported in the table above. All stock awards held by directors were fully vested as of December 31, 2020.

[3] Retired from the Board on June 9, 2020 and amounts shown represent such director's partial year of service on the Board.

No Other Compensation. Directors received no compensation in 2020 other than that described above. We do not have a retirement plan for directors and they receive no pension benefits.

Stock Ownership Requirement. The Board encourages stock ownership by directors and, in 2004, we adopted stock ownership guidelines for our directors. The director guidelines provide, in general, that our directors must own Omnicom stock equal to or greater than five times their annual cash retainer within five years of their joining the Board. As of December 31, 2020, each member of our Board that has served on the Board five years or more was in compliance with these guidelines.

ITEM 2 — ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking shareholders to approve an advisory resolution on the compensation of the Company's named executive officers as reported in this Proxy Statement. Four years ago, the Board recommended that this advisory vote to approve named executive officer compensation be conducted annually and shareholders voted in favor of this recommendation by a substantial majority. Accordingly, the Board has determined that it will hold an advisory vote to approve named executive officer compensation annually until the next vote to determine the frequency of such an advisory vote. Subsequent to the advisory vote reflected in this proposal, the next advisory vote to approve named executive officer compensation is expected to occur at the 2022 Annual Meeting of Shareholders.

Our executive compensation programs are designed to support the Company's long-term success. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, motivate and retain the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;
- support talent development in a rapidly evolving industry;
- maintain a balanced approach to building long-term shareholder value that does not overemphasize a single metric; and
- ensure that executive compensation is aligned with both the short and long-term interests of shareholders.

The majority of each NEO's total compensation was variable and based on performance. With respect to our Chief Executive Officer, 96% of his 2020 compensation was variable and based on performance.

We urge shareholders to read the "Compensation Discussion and Analysis" below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to our success.

We are asking shareholders to approve the following advisory resolution at the 2021 Annual Meeting.

RESOLVED, that the shareholders of Omnicom Group Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table for 2020 and the other related tables and disclosure.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

> The Board UNANIMOUSLY recommends that shareholders vote **FOR** the advisory resolution to approve executive compensation.

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

EXECUTIVE COMPENSATION

Table of Contents

Executive Summary

OVERALL COMPENSATION OBJECTIVES AND PRINCIPLES

The Compensation Committee is responsible for establishing, implementing and monitoring Omnicom's executive compensation policies and program. The overarching goals of our compensation program are to:

Attract, motivate and retain	**Support talent development**	**Maintain a balanced approach**	**Ensure that executive compensation is aligned**
the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;	in a rapidly evolving industry;	to building long-term shareholder value that does not overemphasize a single metric; and	with both the short- and long-term interests of shareholders.

We accomplish this by:

- closely tying pay to current and long-term performance;
- maintaining a high degree of variable compensation;
- establishing challenging performance metrics that are targeted to the Company, our industry and our business strategy; and
- sustaining competitive compensation levels.

OVERVIEW OF COMPENSATION PROGRAM

For many years now, the methodology of our Incentive Award, which is based on our performance relative to our key competitors and achievement of absolute financial targets with respect to the recently completed fiscal year, has been used to determine the amount of both a cash award and an equity award (specifically, PRSUs for our CEO and CFO and RSUs for our other NEOs). After the value of the equity awards was determined in this manner, the number of such PRSUs that ultimately vest is based on our return on equity over the subsequent three-year period relative to our key competitors and the RSUs vest ratably over a five-year period.

In response to feedback from shareholders and analysis by the Compensation Committee, in order to be more consistent with our peers, going forward the Compensation Committee decided to utilize the Incentive Award process (our performance relative to our key competitors and against absolute targets) to determine the amount of the cash award only. The amount of PRSUs granted to our CEO and CFO, and the RSUs to be granted to our other NEOs, will be determined separately. In March 2021, as in prior years, the Compensation Committee approved PRSU awards for our CEO and CFO, which have the performance feature consistent with prior years. At a later date in 2021, we expect the Compensation Committee to grant RSUs to Messrs. Nelson and O'Brien and Ms. Tarlowe (the PRSUs and RSUs awarded in 2021 will be referred to in this proxy statement as the "2021 Equity Awards").

This change in methodology requires us to disclose the equity awards with respect to the year in which they are granted, rather than, as we have done historically, with respect to the recently completed fiscal year. As a result, these awards will be disclosed in our 2021 Summary Compensation Table in our 2022 proxy statement rather than our 2020 Summary Compensation Table on page 64. However, for informational purposes only, we have provided a brief description of the 2021 Equity Awards below in the section entitled "Compensation Discussion and Analysis."

Due to the significant and unexpected impact of the COVID-19 pandemic and the fact that such an event was both unforeseeable and outside the control of our named executive officers, the Compensation Committee recognized the difficulty in setting internal performance targets and therefore eliminated the internal Omnicom performance metrics utilized in prior years. Omnicom's Compensation Committee recognized that management's response to the challenges posed during 2020 and decisions made to preserve the strength of business for the long term, such as reducing costs, maintaining liquidity and maintaining the payment of dividends, were better measures of performance in this unprecedented year. In addition, the Compensation Committee's goal was to further promote accountability for progress on our DE&I and corporate responsibility initiatives. They retained, however, the quantitative financial metrics as compared to our key competitors consistent with past years.

The chart below outlines the changes to our executive program structure, and the program is discussed in greater detail below in the section entitled "Calculation of Metrics Results - Qualitative Metric Determinations" on page 53.

Revised executive compensation program is responsive to shareholder feedback, supports pay and performance alignment in light of COVID-19, and continues to motivate executives against key focus areas

- Changes to the **program structure** relative to prior years make it more consistent with that of our peer group and address shareholder feedback:

Prior Structure

Value of incentive award determined based on quantitative peer (relative) and company metrics and a qualitative assessment; then allocated between cash and equity

New Structure

Quantitative peer (relative) and company metrics and qualitative assessment used to determine cash award only; equity independently determined

- Changes to **quantitative metrics** for 2020: shift from company and peer metrics to use only peer (relative) metrics to better assess performance in light of the financial and operational impact of the COVID-19 pandemic:

Prior Quantitative Metrics (to calculate incentive award)

50% Performance Metrics (OMC targets):

- *Diluted EPS growth, EBITA margin, organic growth*

50% Peer Metrics (Performance vs. peers):

- *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin*

New Quantitative Metrics (50% of target cash incentive award)

(No absolute performance metrics)

Peer Metrics (Performance vs. peers):

- *Return on equity, organic revenue growth, operating income margin, organic growth plus operating income margin*

- Changes to **qualitative metrics** for 2020: Incorporate new metrics to measure response to COVID-19 challenges and to reflect priority focus on DE&I:

Prior Qualitative Metrics (used in exercising discretion)

- *Client services (personnel, client, and services development)*
- *Enterprise-wide initiatives to maximize efficiencies and minimize risk*
- *Corporate values and integrity, including DE&I*

New Qualitative Metrics (50% of target cash incentive award)

- ***NEW:*** *Responses to COVID-19 challenges*
- *Diversity, equity, and inclusion*
- *Corporate values and integrity*

ABOUT OUR BUSINESS

Omnicom is a strategic holding company formed in 1986 and through its branded networks and agencies is a leading global provider of advertising, marketing and corporate communications services to over 5,000 clients in more than 70 countries. We operate in a highly competitive industry and compete against other global, national and regional advertising and marketing services companies, as well as technology, social media and professional services companies. The proliferation of media channels, including the rapid development and integration of interactive technologies and media, has fragmented consumer audiences targeted by our clients. These developments make it more complex for marketers to reach their target audiences in a cost-effective way, causing them to turn to global service providers such as Omnicom for a customized mix of advertising and marketing services designed to optimize their total marketing expenditure. As discussed below, in 2020 the COVID-19 pandemic negatively impacted our business.

On a global, pan-regional and local basis, our networks and agencies provide a comprehensive range of services in the following fundamental disciplines: advertising, customer relationship management (CRM), which includes CRM Consumer Experience and CRM Execution & Support, public relations and healthcare. Our business model was built and continues to evolve around our clients. Our fundamental business principle is that our clients' specific marketing requirements are the central focus of how we structure our service offerings and allocate our resources. This client-centric business model requires that multiple agencies within Omnicom collaborate in formal and informal virtual client networks utilizing our key client matrix organization structure. This collaboration allows us to cut across our internal organizational structures to execute our clients' marketing requirements in a consistent and comprehensive manner. We use our client-centric approach to grow our business by expanding our service offerings to existing clients, moving into new markets and obtaining new clients. In addition to collaborating through our client service models, our agencies and networks collaborate across internally developed technology platforms, including Annalect, our proprietary data and analytics platform, and Omni, our people-based precision marketing and insights platform.

As clients increase their demands for marketing effectiveness and efficiency, they continue to consolidate their business within one or a small number of service providers in the pursuit of a single engagement covering all consumer touch points. We have structured our business around these trends. We believe that our key client matrix organization structure approach to collaboration and integration of our services and solutions provides a competitive advantage to our business in the past and we expect this to continue over the medium and long term. Our key client matrix organization structure facilitates superior client management and allows for greater integration of the services required by the world's largest brands. Our over-arching strategy is to continue to use our virtual client networks to grow our business relationships with our largest clients by serving them across our networks, disciplines and geographies.

OVERVIEW OF 2020 COMPANY PERFORMANCE

In the midst of the COVID-19 pandemic, we believe our key strategic objectives served us well. These strategies center around hiring and retaining the best talent; driving organic growth by evolving and expanding our service offerings; investing in areas of growth with a particular focus on CRM and precision marketing, performance media, commerce, data and analytics, digital transformation consulting and health; and remaining vigilant on managing our costs and improving operational efficiencies in areas such as real estate, back-office accounting, purchasing and information technology.

Omnicom's long-term strategy has always been to develop our people and embed digital and new skill sets across our portfolio, whether it is public relations, shopper marketing, media, events or any of our disciplines so that we can quickly and continually adapt to changing technologies and media. The pandemic has compressed years of digital adoption into a few months, and people are racing to keep up. Therefore, it is important to continue to train our employees in a remote working environment. For this reason, all of our agencies expanded their training programs as a priority in 2020. For example, during the year, BBDO became the first global network to achieve Blueprint Certification from Facebook and partnered with Google to develop virtual training sessions on using insights and analytics throughout the creative planning process. In a similar effort, Omnicom Health Group provided over 300 all-virtual offerings, and 96% of Omnicom Healthcare's employees engaged in these training programs, as did many of our clients, resulting in 11,000 combined hours of courses taken in 2020. The increase in virtual training sessions and employee participation reinforces our view that remote learning will have a permanent place in our future learning and development efforts.

This year, our networks, practice areas and Global Client Leaders (GCLs) have increasingly utilized Omni's flexible and open architecture to develop more relevant insights for their specific disciplines and clients. Omni integrates clients' first-party data with privacy-compliant data sets to map consumer journeys. It allows our agencies to optimize audiences, guide creative content development, target messages and plan media without compromising safety and data privacy. A recent example of this was the launch of omniearnedID by Omnicom's Public Relations Group. omniearnedID allows our clients to evaluate the outcomes of earned media with the same precision as paid media. The first of its kind, patent-pending solution was built on the power of the Omni platform. It connects Omni to the PR discipline through earned media lenses and a curated list of privacy-compliant data partners. These solutions are a result of the investments we've made in Omni for more than a decade. We are very pleased that the platform is now deployed across most of our top clients and is used in more than 60 markets around the world to serve local, regional and global accounts. Our focus on innovation and development of Omni also provides us a clear path to operate in an environment where digital media now dominates and where more stringent consumer-privacy requirements such as the phasing out of third-party cookies will take effect.

While data and analytics remain a top investment and priority for us, we understand that data can only take us so far. It is the creativity and innovative skills of our people, supported by data and analytics, that truly set us apart and drive the best results for our clients. For this reason, we remain steadfast in investing in our leading brands and businesses and have strategically organized ourselves across practice areas and clients to maximize collaboration and expertise. In doing so, we can align our talent and tools in an optimal manner to deliver comprehensive solutions addressing the marketing and business needs of our clients.

Omnicom Financial Results and Impact of COVID-19.

In 2020, the COVID-19 pandemic negatively impacted our business and results of operations. Efforts to mitigate the impact of the pandemic, including government actions to restrict travel, limit public gatherings, shelter-in-place orders and mandatory closures of businesses, resulted in many of our clients reducing or suspending their spending for our advertising, marketing and corporate communication services. As a result, as reported in the 2020 10-K, revenue for the year ended December 31, 2020, revenue decreased $1,782.6 million, or 11.9%, compared to 2019, primarily due to the impact of the COVID-19 pandemic. Changes in foreign exchange rates reduced revenue 0.4%, acquisition revenue, net of disposition revenue, reduced revenue 0.4%, and organic growth decreased revenue 11.1% as all our markets were negatively impacted by the COVID-19 pandemic.

Net income in 2020 decreased $393.7 million to $945.4 million from $1,339.1 million in 2019. The year-over-year decrease is due to the factors described in detail in our 2020 10-K. Diluted net income per share decreased to $4.37 in 2020, compared to $6.06 in 2019, due to the factors described in our 2020 10-K, as well as the impact of the reduction in our weighted average common shares outstanding resulting from repurchases of our common stock through March 2020, net of shares issued for restricted stock awards, stock option exercises and the employee stock purchase plan during the year. As discussed in our 2020 10-K and in Note 1 to our consolidated financial statements, our results of operations for 2020 included COVID-19 repositioning costs and asset impairment charges, which were partially offset by an increase attributable to reimbursements and tax credits under government programs in several countries. The after-tax impact of these items on net income was $146.8 million.

Operating profit decreased $523.5 million to $1,598.8 million. Operating margin decreased to 12.1% from 14.2%, and EBITA margin decreased to 12.8% from 14.8% year-over-year. In 2020, operating profit, operating margin and EBITA margin included a net decrease aggregating $171.1 million related to the COVID-19 repositioning costs recorded in the second quarter and asset impairment charges recorded in the fourth quarter, partially offset by an increase related to reimbursements and tax credits under government programs in several countries (see Note 1 to the consolidated financial statements in our 2020 10-K).

We generated $1.7 billion of free cash flow during 2020 and ended the year with $5.6 billion in cash and cash equivalents. See Annex A for the definition of free cash flow, which is a Non-GAAP measure, and a reconciliation of free cash flow to net income. For the year, we returned $563 million of cash to shareholders through dividends. Our cumulative net income from fiscal years 2011 to 2020 totaled $10.9 billion, during which time our cumulative return of cash to shareholders, including both dividends and net share repurchases, totaled $11 billion for a cumulative payout ratio of 101%. For the year ended December 31, 2020, our return on invested capital was 23.0%, while our return on equity was 31.8%. Return on invested capital is defined as after-tax operating profit divided by the average of invested capital for the period (the sum of total debt, long-term liabilities, deferred tax liabilities and shareholders' equity; less cash and cash equivalents). See Annex A for the definition of after-tax operating profit and a reconciliation of after-tax operating profit to operating profit.

We Focused on Balance Sheet and Liquidity Management.

As described in further detail below on page 51, during a period of great disruption in capital markets due to COVID-19, our management remained sharply focused on managing the Company's balance sheet and liquidity. The Company benefited from the active management of our discretionary addressable spend costs, the repositioning actions taken in in the second quarter of 2020 and the alignment of our cost structure with the current realities of the economic environment. We reduced payroll and real estate costs as well as the larger-than-expected cost savings from our discretionary addressable spend costs, including general office expenses, professional fees, personnel fees and other items, and cost savings resulting from the remote working environment. We have and will continue to actively manage our costs to ensure they are aligned with our revenues. In addition to the overarching structural changes we made during the second quarter, we continue to evaluate ways to improve efficiency throughout the organization, focusing on our real estate portfolio management, back-office services, procurement and information technology services. As a result of our continuing efforts to prudently manage the use of our cash, we were able to generate $625 million of free cash flow during 2020.

While remaining very disciplined with respect to our cost structure, it's important to emphasize that we continued to invest in our businesses during a very difficult year in order to service our clients' needs. As a result of the pandemic, the velocity of digital transformation increased in 2020. When the lockdowns were instituted globally, consumers increasingly took to online services to interact with brands and businesses. As we enter a new year, we believe this trend will endure. As a result, we now have a greater opportunity to help our clients accelerate their digital transformation initiatives and connect them more directly with their customers. We have made many of the investments to support our clients' needs as they look to accelerate growth by adopting new tools and capabilities that get them closer to their consumers.

We Were Recognized for Our Extraordinary Creative Talents.

Despite the challenges we faced in 2020, the incredible, diverse talent within Omnicom still executed notable work for our clients. Their outstanding efforts manifested in a number of industry's awards and recognitions. The following are just a few of the highlights:

BBDO Worldwide was named Cannes Lions' first-ever Network of the Decade. For Agency of the Decade, Almap BBDO won in Latin America, adam&eveDDB took the title in Europe and Colenso BBDO won in the Pacific region.

Goodby Silverstein & Partners was named *Campaign US*'s 2020 Advertising Agency of the Year.

For *Ad Age*'s 2020 A-List, adam&eveDDB won International Agency of the Year and TBWA\Media Arts Lab won Creative Agency of the Year.

PRovoke Media named Marina Maher Communications a 2020 Agency of the Decade. Ketchum was also named Global Creative Agency of the Year for the second consecutive year.

TBWA took home two top Network Awards for the 2020 *Campaign Asia* Agency of the Year Awards, winning both Creative Network of the Year and Digital Network of the Year. In addition, OMG Performance was named Asia-Pacific Performance Agency of the Year.

At *PRWeek*'s inaugural Purpose Awards, Porter Novelli was named Agency of the Year.

BBDO New York was distinguished as Agency of the Year at the 2020 Webby Awards.

Campaign UK named adam&eveDDB Agency of the Year for the sixth year in a row, and Manning Gottlieb OMD won Media Agency of the Year.

We made progress on creating equitable, inclusive workplaces for all employees.

Following acts of racism and violence against diverse communities in 2020, Omnicom reinforced its commitment to addressing inequalities through meaningful action. We created OPEN 2.0, an action plan that builds upon the progress we've made thus far to achieve our ultimate goal: systemic equity throughout Omnicom.

OPEN 2.0 focuses on four key tenets – culture, collaboration, clients and community – and is organized into eight action items. One of the first action items calls for us to expand and empower those who are responsible for leading the plan's implementation. This is an important step because we recognize our plan will only be successful if we have a strong base of DE&I specialists executing it throughout our agencies. Since OPEN 2.0's launch in July 2020, we have more than doubled the number of DE&I leaders throughout Omnicom. Additional progress will be made in 2021 and more action items will be executed, measured and considered in our compensation decisions.

To successfully make diversity, equity and inclusion a top priority, it must literally start at the top. That is why we continue to place a strong emphasis on the diverse composition of our Board of Directors. Currently, our Board nominees consist of eight independent directors, with six women and four African Americans, including our Lead Independent Director. In 2019, the diversity of this group was recognized by *Fortune*, which named Omnicom one of only six Fortune 500 companies with more women than men on its Board of Directors. We are proud of the extensive experience and unique perspectives each Board member brings to ensure ethical standards are upheld and exemplary oversight is maintained across our networks and agencies.

To help create a work environment where all employees feel comfortable, confident and supported, we also continue to develop and grow our employee resource groups (ERGs). We recently founded OPEN DisAbility in order to improve inclusion, visibility and awareness of issues affecting individuals with visible, invisible and/or learning disabilities, or people with long-term illnesses. In addition, Omniwomen, our well-established ERG dedicated to increasing the number and influence of women leaders throughout the Omnicom network, grew to more than 15 chapters around the world. Similarly, OPEN Pride—our ERG focused on the personal growth, organizational inclusion and business success of Omnicom's lesbian, gay, bisexual, transgender and queer (LGBTQ) employees and allies—expanded to 12 chapters across the globe. These efforts and many more helped us make the *Forbes* 2020 list of America's Best Employers for Diversity.

In addition, we continued our partnership with Heritage of Pride for NYCPride following the first-ever WorldPride celebration in New York City last year. This included sponsoring and partaking in several of its virtual events during Pride Month, most notably the Human Rights Conference. This work, plus many other internal and external efforts, helped Omnicom achieve a perfect score for the fifth consecutive year on the Corporate Equality Index (CEI) administered by the Human Rights Campaign Foundation. This index is a nationally recognized benchmarking tool for corporate inclusive policies, benefits and practices pertinent to LGBTQ employees. Due to our high score, we were designated as a 2021 "Best Place to Work for LGBTQ Equality."

Additional information on our diversity efforts is set forth above in the section entitled "Diversity, Equity and Inclusion."

COMPENSATION DECISIONS REFLECT PERFORMANCE

These and other 2020 achievements were a direct result of the leadership of our named executive officers, or "NEOs", and other senior executives and provide significant context for the Compensation Committee's pay-for-performance approach and key 2020 compensation decisions. Our NEOs for fiscal year 2020 were:

- John D. Wren, Chairman and Chief Executive Officer
- Philip J. Angelastro, Executive Vice President and Chief Financial Officer
- Jonathan B. Nelson, Chief Executive Officer, Omnicom Digital
- Michael J. O'Brien, Executive Vice President, General Counsel and Secretary
- Rochelle M. Tarlowe, Senior Vice President and Treasurer

Omnicom strives to link closely executive compensation to performance by making a significant portion of potential compensation variable, as well as long-term performance driven. The more senior the executive, the lower his or her base pay will be as a proportion of his or her entire compensation package and the higher the executive's incentive-based and long-term retention components will be as a proportion of his or her entire compensation package. We believe this approach is aligned with shareholder interest and the long-term interests of the Company. For all NEOs, the majority of their total compensation was variable and based on performance. With respect to our CEO, 96% of his 2020 compensation was variable and based on performance.

As described on page 42 above, the Compensation Committee made changes to the metrics by which our Annual Cash Incentive was determined in response to the COVID-19 pandemic. At present, we expect these changes to apply only to fiscal year 2020 compensation. The changes regarding the separate evaluation and revised disclosure of the cash and equity components of our compensation awards are expected to continue beyond fiscal year 2020.

The process by which incentive compensation awards were determined for performance in fiscal year 2020, and the manner in which they were paid, aligns with our pay-for-performance objectives. A key component of our executive compensation program is a performance-based Annual Cash Incentive Award awarded pursuant to Omnicom's Senior Management Incentive Plan (the "Incentive Award Plan"). The Annual Cash Incentive Award that each NEO earned in 2020 was primarily derived from a pre-set formula incorporating a combination of the following performance metrics:

- Omnicom's annual financial performance against that of an industry peer group established by the Compensation Committee; and
- New qualitative metrics established by the Compensation Committee in response to COVID-19 challenges.

LAST YEAR'S SAY ON PAY VOTE AND SHAREHOLDER ENGAGEMENT

The Compensation Committee believes that our executive compensation program aligns with performance, reflects our business philosophy and utilizes competitive practices regarding executive compensation in a highly competitive industry. At our 2020 Annual Meeting of Shareholders, 91% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of our 2019 executive compensation program. The Compensation Committee believes this vote, in combination with direct feedback from our shareholders, affirms shareholders' support of the Company's approach to executive compensation. In response to prior shareholder feedback, our Compensation Committee implemented changes to the executive compensation structure in 2020 to further align pay with the achievement of criteria relating to management's response to COVID-19, further promote accountability for progress on our DE&I initiatives, and make our compensation program more consistent with our peer group. Omnicom's performance toward these critical new goals in fiscal year 2020 and our many creative, strategic and operational accomplishments reinforce the Compensation Committee's view that our executive compensation program is achieving its long-term objectives in a challenging and fast-changing environment. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes and feedback received directly from our shareholders when making future compensation decisions for the NEOs.

During the last year, we reached out to shareholders representing 70% of our outstanding shares. We engaged with every shareholder who accepted our invitation to talk in a continued effort to foster a successful shareholder outreach program. Executive compensation was one of many topics included in our discussion with shareholders and shareholder feedback is shared with the Compensation Committee, as appropriate, as well as with the full Board. As a whole, shareholders were overwhelmingly supportive of the changes to our compensation structure in response to the challenges of COVID-19 and were pleased that our new approach to disclosure would provide greater consistency with our peer group.

Compensation Committee Report

The Compensation Committee, which is comprised solely of independent members of the Board, has reviewed the "Compensation Discussion and Analysis" and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in Omnicom's 2020 10-K filed with the SEC on February 18, 2021.

Members of the Compensation Committee
Susan S. Denison, *Chair*
Mary C. Choksi
Leonard S. Coleman, Jr.
Linda Johnson Rice

Compensation Discussion & Analysis

OBJECTIVES

Compensation Decision Process

The Compensation Committee annually reviews and approves the compensation of the NEOs. To aid the Compensation Committee in making its compensation determinations, the Chief Executive Officer annually reviews the performance of each other NEO by evaluating the performance factors described in this Compensation Discussion and Analysis and presents his conclusions and recommendations to the Compensation Committee. The Compensation Committee considers the Chief Executive Officer's recommendations, but ultimately makes the final decision as to compensation determinations. With respect to 2020 compensation, the Compensation Committee did not deviate materially from our Chief Executive Officer's recommendations. Additional detail regarding the process used to set executive compensation targets, evaluate performance and determine payouts is provided in the below diagram.

Process for Determination of our Executive Compensation: Step-By-Step

STEP 1

Base Salary
Mr. Wren and other senior executives received temporary salary cuts in 2020

STEP 2

Setting Performance Measures for 2020
Compensation Committee sets metrics and quantitative and qualitative performance measures for meriting an Annual Cash Incentive Award

STEP 3

Determining Multipliers Based on Performance Range
Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each performance measure relative to our industry peer group

STEP 4

Setting Target and Maximum Incentive Award Dollar Amounts
Compensation Committee sets maximum and target Annual Cash Incentive Award dollar amounts

STEP 5

Calculation of Incentive Award
Compensation Committee reviews Omnicom and peer group performance and calculates weighted score for each metric and final earned Annual Cash Incentive Award dollar amounts

STEP 6

Adjustments Determined
Compensation Committee considers factors it deems appropriate in order to determine whether to make adjustments to the calculated Annual Cash Incentive Award dollar amounts and approves final Annual Cash Incentive Awards

STEP 7

Long-Term Incentive Compensation: Grant of Three-Year Performance Restricted Stock Unit Awards for CEO/CFO
For CEO/CFO, the Compensation Committee granted in March 2021 an award of PRSUs that are subject to further performance conditions over a three-year period. However, as explained in greater detail elsewhere in this Compensation Discussion and Analysis, based on feedback from Company shareholders and internal analysis by the Compensation Committee, we modified the evaluation and disclosure of our equity awards to achieve greater consistency with our peers.

STEP 8

Long-Term Incentive Compensation: Grant of Time-Based Restricted Stock Units ("RSUs") to Other NEOs
For Messrs. Nelson and O'Brien and Ms. Tarlowe, the Compensation Committee expects to grant an award of RSUs later in 2021 that vest over a five-year period. However, as explained in greater detail elsewhere in this Compensation Discussion and Analysis, based on feedback from Company shareholders and internal analysis by the Compensation Committee, we modified the evaluation and disclosure of our equity awards to achieve greater consistency with our peers.

ELEMENTS OF OMNICOM COMPENSATION AND FISCAL YEAR 2020 DECISIONS

For Messrs. Wren and Angelastro, our principal components of pay are a base salary, an Annual Cash Incentive Award and an award of PRSUs that is contingent upon the long-term performance of the Company.

For Messrs. Nelson and O'Brien and Ms. Tarlowe, our principal components of pay are a base salary, an Annual Cash Incentive Award and an award of RSUs that vest ratably over a five-year period.

As described above, the Compensation Committee adjusted the manner in which the amount of the equity award is determined and the way in which it is disclosed based on shareholder feedback. Going forward, the cash and equity incentive components will be independently evaluated. The Annual Cash Incentive Award will be paid out in cash based on quantitative and qualitative performance measures (50% each for 2020); the long-term equity award will be granted based on separate factors and will be disclosed in the year it was granted.

Therefore, although our CEO and CFO were granted PRSUs in March 2021, and we expect our other NEOs to be awarded RSUs at a later date in 2021, the 2021 Equity Awards were not paid in respect of the Incentive Award earned in 2020 and therefore, information related to the these awards will be presented in next year's Summary Compensation Table for 2021. However, for informational purposes only, we have provided a brief description of the 2021 Equity Awards below in Steps 7 and 8.

Although NEOs are eligible to receive an Annual Cash Incentive Award if their achievements so merit, the granting of an Annual Cash Incentive Award to any NEO is entirely at the election of the Compensation Committee. The Compensation Committee may choose not to award an Annual Cash Incentive Award to a NEO or to adjust the amount of the award that results from the application of the measures described in this Compensation Discussion & Analysis, in each case in light of all factors deemed relevant by the Compensation Committee. In addition, to the extent achievement of the performance criteria may be impacted by changes in accounting principles and extraordinary, unusual or infrequently occurring events reported in Omnicom's public filings, the Compensation Committee exercises its judgment whether to reflect or exclude their impact.

Each of these components and the manner in which decisions for 2020 were made for each NEO are more fully discussed in the sections that follow.

STEP 1 	**Base Salary** Mr. Wren and other senior executives received temporary salary cuts in 2020

NEO Base Salaries:

John Wren Chairman and Chief Executive Officer	$ 450,000
Philip Angelastro Executive Vice President and Chief Financial Officer	$ 687,098
Jonathan Nelson Chief Executive Officer, Omnicom Digital	$ 779,167
Michael O'Brien Executive Vice President, General Counsel and Secretary	$ 641,667
Rochelle Tarlowe Senior Vice President and Treasurer	$ 425,000

In April of 2020, Mr. Wren informed the Board of Directors that senior executives were to take salary cuts, while he was to receive no salary, for a portion of 2020. This action was taken in conjunction with other temporary measures including ceasing share buybacks, implementing an overall salary freeze for employees, instituting a general hiring freeze and cutting all discretionary spending in order to enhance liquidity and cash flow.

Beginning April 1, 2020, and extending through the end of September, Mr. Wren received no salary and Mr. Angelastro's salary was reduced by one-third. Beginning October 1, 2020, and extending through December 31, 2020, Messrs. Wren and Angelastro continued to take a reduction: 20% and 10% of their original salaries, respectively. Beginning on April 1, 2020, and extending through the end of July, Messrs. Nelson and O'Brien's salaries were reduced by 25%. Messrs. Nelson and O'Brien returned to their prior salaries on August 1, 2020. The "Salary" column in the Summary Compensation Table on page 64 reflects these base salary reductions; consequently amounts shown are lower than prior years.

The objective of base salary is to provide a portion of compensation to the NEO that is not "at risk" like incentive bonuses or equity awards, and is generally unaffected by fluctuations in company performance or the market in general. The base salaries for the NEOs are determined by the Compensation Committee. Adjustments in base salary for NEOs are not automatic or formulaic, and are ultimately made by the Compensation Committee in the exercise of its business judgment.

Base salary adjustments are generally considered no more frequently than every 24 months. Prior to 2020, Messrs. Wren and O'Brien had not had an increase in base salary in 18 years. Prior to the increase he received in 2014 upon his appointment to Executive Vice President and Chief Financial Officer, Mr. Angelastro had not had an increase in base salary in 10 years and his base salary had not increased further since his appointment.

Omnicom considers a number of factors when determining whether to make base salary adjustments, which factors may include advice from our compensation consultant, the general knowledge of our Chief Executive Officer and Compensation Committee of base salaries paid to similarly positioned executives, salaries paid historically, tax and accounting changes that may affect the Company, as well as personal performance as assessed by the Compensation Committee and the Chief Executive Officer. No formulaic base salary adjustments are provided to the NEOs.

Performance-Based Compensation Awards

As discussed above, under the Incentive Award Plan, eligible executive officers may receive an Annual Cash Incentive Award, except as the Compensation Committee may otherwise determine in the exercise of its business judgment.

The following table summarizes the combination of quantitative and qualitative performance measures the Compensation Committee considered for the Annual Cash Incentive Awards awarded for performance in fiscal year 2020, each of which is discussed in greater detail below:

Determination of Annual Cash Incentive Award:

STEP 2 | **Setting Performance Measures for 2020**
Compensation Committee sets metrics and quantitative and qualitative performance measures for meriting an Annual Cash Incentive Award

Component	Weighting	Performance Measures	Rationale for Selection of Performance Metric
Peer Metric (Performance Relative to Peers)	50%	▪ Return on equity (40%)	▪ Comprehensive means to evaluate various financial metrics and directly tied to the return to our common shareholders over time
		▪ Organic growth (20%)	▪ Measures ability to drive revenue growth from existing operations, exclusive of acquisitions, dispositions and currency effects
		▪ Operating profit margin (20%)	▪ Measure intended to focus the Company on operating at sustainable, profitable levels
		▪ Organic growth plus operating profit margin (20%)	▪ Measure designed to balance the contribution of each of these important metrics
Qualitative Metric	50%	▪ Assessment of our responses to COVID-19 challenges; ▪ Diversity, equity and inclusion; and ▪ Corporate values and integrity, as described below	▪ Incorporate new metrics to reflect priority focus on DE&I and measure response to COVID-19 challenges

We believe our goals are meaningful and challenging, the achievement of which is designed to drive shareholder value.

www.omnicomgroup.com **51**

STEP	Determining Multipliers Based on Performance Range
3	Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each performance measure relative to our industry peer group.

PEER METRIC (FINANCIAL PERFORMANCE VS. INDUSTRY PEER GROUP) – 50% OF TARGET INCENTIVE AWARD

Performance Measure	Weight	Rank	Peer Multiplier
Return On Equity	40%	1 - 4	0.4 – 2.0
Organic Growth	20%	1 - 4	0.4 – 2.0
Operating Profit Margin	20%	1 - 4	0.4 – 2.0
Organic Growth + Operating Profit Margin	20%	1 - 4	0.4 – 2.0

The "Peer Metric" is based on Omnicom's financial performance as compared to an industry peer group. The Compensation Committee considered the following performance measures for fiscal year 2020 as compared to that of an industry peer group, which included WPP plc, Publicis Groupe SA and The Interpublic Group of Companies, Inc. (the "Peer Metric Group"), with each measure weighted as indicated:

- return on equity (ROE) (40%)

- organic growth (20%)

- operating profit margin (20%)

- organic growth plus operating profit margin (20%)

A predetermined multiplier of between 0.4 and 2.0 (the "Peer Multiplier") was ascribed based on Omnicom's ranking relative to the Peer Metric Group for each metric. The Peer Multiplier was applied to each metric's weighting within the category based on the results achieved to arrive at a weighted score (the "Peer Weighted Score").

STEP	Setting Target and Maximum Incentive Award Dollar Amounts
4	Compensation Committee sets maximum and target Annual Cash Incentive Award dollar amounts

Name of Executive	Threshold	Target	Maximum
John Wren	$0	$ 7,900,000	$15,800,000
Philip Angelastro	$0	$ 2,500,000	$ 5,000,000
Jonathan Nelson	$0	$ 1,500,000	$ 3,000,000
Michael O'Brien	$0	$ 1,150,000	$ 2,300,000
Rochelle Tarlowe	$0	$ 300,000	$ 600,000

For performance in fiscal year 2020, we established a maximum incentive compensation level and a target incentive compensation level set at a percentage of the maximum incentive compensation level, which are shown above and in the "Grants of Plan-Based Awards in 2020" table. As described below, the Compensation Committee generally consults with its compensation consultant to determine the range of total compensation for similarly positioned executives at our peer group companies. The Compensation Committee takes the information provided in the compensation consultant report into consideration when determining the Incentive Award target for our NEOs. The target amounts approved by the Compensation Committee for 2020 performance were reduced from the prior year for each NEO, other than Ms. Tarlowe, due to the contraction in the global economy that was anticipated primarily as a result of the COVID-19 pandemic. The target amounts represent approximately 75% of the cash bonus amount from the prior year for each NEO, other than Ms. Tarlowe.

STEP 5	**Calculation of Incentive Award**
	Compensation Committee reviews Omnicom and its peer group and calculates weighted score for each metric and final earned Annual Cash Incentive Award dollar amounts

CALCULATION OF METRICS RESULTS – COMPANY PERFORMANCE VS. INDUSTRY PEER GROUP

The tables below describe earned Annual Cash Incentive Awards based on 2020 performance, which is the basis for the Incentive Award awarded as shown in the Summary Compensation Table on page 64 below. When calculating the Operating Profit Margin Peer Metric, we made adjustments to Operating Profit to exclude the impact of COVID-19 related costs and asset impairments. The tables in Annex A show the adjustments made to Omnicom Group Inc.'s Operating Profit.

	2020 Performance	Peer Metric Group Rank	Weight	Peer Multiplier	Weighted Score
Return On Equity	31.8%	1	40%	2.00	0.800
Organic Growth	(11.1)%	4	20%	0.40	0.080
Adjusted Operating Profit Margin	14.7%	1	20%	2.00	0.400
Organic Growth + Adjusted Operating Profit Margin	3.6%	2	20%	1.50	0.300
Total					1.580
Peer Weighted Score of 1.580 x metric weighting of 50%					79.0%

CALCULATION OF METRICS RESULTS – QUALITATIVE METRIC DETERMINATIONS
(50% of Target Annual Cash Incentive Award)

The Qualitative Metric, the outline of which is provided below, was implemented to further align pay with the achievement of criteria relating to management's response to COVID-19, further promote accountability for progress on our DE&I initiatives, and make the compensation program more consistent with our peer group.

Response to COVID-19 Challenges

- Providing for and prioritizing the safety and well-being of employees;
- Effectiveness of business continuity; implementing work-from-home;
- Management of capital structure, liquidity, cash flow/working capital;
- Effectiveness of cost-reduction initiatives;
- Preservation of the payment of the dividend on our common stock;
- Management of client relationships, payment terms, contract amendments and credit risk;
- Safely re-opening offices; and
- Implementation of strategic initiatives in response to current economic conditions.

Diversity, Equity and Inclusion

- Implementation of and progress under the Action Items (as described in further detail below) specifically set forth in OPEN 2.0 - Omnicom's action plan for Diversity, Equity and Inclusion initiatives.

Corporate Responsibility and Integrity

- Maintaining a professional work-place environment;
- Maintaining highest standards of corporate values and integrity; and
- Achieving highest levels of corporate, social and environmental responsibility.

Qualitative Metric Fiscal Year 2020 Determinations

Response to COVID-19 Challenges

Late in the first fiscal quarter of 2020, as the impact of COVID-19 was becoming increasingly clear, Mr. Wren led the Company in developing and implementing an action plan framework and certain related procedures in response to the pandemic. Mr. Wren emphasized throughout the execution of that framework that the Company's top priority was the safety and well-being of our employees. Other imperative concerns were the ability of the Company to effectively service our clients, and preserve the strength of Omnicom's business for the long term.

The following table briefly summarizes the key focus areas for actions that mitigated the impact of the COVID-19 pandemic for our Company, each of which is discussed in greater detail below.

Key focus areas for actions that mitigate the impacts of COVID-19 for our Company		
Prioritizing Safety and Well Being of Our Employees	**Effectively Serving Our Clients**	**Preserving the Strength of Business for the Long Term**
▪ Effectiveness of business continuity ▪ Successful transition to the virtual work environment ▪ Prepared for safe re-opening of offices by following a carefully planned process and phased re-entry approach ▪ Commitment to employee health and safety ▪ In mid-March, implemented a global work-from-home policy ▪ Expanded U.S. health benefit coverage for those affected by COVID-19 ▪ Extended medical benefits to employees that were furloughed or laid off through July 31, 2020	▪ Agencies quickly developed insights and creative ideas to support clients and their customers ▪ Continued management of client relationships, payment terms, contract amendments and credit risk ▪ Extensive work done by agencies to provide clients with services and solutions needed during unprecedented times	▪ Thoughtful balance sheet and liquidity management, building on history of disciplined capital allocation decisions ▪ Temporarily suspended share repurchases, while preserving the dividend of our common stock ▪ Eliminated non-essential discretionary costs and capital expenditures ▪ Completed several financings to support our liquidity and strengthen our balance sheet ▪ Adjustment of operations to weather the pandemic and emerge successfully on the other side ▪ Enhanced role of the head of strategy and corporate development ▪ Realignment of agencies' cost structures and implementation of cost-reduction initiatives

54   OmnicomGroup   **2021** Proxy Statement

PRIORITIZING THE SAFETY AND WELL-BEING OF OUR EMPLOYEES

As explained above, Omnicom's first priority was the safety and well-being of our employees. In mid-March, all employees worldwide were instructed to work remotely except for certain cities in Asia which experienced the impact of COVID-19 earlier and were reopening. Omnicom agencies were instructed to follow tracking and other relevant health authority guidelines, such as those from the Centers for Disease Control and Prevention in the U.S. and the National Health Service in the U.K. In addition, Omnicom's agencies were instructed on the steps to take if an employee tests positive for COVID-19 or has been in close contact with another person who has tested positive. We implemented workplace hygiene policies and heightened office cleaning procedures. We established travel restrictions and meeting guidelines. Mr. Wren frequently communicated directly to all employees globally in the form of emails, which were well received by employees.

Our management team reviewed the Company's COVID-19 health care coverage in the U.S. and determined how best to utilize the benefits of COVID-19 health care coverage and U.S. legislation regarding paid time off, vacation and sick leave. In order to minimize headcount reductions to the greatest extent possible, our legal team conducted a world-wide legal analysis and determined how best to make use of the benefits provided by subsidy and furlough programs in various countries. They worked with local counsel in each jurisdiction to understand and implement policies in compliance with regulations imposed by relevant governmental authorities.

When appropriate, Company leadership analyzed plans to return to the office on a market-by-market basis. We organized a "Safely Back to Office Committee" to oversee the process of safely reopening the Company's offices on a global basis. We created global guidelines that were made available on a microsite accessible by employees. We created a three-phase approach for returning to the office, with the priority being to accommodate employees and conducted an anonymous company-wide survey, the purpose of which was to gauge employee comfort levels and ascertain priorities.

Omnicom's information technology teams leveraged various information technology methods for remote working to ensure that employees are able to effectively work remotely and receive at home technology support. We created an information technology task force to address any issues or problems as they arise and reinforced our virtual private network, which securely provides remote accessibility to work files, data and documents, and reviewed remote support capabilities.

EFFECTIVELY SERVING OUR CLIENTS.

The COVID-19 pandemic negatively impacted most of our clients' businesses. As a result, clients have cut costs, including postponing or reducing marketing communication expenditures. While certain industries such as healthcare and pharmaceuticals, technology and telecommunications, financial services and consumer products have been less affected, as long as the COVID-19 pandemic remains a threat, global economic conditions continue to be volatile and such uncertainty cuts across all clients, industries and geographies.

Our agencies quickly developed insights and creative ideas to support clients and their customers. They worked extensively to provide clients with services and solutions needed during unprecedented times. We also reviewed client credit considerations and accounts receivable from certain clients that were particularly impacted by the pandemic. We reexamined client credit risk assessment procedures and the role of credit risk insurance monitoring in connection therewith. Omnicom leadership created processes for managing client requests to modify commercial terms, and the approval process for agency-client contractual changes. They also evaluated active client credit risk, and coordination with credit officers.

PRESERVING THE STRENGTH OF BUSINESS FOR THE LONG TERM.

Our treasury and finance groups continued to focus on maintaining a strong balance sheet and significant liquidity and improving capital efficiency.

In response to the impact of the COVID-19 pandemic, in the second quarter of 2020, we took actions to align our cost structure and reduce our workforce and facility requirements and continued the review of businesses for disposal and assets for impairment. As a result, we recorded a pre-tax charge of $277.9 million, which is comprised of incremental severance of $150.0 million, real estate operating lease right-of-use, asset and other asset impairment charges of $55.8 million, other exit costs of $47.0 million and dispositions and other charges of $25.1 million (see Note 1 to the consolidated financial statements in our 2020 10-K). These actions reduced headcount by over 6,000 and reduced the related facility requirements, which should result in reductions in future operating expenses.

Although we have experienced a decrease in our cash flow from operating activities, we took numerous proactive steps to strengthen our liquidity and financial position that are intended to mitigate the potential impact of the COVID-19 pandemic on our liquidity.

- In February 2020, we issued $600 million 2.45% Senior Notes due April 30, 2030, or the 2.45% Notes.
- In March 2020, the net proceeds from the issuance of the 2.45% Notes were used to redeem the remaining $600 million principal amount of our 4.45% Senior Notes due August 15, 2020. As a result, we have no notes maturing until May 2022.
- In March 2020, we suspended our share repurchase activity.
- In April 2020, we issued $600 million of 4.20% Senior Notes due June 1, 2030, or the 4.20% Notes, and we entered into a new $400 million 364-day revolving credit facility, or the 364 Day Credit Facility. The 364 Day Credit Facility is in addition to our existing $2.5 billion multi-currency revolving credit facility, or Credit Facility, which we extended to mature in February 2025.

Omnicom's management vigorously managed our costs and capital expenditures. As further described on page 49, our senior executives took salary cuts, and Mr. Wren received no salary, through July 31, 2020. The Compensation Committee also reduced target incentive awards for our named executive officers, other than Ms. Tarlowe, by 25% of last year's cash Incentive Award.

In addition, during 2020, we reduced salary and service costs by $162.6 million related to reimbursements and tax credits under government programs in several countries, including the CARES Act, in the United States, the Kurzarbeit program in Germany, and other government reimbursement programs in the U.K., France, Canada and other jurisdictions (see Note 1 to the consolidated financial statements in our 2020 10-K).

Our legal team analyzed certain legal considerations, including employment law and legislation in relevant countries and states, potential amendments regarding changes to client contracts with respect to services provided, and potential client bankruptcies.

DIVERSITY, EQUITY AND INCLUSION

In July, following the tragic acts of racism in the U.S., Mr. Wren communicated to our global workforce regarding our continued and increasing commitment to diversity. Omnicom is a people business and it has long been our mission to foster diverse and inclusive workplaces where all our people feel comfortable, confident and supported.

We have developed a specific action plan to promote progress on workforce diversity

The result of Omnicom's many discussions regarding DE&I is OPEN 2.0, an action plan that builds upon the progress we have made thus far to achieve our ultimate goal: systemic equity throughout Omnicom. Our mission is to attain equal representation, development, support and retention of marginalized groups, and, in particular in the United States, for our Black, Hispanic, Asian and Indigenous professionals. OPEN 2.0 is a framework that can be used to support any marginalized group in any one of our markets.

OPEN 2.0 specifies eight Action Items that will help us move toward achieving systemic equity faster and more effectively. These Action Items were carefully considered, and their highlights are provided below:

Action Items	Commentary
❶ Expand OPEN Leadership Team	Further **expand, support, and empower the team** (led by our Chief Equity and Impact Officer); institute a diversity director as a direct report for CEOs of each network and practice area
❷ Attracting and Recruiting Talent	Together with the OPEN Leadership Team, **agencies will promote our DE&I programs and initiatives**
❸ Development	Establish **mentorship program** to advocate for success and advancement of individuals across the Company
❹ Retention	Establish a networking system that will allow talent to be sourced from across the firm globally to more efficiently and effectively provide **career advancement**
❺ Clients	Establish a program to **regularly update clients** on our DE&I initiatives, and expand our current **supplier diversity programs**
❻ Community	We will identify additional organizations that our agencies enthusiastically support and offer our professional **services on a pro-bono basis** to advance their goals
❼ Mandatory Training	We will further expand our training programs designed to create awareness and sensitivity to issues regarding DE&I, such as **global, mandatory unconscious bias training**
❽ Accountability	Our progress and effectiveness will be measured by **establishing Omnicom-wide key performance indicators (KPIs)** that will become part of our operations and an **important factor in executive compensation**

Each and every agency will have specified actions, with deadlines, to ensure advancement of DE&I initiatives, and executives will be held accountable for executing the actions. Our progress and effectiveness of implementing the Action Items will be measured by establishing Omnicom-wide KPIs. Senior executives of Omnicom and the CEOs of each of our networks and practice areas will work with our DE&I leaders to set the KPIs in an Annual DE&I Plan. These KPIs will be an important factor in executive compensation.

OPEN 2.0 was developed to maintain our energy and focus for years to come, and it will create the type of change we know our employees are asking for and deserve.

CORPORATE RESPONSIBILITY AND INTEGRITY

Omnicom continues its deep commitment to corporate responsibility. The four pillars for our efforts include: (i) supporting our communities, (ii) creating a dynamic and diverse workforce, (iii) managing our environment footprint and (iv) ensuring a strong governance structure. Each are further described below:

Community	• Continued to support the **UN SDGs** through client, pro bono and volunteer work by our agencies across the globe • Assisted with local, national and global COVID-19 campaigns, including guideline awareness, reopening efforts and vaccine development • Helped ensure inclusive and quality education for children around the world (SDG No. 4) through our continued pro-bono work with Theirworld and Girl Effect
People	• **Perfect score** on the Corporate Equality Index conducted by Human Rights Campaign for **5 consecutive years** • Doubled the number of DE&I leaders throughout Omnicom, with all of our Networks and Practice Areas now having a dedicated DE&I leader reporting to their CEO • Recently founded OPEN DisAbility, grew Omniwomen to more than 15 chapters and expanded OPEN Pride to 12 chapters globally • Distinguished Juneteenth as a Company-wide holiday and provided paid time off to all U.S. employees for Election Day 2020
Environment	• Since last March, our global workforce has primarily been working remotely due to the COVID-19 pandemic, therefore it is difficult to quantify our energy footprint and use per person in comparison with prior years. When the effects from the pandemic are behind us, more meaningful comparable numbers will be available. We are still fully committed to reaching our stated goals in 2025 • Reduced global energy footprint in excess of **5.5%** from 2018 to 2019 • Reduced our global energy use per person by approximately **19%** compared to our 2015 baseline, progressing on our goal to reduce energy use by 20% per person globally by 2023 • Increased use of electricity from renewable sources by approximately **37%** compared to our 2015 baseline, progressing on our goal to increase our electricity from renewable sources to 20% by 2023 • Overall greenhouse gas emissions declined by approximately **16%** compared to 2017 baseline
Governance	• Our Code of Business Conduct, which spells out what we value, what we believe and the policies that all employees at every level around the world must uphold, underscores our commitment to upholding the highest ethical standards • As a signatory to the UN Global Compact, we maintain a **Human Rights Policy** for our customers and clients • Our Supplier Code of Conduct was put into effect, outlining our expectations for the business with which we work • Continued offering mandatory business ethics, security awareness and cybersecurity training to all Omnicom employees • Maintained diverse representation on our nine-member board of directors, with six women and four African-American board members

The Compensation Committee determined that Omnicom's NEOs exceeded expectations in meeting the challenges presented by the COVID-19 pandemic for the duration of fiscal year 2020, and the other elements of this year's Qualitative Metric. The many accomplishments are listed in greater detail above, but certain of the most notable highlights are the degree to which we were successful in transitioning to a virtual work environment, allowing us to achieve our goal of business continuity while giving our employees the tools to work from home. We managed our balance sheet and liquidity, generating $1.7 billion in free cash flow and ending the year with $5.6 billion in cash and cash equivalents. We were able to preserve the dividend on our common stock for the duration of the year, paying out dividends in the amount of $563 million to our shareholders. We exercised remarkable discipline in managing costs, eliminating non-essential discretionary costs and capital expenditures. Most importantly, our management executed its COVID-19 strategy with the utmost commitment to employee health and safety on a global basis. For these reasons and the many others listed above, the Compensation Committee determined that the Qualitative Metric Score for 2020 performance is 1.33.

Fiscal Year 2020 Calculation of Annual Cash Incentive Award

Name	Target Incentive Compensation	Peer Weighted Score	Qualitative Score	Combined Score	Total Annual Cash Incentive Award Earned
John Wren	$ 7,900,000	79.0%	66.7%	145.7%	$11,508,000
Philip Angelastro	$ 2,500,000	79.0%	66.7%	145.7%	$ 3,642,000
Jonathan Nelson	$ 1,500,000	79.0%	66.7%	145.7%	$ 2,185,000
Michael O'Brien	$ 1,150,000	79.0%	66.7%	145.7%	$ 1,675,000
Rochelle Tarlowe	$ 300,000	79.0%	66.7%	145.7%	$ 437,000

STEP 6

Adjustments Determined

Compensation Committee considers the matters described below to determine whether to make adjustments to the calculated Annual Cash Incentive Award dollar amounts and approves final Annual Cash Incentive Award dollar amounts

Adjustments to Calculated Annual Cash Incentive Award

While the Compensation Committee determined that Omnicom's NEOs exceeded expectations in meeting the challenges presented by the COVID-19 pandemic for the duration of fiscal year 2020, the Committee decided that it was prudent not to exceed last year's cash Incentive Award amounts and reallocate the difference to the general incentive compensation pool to be disbursed to other employees.

Name	Total Annual Cash Incentive Award Earned	Adjustment	Total Final Annual Cash Incentive Award
John Wren	$ 11,508,000	($ 883,000)	$ 10,625,000
Philip Angelastro	$ 3,642,000	($ 292,000)	$ 3,350,000
Jonathan Nelson	$ 2,185,000	($ 135,000)	$ 2,050,000
Michael O'Brien	$ 1,675,000	($ 125,000)	$ 1,550,000
Rochelle Tarlowe	$ 437,000	($ 37,000)	$ 400,000

STEP 7

Long-Term Incentive Compensation: Grant of Three-Year Performance Restricted Stock Unit Awards for CEO/CFO

For CEO/CFO, the Compensation Committee typically grants PRSUs that are subject to further performance conditions over a three-year period.

The Compensation Committee typically grants restricted stock awards annually to a relatively broad group of key executives based upon the executive's level of responsibility and judgment of the executive's current and future contribution to Omnicom's performance. In general, the Compensation Committee's judgment is based on an analysis of the executive's past contribution to the Company and also motivated by the need to retain the talented executives who are a critical component of Omnicom's long-term success.

For the last 10 years, the Compensation Committee has awarded Omnicom's CEO and CFO performance restricted stock units that are designed to reward individual contributions to the Company's performance as well as motivate future contributions and decisions aimed at increasing shareholder value over time. The performance restricted stock units (PRSUs) awarded to our CEO and CFO are subject to performance conditions over a three-year period that fit within the Compensation Committee's "pay for performance" philosophy by closely tying pay to long-term performance.

While our Incentive Award has historically been comprised of both a cash award and an equity award, based on feedback from Company shareholders and internal analysis by the Compensation Committee, we modified the structure of our Incentive Award to achieve greater consistency with our peers so that the Incentive Award for 2020 was paid entirely in cash. Although our CEO and CFO received an award of PRSUs on March 24, 2021, these awards were not paid in respect of the Incentive Award earned in 2020 and therefore, information related to these awards will be presented in next year's Summary Compensation Table for 2021.

For informational purposes only, the following table shows the maximum potential value on the Grant Date of the 2021 Equity Awards that were granted in the form of PRSUs:

Name	Maximum Potential Value of PRSUs on the Grant Date
John Wren	$ 8,075,000
Philip Angelastro	$ 4,350,000

The vesting of these PRSUs depends on the results of a performance test performed three years after the year of the grant, which establishes the percentage of the award that the executive will ultimately realize. This test compares the Company's return on equity for a three-year period (2021 to 2023) to that of our Peer Metric Group. The Compensation Committee believes return on equity provides a consistent and comprehensive measure to assess Omnicom's relative performance. The Compensation Committee believes using return on equity as the single performance measure achieves clear and simple peer group comparison, and serves as a comprehensive means to evaluate various financial metrics. In addition, return on equity is a measure directly tied to the return to our common shareholders over the long term.

In 2024, our average return on equity over calendar years 2021, 2022 and 2023 will be compared to the average return on equity for each member of the Peer Metric Group for the same three-year period and Omnicom's rank amongst these competitors will be determined. The ultimate value received by the NEO will depend on the vesting of the awards and the value of our common stock.

While these PRSU awards will appear in the Summary Compensation Table for 2021, a hypothetical Summary Compensation Table is provided on page 65 that reflects what the table would have disclosed in the event that the equity awards had been granted as part of the Incentive Awards similar to our prior approach.

Messrs. Wren and Angelastro are required to retain a certain amount of Company's equity/stock as described in "Executive Compensation Related Practices, Policies and Guidelines – Executive Stock Ownership Guidelines."

STEP 8 **Long-Term Incentive Compensation: Grant of Time-Based RSUs to Other NEOs**
For Messrs. Nelson and O'Brien and Ms. Tarlowe, the Compensation Committee typically grants an award of RSUs that vest over a five-year period.

The Compensation Committee typically grants an award of RSUs to our NEOs, other than our CEO and CFO, that vest over a five-year period. The Compensation Committee believes that service-based vesting of the RSUs is an important motivator to reward continued performance. However, as noted above, for 2020, we modified the structure of our Incentive Award to achieve greater consistency with our peers so that the Incentive Award process for 2020 (our performance relative to our peers and absolute targets) would be used to determine the amount of the cash award only.

We expect to award each of such NEOs an award of RSUs later in fiscal year 2021. Information related to these awards will be presented in next year's Summary Compensation Table for 2021. Each award of RSUs will be eligible to vest ratably over five years and each RSU represents the right to receive one share of our common stock upon vesting.

....

OTHER EXECUTIVE COMPENSATION ARRANGEMENTS

SERCR Plan and Executive Salary Continuation Plan Agreements. Omnicom has entered into Award Agreements with Messrs. Wren and Angelastro pursuant to the Senior Executive Restrictive Covenant and Retention Plan, which was adopted in December 2006 (the "SERCR Plan") and an Executive Salary Continuation Plan Agreement with Mr. Nelson. These arrangements are discussed in greater detail in the section below entitled "Potential Payments Upon Termination of Employment or Change in Control."

Participation in the SERCR Plan was determined to be offered by the Compensation Committee based on the value of the benefit provided to Omnicom through the restrictive covenants contained in the SERCR Plan, as a retention mechanism to seek to secure the services of the participants by providing post-employment benefits, subject to a minimum period of employment and based on the Compensation Committee's analysis of the future financial impact of various termination payout scenarios on each of these recipients and on Omnicom. In making the decision to extend these benefits, the Compensation Committee relied on the advice of its independent compensation consultant, FW Cook, that the program is representative of market practice, both in terms of design and cost.

Amounts payable to Mr. Nelson under his Executive Salary Continuation Plan Agreement are based on past company practice and are in consideration for the covenants to consult and not to compete during the service period of the agreement. The Compensation Committee believes that these benefits are essential in helping Omnicom fulfill its objectives of attracting and retaining key executive talent.

Deferred Restricted Stock and Restricted Stock Unit Plans. Each of our NEOs was previously eligible to defer, at his or her election, some or all of the shares of restricted stock and restricted stock units that otherwise would have vested in a given year. No NEO made such an election in 2020. Balance and payment information with respect to prior elections is reflected in the Nonqualified Deferred Compensation Table in 2020 on page 68 below. Omnicom pays participants an amount equal to the cash dividends that would have been paid on the shares or units in the absence of a deferral election, subject to the participant's employment with Omnicom on the record date of such dividends.

Retirement Savings Plan. Omnicom sponsors the Omnicom Group Retirement Savings Plan, which is a tax-qualified defined contribution plan. All employees who meet the Plan's eligibility requirements may elect to participate in the 401(k) feature of the Plan and may also receive a discretionary company profit sharing contribution after the end of the Plan year based on the Plan's provisions.

Insurance. In 2020, Omnicom paid employer premiums for life insurance for Messrs. Wren and O'Brien.

Other perquisites. We procure aircraft usage from an unrelated third-party vendor. In some instances, Omnicom makes available to the NEOs personal use of corporate aircraft hours. The dollar amount reported in the Summary Compensation Table for personal use of aircraft hours reflects the aggregate incremental cost to Omnicom, based on payments we make which are equal to the vendor's hourly charge for such use and landing fees, minus the amount Omnicom is reimbursed by the executive for his or her use on the aircraft. Each executive reimburses Omnicom for at least the amount calculated based on the Standard Industry Fare Level (SIFL) tables prescribed under IRS regulations promptly after the cost of the flight is incurred. Additional perquisites and benefits are set forth in the notes to the Summary Compensation Table for 2020 on page 64.

EXECUTIVE COMPENSATION RELATED PRACTICES, POLICIES AND GUIDELINES

Role of the Independent Compensation Consultant. Because of the competitive nature of our business, the loss of key executives to competitors is a significant risk and Omnicom's paramount concern is to attract and retain the highest-caliber executive team to ensure that Omnicom is managed in the most effective possible manner. The Compensation Committee directly retains the services of FW Cook, an independent third-party compensation consulting firm, for input on a range of external market factors, including evolving compensation trends, and market-standard compensation levels and elements. FW Cook & reports directly and exclusively to the Compensation Committee. FW Cook only provides compensation consulting services to the Compensation Committee, and works with Omnicom's management only on matters for which the Compensation Committee is responsible. Moreover, FW Cook does not perform any other services for, or receive any other fees from, the Company or any of its subsidiaries other than in connection with its work for the Compensation Committee. FW Cook stated that it holds no Omnicom stock and the Compensation Committee believes the services FW Cook provides for the Company do not raise any conflicts of interest.

Market-Competitive Compensation. The Compensation Committee periodically consults with FW Cook to obtain general observations on the Company's compensation programs from which the Compensation Committee determines the target range of total compensation for executives. Though FW Cook provides general observations on the Company's compensation programs, it does not determine or recommend specific amounts or forms of compensation for the NEOs. Although the data provided by FW Cook influenced the Compensation Committee's review and analysis, such data did not have a material impact on the Compensation Committee's determination of the levels and elements of our executive compensation. The peer group the Compensation Committee reviewed consisted of companies of comparable size and operational complexity. The group was unchanged from last year, which was comprised of the following companies for 2020:

- Accenture plc
- Automatic Data Processing, Inc.
- Cognizant Technology Solutions Corporation
- DISH Network Corporation
- DXC Technology Company
- Interpublic Group of Companies
- Nielson Holdings plc
- Thomson Reuters Corporation
- ViacomCBS
- WPP plc

Accounting and Tax Considerations

IRC SECTION 162(m)

Prior to the passage of the Tax Act, Section 162(m) of the Internal Revenue Code (the "Code") generally limited to $1 million the U.S. federal income tax deductibility of compensation paid in one year to a corporation's Chief Executive Officer and certain other executive officers. Compensation that qualified as "performance-based" under Section 162(m) of the Code was exempt from this $1 million limitation. As part of the Tax Act, the ability to rely on this "qualified performance-based compensation" exception was eliminated, and the limitation on deductibility was generally expanded to include all NEOs. Although the Compensation Committee historically structured our compensation arrangements in a manner intended to qualify for this exception, subject to certain transition relief rules, we may no longer take a deduction for any compensation paid to our covered employees in excess of $1 million. The Compensation Committee believes that the tax deduction is only one of several relevant considerations in setting compensation and shareholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in structuring compensation programs, even though such programs may result in non-deductible compensation expenses. Accordingly, the Compensation Committee has approved compensation amounts for our executive officers that were not fully deductible because of Section 162(m) of the Code and, in light of the repeal of the performance-based compensation exception to Section 162(m), expects in the future to approve compensation that is not deductible for federal income tax purposes in order to achieve the desired flexibility in the design and delivery of compensation.

ACCOUNTING FOR SHARE-BASED COMPENSATION

Omnicom accounts for share-based compensation including its RSUs in accordance with ASC Topic 718, Compensation — Stock Compensation.

Risk Assessment in Compensation Programs

We have assessed the Company's compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. FW Cook was previously retained by the Compensation Committee to assist Omnicom's management in reviewing our executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs' provisions and operations are likely to create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, and the balance of potential risk to potential reward. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to affect directly payout and the controls on participant action and payout.

Based on the foregoing and the fact that, since FW Cook assisted the Company in its review, we believe no subsequent change in the Company's compensation programs creates risks reasonably likely to have a material adverse effect on the Company, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Policies

The following table briefly summarizes the policies and guidelines Omnicom has adopted over the years to strengthen our pay practices, each of which is discussed in detail below:

Policy/Guidelines	Summary
Executive Stock Ownership Guidelines	The guidelines that require our Chairman and Chief Executive Officer and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below.
Compensation Forfeiture/Clawback Policy	Policy provides that in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, a committee of non-management members of our Board (the "Clawback Committee") may recover a portion of the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement.
Equity Compensation Policy	Policy regarding the grant of equity awards covering topics such as approval requirements, grant date and establishing exercise price.
Policy Regarding Death Benefits	Policy provides that shareholder approval is required for any future compensation arrangements, with certain exceptions, that would require the Company to make payments or awards following the death of an NEO in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites.
Policy Statement Regarding Hedging	Policy statement regarding hedging, which provides, in general, that no director, NEO or network CEO may purchase any financial instrument designed to hedge or offset any decrease in the market value of equity securities of the Company.
Policy Statement Prohibiting Pledging and Margin Transactions	Policy statement regarding pledging and margin transactions, which provides, in general that no director or executive officer may engage in margin transactions with Omnicom equity securities, borrow against any account in which Omnicom equity securities are held, or pledge Omnicom equity securities as collateral for a loan.

Executive Stock Ownership Guidelines. We have adopted Executive Stock Ownership Guidelines that require our Chairman and Chief Executive Officer and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below. These guidelines ensure that they build and maintain a long-term ownership stake in Omnicom's stock that will align their financial interests with the interests of the Company's shareholders. The applicable guidelines for Messrs. Wren and Angelastro are as follows:

Position of Executive Officer	Ownership Target	
Chairman and Chief Executive Officer of Omnicom		**6 x Annual Base Salary**
Chief Financial Officer of Omnicom		**3 x Annual Base Salary**

The guidelines were adopted in the first quarter of 2010 and the executives have five years from the date of the adoption of the guidelines or from the date of their appointment to attain the ownership levels. For purposes of the guidelines, the value of an executive's stock ownership includes all shares of the Company's common stock owned by the executive outright (inclusive of unvested equity awards such as restricted shares or units and PRSUs) or held in trust for the executive and his or her immediate family, plus the executive's vested deferred stock and allocated shares of the Company's common stock in employee plans. As of December 31, 2020, both Messrs. Wren and Angelastro were in compliance with the guidelines.

Compensation Forfeiture/Clawback Policy. Our Board has adopted an Executive Compensation Clawback Policy covering compensation paid with respect to any period beginning on or after January 1, 2010, to certain of our officers, including our NEOs. Under this policy, in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, the non-management members of the Clawback Committee will review the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement. If the Clawback Committee determines that the amount of such awards would have been lower had they been determined based on such restated financial statements, it may seek to recover the after-tax portion of the difference, including, with respect to equity awards, any gain realized on the sale of any such shares.

Equity Compensation Policy. Omnicom has adopted a policy regarding grants of equity awards, which provides, among other things, that grants of equity awards to non-employee members of the Board shall be approved by the full Board and any other grants must be approved by the Compensation Committee. With limited exception, the grant date of any equity award will be the date of the Board or Committee meeting at which the award is approved and the exercise price, if applicable, will be no less than the closing price of Omnicom's common stock on such date.

Policy Regarding Death Benefits. On February 10, 2011, Omnicom's Board of Directors adopted a policy regarding death benefits, which provides, among other things, that shareholder approval is required for any future compensation arrangements that would require the Company to make payments, grants or awards following the death of a NEO in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites. The policy would not apply to payments, grants or awards of the sort offered to other Company employees and does not apply to arrangements existing at the time the policy was adopted.

Policy Statement Regarding Hedging. In February 2013, Omnicom's Board of Directors adopted a policy statement regarding hedging, which provides that no director, NEO or network chief executive officer may purchase any security whose value derives from an Omnicom equity security (including any prepaid variable forward contracts, equity swaps, collars or direct or indirect interests in any exchange fund with 10% or greater exposure to Omnicom) or any similar financial instrument that is designed to hedge or offset any decrease in the market value of Omnicom equity securities.

Policy Statement Regarding Pledging and Margin Transactions. In October, 2019, Omnicom's Board of Directors adopted a policy statement regarding pledging and margin transactions. The policy provides that no director or executive officer may purchase an Omnicom equity security on margin or hold Omnicom equity securities in a margin account. In addition, the policy prohibits directors and executive officers from borrowing against any account in which Omnicom equity securities are held, or pledging Omnicom equity securities as collateral for a margin loan or any other loan. The policy does not prohibit the cashless exercise of stock options under our 2013 Plan. Any transaction that may violate this policy must be pre-cleared with Omnicom's General Counsel.

Summary Compensation Table for 2020

Name and Principal Position of Executive	Year	Salary ($)[2]	Bonus ($)	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[1] — Incentive Award: Cash Portion	Max. Potential Value of Long-Term Equity Portion at Grant Date: PRSUs	Max. Potential Value of Long-Term Equity Portion at Grant Date: RSUs	All Other Compensation ($)[4]	Total ($)
John D. Wren	2020	$ 450,000	—	—	$10,625,000	—	—	$ 72,799	$11,147,799
Chairman and Chief	2019	$1,000,000	—	—	$10,625,000	$ 8,075,000	—	$118,780	$19,818,780
Executive Officer	2018	$1,000,000	—	—	$12,500,000	$10,300,000	—	$145,128	$23,945,128
Philip J. Angelastro	2020	$ 687,098	—	—	$ 3,350,000	—	—	$ 15,450	$ 4,052,548
Executive VP and	2019	$ 850,000	—	—	$ 3,350,000	$ 3,350,000	—	$ 15,600	$ 7,565,600
Chief	2018	$ 850,000	—	—	$ 3,450,000	$ 3,450,000	—	$ 15,450	$ 7,765,450
Financial Officer									
Jonathan B. Nelson	2020	$ 779,167	—	—	$ 2,050,000	—	—	$ 8,550	$ 2,837,717
Chief Executive	2019	$ 850,000	—	—	$ 2,050,000	—	$2,450,000	$ 13,400	$ 5,363,400
Officer, Omnicom	2018	$ 850,000	—	—	$ 2,050,000	—	$2,050,000	$ 8,250	$ 4,958,250
Digital									
Michael J. O'Brien	2020	$ 641,667	—	—	$ 1,550,000	—	—	$ 13,761	$ 2,205,428
Executive VP,	2019	$ 700,000	—	—	$ 1,550,000	—	$1,850,000	$ 12,972	$ 4,112,972
General Counsel	2018	$ 700,000	—	—	$ 1,550,000	—	$1,550,000	$ 17,295	$ 3,817,295
and Secretary									
Rochelle M. Tarlowe	2020	$ 425,000	—	$350,058	$ 400,000	—	—	$ 8,550	$ 1,183,608
Senior VP	2019	$ 283,333	$400,000	$449,917	—	—	—	—	$ 1,133,250
and Treasurer									

As further explained below, if we had not changed our equity grant methodology, the value of the performance restricted stock award Mr. Wren received in March, 2021, would have been shown in this table as $8,075,000 and Mr. Wren's Total would have been shown in this table as $19,222,799.

(1) All amounts reported are amounts paid or payable pursuant to Omnicom's Incentive Award Plan.

(2) Please see description of base salary adjustments on page 49 above in the "Compensation Discussion and Analysis."

(3) Represents the grant date fair value of a one-time award of restricted stock units that vest pro-rata over five years. This amount has been computed in accordance with ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of stock awards, refer to Notes 2 and 10 to the consolidated financial statements contained in our 2020 10-K.

(4) All Other Compensation consists of each of the following:

- With respect to each NEO, All Other Compensation includes perquisites and other personal benefits, which are valued based on the aggregate incremental cost to Omnicom.
- The total perquisites and other personal benefits include: for Mr. Wren, personal use of aircraft hours ($39,719), an auto allowance ($9,120), a medical allowance ($4,000); and for Mr. Angelastro an auto allowance ($6,900).
- Employer contributions to one or more retirement savings plans: for Mr. Wren ($8,550), Mr. Angelastro ($8,550), Mr. Nelson ($8,550), Mr. O'Brien ($8,550) and Ms. Tarlowe ($8,550).
- Employer premium payments for life insurance: for Mr. Wren ($11,410) and Mr. O'Brien ($5,211).

Our Change in Equity Grant Methodology and Related Disclosure

For many years now, the methodology of our Incentive Award, which is based on our performance relative to our key competitors and achievement of absolute financial targets with respect to the recently completed fiscal year, has been used to determine the amount of both a cash award and an equity award (specifically, PRSUs for our CEO and CFO and RSUs for our other NEOs). After the value of the equity awards was determined in this manner, the number of such PRSUs that ultimately vest is based on our return on equity over the subsequent three-year period relative to our key competitors and the RSUs vest ratably over a five-year period.

In response to feedback from shareholders and analysis by the Compensation Committee, in order to be more consistent with our peers, going forward the Compensation Committee decided to utilize the Incentive Award process (our performance relative to our key competitors and against absolute targets) to determine the amount of the cash award only. The amount of PRSUs granted to our CEO and CFO, and the RSUs to be granted to our other NEOs, will be determined separately. In March 2021, as in prior years, the Compensation Committee approved PRSU awards for our CEO and CFO, which have the performance feature consistent with prior years. At a later date in 2021, we expect the Compensation Committee to grant RSUs to Messrs. Nelson and O'Brien and Ms. Tarlowe.

This change in methodology requires us to disclose the equity awards with respect to the year in which they are granted, rather than, as we have done historically, with respect to the recently completed fiscal year. As a result, these awards will be disclosed in our 2021 Summary Compensation Table rather than our 2020 Summary Compensation Table on page 64. However, for informational purposes only, we have provided a brief description of the 2021 Equity Awards above in the section entitled "Compensation Discussion and Analysis." The following table is a hypothetical illustration of what the 2020 Summary Compensation Table would have disclosed if the Incentive Award had included the PRSUs granted to our CEO and CFO (similar to our approach in prior years), but is not a substitute for the required Summary Compensation Table on page 64.

Hypothetical Summary Compensation Table for 2020

Name and Principal Position of Executive	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Cash Portion	PRSUs	RSUs	All Other Compensation ($)	Total ($)
John D. Wren Chairman and Chief Executive Officer	2020	$ 450,000	—	—	$10,625,000	$ 8,075,000	—	$ 72,799	$19,222,799
	2019	$1,000,000	—	—	$10,625,000	$ 8,075,000	—	$118,780	$19,818,780
	2018	$1,000,000	—	—	$12,500,000	$10,300,000	—	$145,128	$23,945,128
Philip J. Angelastro Executive VP and Chief Financial Officer	2020	$ 687,098	—	—	$ 3,350,000	$ 4,350,000	—	$ 15,450	$ 8,402,548
	2019	$ 850,000	—	—	$ 3,350,000	$ 3,350,000	—	$ 15,600	$ 7,565,600
	2018	$ 850,000	—	—	$ 3,450,000	$ 3,450,000	—	$ 15,450	$ 7,765,450

Grants of Plan-Based Awards in 2020

The below table provides information about equity and non-equity awards granted to the NEOs with respect to 2020.

Name of Executive	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)		
John Wren		$ 0	$ 7,900,000	$15,800,000	0	0
Philip Angelastro		$ 0	$ 2,500,000	$ 5,000,000	0	0
Jonathan Nelson		$ 0	$ 1,500,000	$ 3,000,000	0	0
Michael O'Brien		$ 0	$ 1,150,000	$ 2,300,000	0	0
Rochelle Tarlowe	04/29/2020	$ 0	$ 300,000	$ 600,000	5,705	$350,059

[1] These columns show the potential value of the payout for each NEO under our Incentive Award Plan at threshold, target and maximum levels. The potential payouts were performance-driven and therefore entirely at risk. The business measurements and performance criteria for determining the payout are described in the section entitled "Compensation Discussion and Analysis" on page 49. Awards paid or payable for performance in 2020 are reflected in the Summary Compensation Table for 2020 on page 64.

[2] The reported dollar value was calculated by multiplying the number of shares subject to the award by the closing price on the grant date ($61.36). The RSUs vest ratably over a five-year period.

Outstanding Equity Awards at 2020 Year-End

The following table provides information on the holdings of stock options and unvested stock awards by the NEOs as of December 31, 2020. For additional information about the options awards and stock awards, see the description of equity incentive compensation in the section entitled "Compensation Discussion and Analysis" on page 49.

	Stock Awards			
Name of Executive	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]
John Wren	—	—	406,947	$25,381,284
Philip Angelastro	—	—	143,614	$ 8,957,205
Jonathan Nelson	86,344	$ 5,385,275	—	—
Michael O'Brien	67,045	$ 4,181,597	—	—
Rochelle Tarlowe	10,013	$ 624,511	—	—

[1] The vesting dates of stock awards disclosed in this column are as follows:
- Mr. Nelson: 2,593 restricted stock units are scheduled to vest on May 15, 2021. 3,461 restricted stock units are scheduled to vest on each of March 15, 2021 and 2022. 5,073 restricted stock units are scheduled to vest on each of August 15 2021, 2022 and 2023. 5,420 restricted stock units are scheduled to vest on each of May 15, 2021, 2022, 2023 and 2024. 7,986 restricted stock units are scheduled to vest on each of May 15, 2021, 2022, 2023, 2024 and 2025.
- Mr. O'Brien: 2,941 restricted stock units are scheduled to vest on May 15, 2021. 3,369 restricted stock units are scheduled to vest on each of March 15, 2021 and 2022. 3,608 restricted stock units are scheduled to vest on each of August 15, 2021, 2022 and 2023. 4,098 restricted stock units are scheduled to vest on each of May 15, 2021, 2022, 2023 and 2024. 6,030 restricted stock units are scheduled to vest on each of May 15, 2021, 2022, 2023, 2024 and 202.
- Ms. Tarlowe: 1,077 restricted stock units are scheduled to vest on each of August 15, 2021, 2022, 2023 and 2024. 1,141 restricted stock units are scheduled to vest on each of May 15, 2021, 2022, 2023, 2024 and 2025.

[2] The market value of stock awards was determined by multiplying the number of unvested shares by $62.37, the closing price of Omnicom common stock on December 31, 2020.

[3] The PRSUs are eligible to vest at the times indicated below. The actual number of PRSUs that will vest depends on our relative average return on equity for the applicable three-year periods ending December 31, 2020, December 31, 2021, and December 31, 2022, compared to a pre-established peer group.
- Mr. Wren: A maximum of 139,175 performance restricted stock units are scheduled to vest in calendar year 2021. A maximum of 136,171 performance restricted stock units are scheduled to vest in calendar year 2022. A maximum of 131,601 performance restricted stock units are scheduled to vest in calendar year 2023.
- Mr. Angelastro: A maximum of 43,407 performance restricted stock units are scheduled to vest in calendar year 2021. A maximum of 45,611 performance restricted stock units are scheduled to vest in calendar year 2022. A maximum of 54,596 performance restricted stock units are scheduled to vest in calendar year 2023.

Option Exercises and Stock Vested in 2020

The following table provides information for the NEOs on the number of shares acquired upon the vesting of stock awards in the form of restricted stock, RSUs or PRSUs and the value realized, each before payment of any applicable withholding tax and broker commissions. No stock options were exercised by any of the NEOs during 2020.

| | Stock Awards | | | |
Name of Executive	Number of Shares Acquired on PRSU Vesting (#)	Value Realized on PRSU Vesting ($)[1]	Number of Shares Acquired on RS/RSU Vesting (#)	Value Realized on RS/RSU Vesting ($)[1]
John Wren	131,387	$8,395,629	—	—
Philip Angelastro	42,383	$2,708,274	—	—
Jonathan Nelson	—	—	18,555	$1,006,054
Michael O'Brien	—	—	16,719	$ 905,710
Rochelle Tarlowe	—	—	1,077	$ 59,073

[1] The reported dollar values are calculated by multiplying the number of shares subject to vesting by the closing price of Omnicom common stock on the vesting date.

Nonqualified Deferred Compensation in 2020

Certain of Omnicom's employees were, in prior years, eligible to defer some or all of the shares of their restricted stock and RSUs that may vest in a given year. For additional information about the deferral plans pursuant to which these elections were made, see the description of deferred compensation in the section entitled "Compensation Discussion and Analysis" on page 49.

The table below provides information on the non-qualified deferred compensation of the NEOs in 2020, which consisted only of the deferral of shares of restricted stock or RSUs under Omnicom's Restricted Stock and Restricted Stock Unit Deferred Compensation Plans.

Name of Executive	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distribution in Last FY ($)	Aggregate Balance at Last FYE ($)
John Wren	—	$(2,536,214)	—	$ 8,481,696
Philip Angelastro	—	—	—	—
Jonathan Nelson	—	—	—	—
Michael O'Brien	—	—	—	—
Rochelle Tarlowe	—	—	—	—

[1] Reflects earnings or (losses) on deferred shares. Earnings on deferred shares are calculated based on the total number of deferred shares in the account as of December 31, 2020 multiplied by the Omnicom closing stock price as of December 31, 2020, less the total number of such deferred shares multiplied by the Omnicom closing stock price as of December 31, 2019, the last trading day of the 2019 fiscal year.

Potential Payments upon Termination of Employment or Change in Control

The NEOs may be entitled to payments upon termination of employment or in connection with a change in control of Omnicom. The table below sets forth the potential payments that each NEO may receive upon termination of employment or change in control of Omnicom under various scenarios as of December 31, 2020. Except for the arrangements described below, none of the NEOs have entered into any plans, arrangements or agreements with Omnicom providing for payments upon termination of employment or change in control of Omnicom, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Omnicom.

THE SERCR PLAN

Omnicom adopted the SERCR Plan in 2006, and Messrs. Wren and Angelastro participate. The SERCR Plan is unique in its structure and objectives. It is intended to provide security to Omnicom through the restrictive covenants described below while delivering a valuable benefit to executives in the form of post-termination compensation.

Restrictive Covenants

In consideration for annual benefits under the SERCR Plan, participating executives are subject to restrictions on competition, solicitation, disparagement, and other willful actions that may materially harm Omnicom, from the date of termination of employment through the end of the calendar year in which they receive their last annual benefits payment.

Annual Benefits

The SERCR Plan provides annual benefits to participating executives upon their termination of employment after they render seven years of service to Omnicom or its subsidiaries, unless termination is for "Cause." "Cause" is generally defined for this purpose as the executive having been convicted of (or having entered a plea bargain or settlement admitting guilt for) any felony committed in the execution of and while performing his duties as an executive officer, an act of fraud or embezzlement against Omnicom, as a result of which continued employment would have a material adverse impact on Omnicom, or having been the subject of any order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving a material and willful act of fraud. Subject to compliance with the SERCR Plan's restrictive covenants, the annual benefit is payable for 15 years following termination, and is equal to the lesser of (a) the product of (i) the average of the executive's three highest years of total pay (base salary plus bonus and other incentive compensation), and (ii) a percentage equal to 5% plus 2% for every year of the executive's service as an executive officer to Omnicom, not to exceed 35% and (b) $1.5 million, subject to an annual cost-of-living adjustment of up to 2.5% per year beginning with the second annual payment. Payment of this annual benefit begins in the year following the calendar year in which the termination of employment occurred. In the event of death subsequent to satisfaction of the seven-year service requirement, beneficiaries of the executive are entitled to the annual benefit payments. No annual benefit is payable if the executive is terminated by Omnicom for Cause. Any future compensation arrangement under the SERCR Plan that would oblige Omnicom to make payments in the event of a NEO's death would require shareholder approval.

THE EXECUTIVE SALARY CONTINUATION AGREEMENT

Omnicom has entered into an Executive Salary Continuation Agreement with Mr. Nelson pursuant to which Omnicom agreed to make annual payments for up to a maximum of 10 years after termination of full time employment, unless termination is for "Cause," in consideration for his agreement to consult and subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom during the payment period. "Cause" is generally defined for this purpose as misconduct involving willful malfeasance, such as breach of trust, fraud or dishonesty. Based on Mr. Nelson's age and years of service with Omnicom or its subsidiaries, as of December 31, 2020, his payment period was 10 years.

Consulting Obligation and Certain Restrictive Covenants

Mr. Nelson has agreed to serve as advisor or consultant to Omnicom during the payment period, subject to certain limitations. In addition, he will be subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, from the date of termination through the end of the payment period.

Annual Benefits

Following termination and subject to compliance with the consulting obligation and restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, Mr. Nelson is entitled to receive annual payments, beginning in the year described below, for the duration of the payment period. Annual payments are equal to 50% of the highest annual base salary paid to Mr. Nelson within five years prior to termination. Annual payments are subject to there being sufficient pre-tax profits of Omnicom for the calendar year immediately prior to the year in which Mr. Nelson is entitled to payment.

Mr. Nelson is entitled to 100% of the annual payment amount in the event of disability. For a voluntary termination, including retirement, or a termination by Omnicom without Cause, Mr. Nelson is entitled to 90% of the annual payment amount since he has completed fewer than 20 years of service. Mr. Nelson's reduced entitlement is calculated by dividing the 18 years of service he completed as of December 31, 2020 by 20. In the event of death, Mr. Nelson's beneficiary or beneficiaries are entitled to 75% of the annual payment amount. No annual benefit is payable if Mr. Nelson is terminated by Omnicom for Cause. Any future compensation arrangement under an Executive Salary Continuation Agreement that would oblige Omnicom to make payments in the event of a NEO's death would require shareholder approval.

THE INCENTIVE AWARD PLAN

Each of the NEOs participated in our Incentive Award Plan in fiscal year 2020. The Incentive Award Plan provides performance-based bonuses to participants, based upon specific performance criteria, discussed above in the section entitled "Compensation Discussion and Analysis" on page 49, during each performance period. If a participant in the Incentive Award Plan experiences a termination of employment for any reason prior to the end of a performance period or the bonus payment date for such performance period, he or she is not entitled to any payment, but the Compensation Committee has the ability (a) to determine whether the participant will receive any bonus, (b) to determine whether the participant will receive a pro-rated bonus reflecting that portion of the performance period in which the participant had been employed by Omnicom, and (c) to make such other arrangements as the Compensation Committee deems appropriate in connection with the participant's termination of employment.

EXECUTIVE LIFE INSURANCE COVERAGE

Omnicom provides life insurance coverage to its employees. Certain of the NEOs participate in a company-sponsored executive life insurance program that provides them with a higher coverage amount than they would otherwise be eligible for as employees. This coverage is in lieu of the coverage provided to employees generally. Specifically, Messrs. Wren and O'Brien are provided with executive life insurance policies for which Omnicom pays the premiums. As of December 31, 2020, in the event of termination of employment due to death, the beneficiaries of these two NEOs would be entitled to life insurance benefits in the amount of $1,000,000 paid by MassMutual. This amount is $250,000 higher than each would be eligible for under the program covering employees generally.

ACCELERATION OF EQUITY AWARDS

Messrs. Wren and Angelastro hold unvested PRSUs. Messrs. Nelson and O'Brien, and Ms. Tarlowe hold unvested RSUs that generally vest based on continued employment and the passage of time. As specified below, such NEOs are entitled to accelerated vesting (a) on a pro rata basis upon termination of employment due to disability, and (b) upon death.

No equity awards held by our NEOs have single trigger or double trigger acceleration in connection with a change in control. However, if RSUs and PRSUs held by our NEOs or other employees are not assumed or substituted by an acquirer in connection with a change in control of Omnicom, they fully vest.

If a NEO retires, voluntarily terminates or is terminated by Omnicom, with or without cause, all RSUs and PRSUs that have not yet vested are generally forfeited or, to the extent PRSUs are partially vested based on the passage of time, they may remain subject to vesting based on the ultimate achievement of the performance goals.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL TABLE

The following table provides the potential payments that each NEO may receive upon termination of employment or change in control of Omnicom, assuming that (a) such termination or change in control of Omnicom occurred on December 31, 2020, and (b) the price per share of Omnicom common stock equals $62.37, the closing price of Omnicom common stock on December 31, 2020.

Name of Executive	Death	Disability	For Cause Termination	Termination without Cause	Retirement	Voluntary Termination	Change in Control[1]
John Wren							
▪ SERCR Plan[2]	$1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
▪ PRSU Awards[3]	$8,302,882	$5,567,021	—	—	—	—	—
Philip Angelastro							
▪ SERCR Plan[2]	$1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
▪ PRSU Awards[3]	$3,218,354	$2,083,283	—	—	—	—	—
Jonathan Nelson							
▪ Executive Salary Continuation Agreement	$ 318,750[4]	$ 425,000[5]	—	$ 382,500[6]	$ 382,500[6]	$ 382,500[6]	—
▪ RSU Awards[7]	$5,385,275	$2,642,804	—	—	—	—	—
Michael O'Brien							
▪ RSU Awards[7]	$4,181,597	$2,107,170	—	—	—	—	—
Rochelle Tarlowe							
▪ RSU Awards[7]	$ 624,511	$ 369,480	—	—	—	—	—

[1] The change in control value of equity awards assumes that all equity awards are assumed or substituted in connection with a change in control. There are not currently any outstanding equity awards that have single trigger or double trigger acceleration in connection with a change in control. If, however, an unvested equity award is not assumed or substituted in connection with a change in control, such unvested equity award vests in full.

[2] Except in the event of a termination for Cause, the NEO or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2021. In the event of termination for Cause, no payments would be made. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2020, such amount being subject to an annual cost-of-living adjustment of up to 2.5% per year beginning with the second annual payment. All payment obligations are conditioned upon compliance with the restrictive covenants described above.

[3] The value of PRSUs was determined by taking the aggregate fair market value of the shares underlying PRSUs subject to accelerated vesting as of December 31, 2020. The value of PRSUs assumes achievement of the highest performance target and therefore the actual value could be lower than the amount disclosed. Amounts shown do not include unvested PRSUs which are considered earned and non-forfeitable as of December 31, 2020 because the service requirement was met, but which are eligible to vest following the end of the applicable performance period and based on the applicable level of actual performance during such period. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

[4] This reflects 75% of Mr. Nelson's $425,000 annual payment, payable to his designated beneficiary. 10 annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2021.

[5] This reflects 50% of the highest annual rate of salary paid to Mr. Nelson in the five years preceding December 31, 2020. 10 annual payments would be made in this amount, with the first payment being made in 2022. All payment obligations are conditioned upon compliance with the restrictive covenants described above.

[6] This reflects 90% of Mr. Nelson's $425,000 annual payment and has been reduced as described above because Mr. Nelson has not yet completed 20 years of service. 10 annual payments would be made in this amount, with the first payment being made in 2022. All payment obligations are conditioned upon compliance with the restrictive covenants and, if not disabled, the consulting obligation described above.

[7] The value of RSUs was determined by taking the aggregate fair market value of the shares underlying RSUs subject to accelerated vesting as of December 31, 2020. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. We consider the pay ratio specified below to be a reasonable estimate, calculated in a manner intended to be consistent with Item 402(u) of Regulation S-K.

We identified the median employee by considering all individuals who were employed by us on October 31, 2020, whether employed on a full-time or part-time basis, excluding our CEO and employees located in jurisdictions with a de minimis number of employees. Our global workforce was 13% smaller on October 31, 2020, than on October 31, 2019 due to reductions caused by the COVID-19 pandemic. As of October 31, 2020, we determined that our employee population consisted of a total of 77,760 U.S. and non-U.S. individuals, whether employed on a full-time or part-time basis. Pursuant to the de minimis exception allowed under Item 402(u), we excluded all 3,888 individuals who provided services to us in Brazil, Columbia, Cyprus, Egypt and Mexico.

We identified the median employee by examining all gross base salaries during the month of October 2020 for the remaining employee population, as of October 31, 2020, of 73,874 individuals. Unlike our 2020 10-K, the size of our total employee population for purposes of this pay ratio calculation includes part-time employees (who, as required by Item 402(u) of Regulation S-K, have not been converted to full-time equivalent employees), and is based on a count of individuals employed as of October 31, 2020. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect on October 31, 2020. Using this methodology, we determined that our median employee was an employee in the United States. We believe our methodology represents a consistently applied compensation measure that appropriately identifies our median employee.

After identifying the median employee for 2020, we calculated the annual total compensation for 2020 for such employee using the same methodology we used for our NEOs as set forth in the Summary Compensation Table for 2020 earlier in this section. For 2020, the value of the annual total compensation of the median employee was $42,490.

For 2020, the annual total compensation of our CEO was $11,147,649. The resulting pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our employees (other than our CEO) for 2020 was approximately 262 to 1.

ITEM 3 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. In accordance with the Audit Committee's charter, the Audit Committee has appointed KPMG LLP as our independent auditors for our fiscal year ending December 31, 2021. We are submitting the selection of our independent auditors for shareholder ratification at the 2021 Annual Meeting. KPMG LLP has been retained as our independent auditor continuously since June 2002. The members of the Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG LLP are expected to be present at the 2021 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Audit Committee is not bound by the results of the vote regarding ratification of the independent auditors. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Omnicom and its shareholders.

> The Board UNANIMOUSLY recommends that shareholders vote **FOR** ratification of the appointment of KPMG LLP as our independent auditors.

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services, as well as all "out-of-pocket" costs incurred in connection with these services, rendered for the last two fiscal years:

	2020	Approved by Audit Committee	2019	Approved by Audit Committee
Audit Fees[1]	$20,813,000	100%	$22,769,600	100%
Audit-Related Fees[2]	$ 307,200	100%	$ 359,250	100%
Tax Fees[3]	$ 485,000	100%	$ 483,747	100%
All Other Fees[4]	—		—	
Total Fees	$21,605,200		$23,612,597	

[1] *Audit Fees* consist of fees for professional services for the audit and interim reviews of our consolidated financial statements and for the audit of our internal control over financial reporting. Audit fees also include audit services that are normally provided by independent auditors in connection with statutory audit and regulatory filings. The amounts noted above include reimbursement for direct out-of-pocket travel and other sundry expenses.

[2] *Audit-Related Fees* consist of fees for assurance and audit related services performed for the Company or its subsidiaries but not directly related to the audits. Audit-Related fees include due diligence services and attestation or agreed upon procedures related to certain statutory requirements or local reporting requirements.

[3] *Tax Fees* consist primarily of fees for routine international tax compliance and advisory services, including the review and preparation of statutory tax returns, related compliance services, and routine tax advice.

[4] *All Other Fees* consist of fees for permitted services other than those that meet the criteria above. There were no such services performed in 2020 or 2019.

In deciding to reappoint KPMG LLP to be our independent auditors for 2021, the Audit Committee considered KPMG LLP's provision of services to assure that it was compatible with maintaining KPMG LLP's independence. The Audit Committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2020.

Audit Committee Report

The Audit Committee's primary purpose is to assist the Board in carrying out its oversight responsibilities relating to Omnicom's financial reporting. Management is responsible for the preparation, presentation and integrity of Omnicom's financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and auditing the operating effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has reviewed and discussed with management Omnicom's audited 2020 financial statements as of December 31, 2020. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed under all relevant professional and regulatory standards, which included discussion of the quality of Omnicom's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required under all relevant professional and regulatory standards, and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements of Omnicom for the year ended December 31, 2020 be included in its 2020 10-K.

Members of the Audit Committee
Mary C. Choksi, *Chair*
Deborah J. Kissire
Gracia C. Martore
Valerie M. Williams

ITEM 4 — APPROVAL OF THE OMNICOM GROUP INC. 2021 INCENTIVE AWARD PLAN

Overview

The information provided herein is intended to assist our shareholders in deciding how to cast their votes on the Omnicom Group Inc. 2021 Incentive Award Plan (the "Plan"). The Board of Directors adopted the Plan on March 24, 2021 (the "Effective Date"), subject to shareholder approval. Approval of the Plan requires the affirmative vote of the majority of the shares voting on the Plan at the annual meeting.

We believe the Plan benefits shareholders by aligning the incentives of Omnicom's employees, directors and consultants with those of its shareholders and tying compensation to company performance. This encourages Omnicom's employees to seek opportunities for greater shareholder returns. Moreover, the Plan provides the Board with tools to motivate, attract and retain excellent personnel, on whom Omnicom's success depends. Providing equity grants creates long-term participation in Omnicom and aligns the interests of our employees and directors with the interests of our shareholders. The use of equity awards as compensation also allows Omnicom to conserve cash resources for other important purposes.

The Plan contains provisions we believe are consistent with best practices in equity compensation and which we believe further protect our shareholders' interests, which include:

- Without shareholder approval, the Plan prohibits any alteration or amendment that would increase the number of shares of common stock available under the Plan.
- Options and stock appreciation rights have a ten year term and may not be granted with an exercise price or base price that is less than the fair market value of our common stock on the date of grant.
- The Plan does not have a single-trigger accelerated vesting provision for change in control where the award is assumed or an equivalent award is substituted by a successor entity.
- Underwater awards may not be repriced, replaced or re-granted through cancellation or modification without shareholder approval if the effect would be to reduce the exercise price for the shares under the award.
- Shares withheld from awards under the Plan to satisfy the exercise price or tax withholding amounts due upon exercise of an option or stock appreciation right will not be recycled or added back to the share limit authorized under the Plan.
- Dividends and dividend equivalents may not be paid on awards subject to vesting conditions unless and until such conditions are met.
- The Plan includes a non-employee director compensation limit that generally limits the cash and stock-based compensation granted to any non-employee director in any given year.
- The Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance can be automatically replenished.
- The Plan does not provide for automatic grants to any individual.
- The Plan does not provide for any tax gross-ups.

If the Plan is approved, it will replace the Omnicom Group Inc. 2013 Incentive Award Plan (the "2013 Plan", and, together with all prior Omnicom equity compensation plans, collectively, the "Prior Plans") and no further awards will be granted thereunder. Outstanding awards under the 2013 Plan will continue to be governed by the terms of the 2013 Plan. If the Plan is not approved by the shareholders, the 2013 Plan will continue in effect and we will continue to make grants under the 2013 Plan until all shares available thereunder have been issued or the 2013 Plan expires.

The Plan authorizes the issuance of 14,700,000 shares, less one share for each share subject to an award granted under a Prior Plan after December 31, 2020. In addition, any shares of common stock covered by an award that was granted under a Prior Plan or that is granted under the Plan and which are forfeited (including a repurchase of an unvested award upon a Participant's termination of employment at a price equal to the par value of the Stock subject to the award or the price paid by a Participant (or lower price), as adjusted for corporate events), cancelled, or is settled for cash or expire, in each case, after December 31, 2020, shall be added, or added back, as applicable, to the shares of common stock authorized for issuance under the Plan or again be available. Furthermore, shares tendered for payment of or withheld after December 31, 2020 in satisfaction of the tax withholding amounts due upon vesting or settlement of any award that is not an option or stock appreciation right that is granted under the Plan or a Prior Plan will be added, or added back, as applicable, to the shares of common stock authorized for issuance under the Plan or again be available for awards under the Plan. For additional information about the shares which may be added to the shares of common stock authorized for issuance under the Plan, see the discussion below under the heading "—Limitation on Awards and Shares Available."

If this proposal is not approved, the Plan will not become effective and the 2013 Plan will remain in effect and we will continue to grant awards thereunder until the current share reserve under the 2013 Plan is exhausted or the 2013 Plan expires. If the Plan is approved, we intend to file with the Securities and Exchange Commission a Registration Statement on Form S-8 covering the shares of our common stock issuable under the Plan.

BACKGROUND FOR THE DETERMINATION OF ADDITIONAL SHARES UNDER THE PLAN

Share Usage

The following table sets forth information regarding stock-settled, time-vested equity awards granted, and performance-based equity awards earned, under the 2013 Plan over each of the last three fiscal years.

	2020	2019	2018	
Stock Options/SARs Granted	0	0	0	
Stock-Settled, Time-Vested Restricted Stock/Restricted Stock Units Granted	1,511,719	956,135	815,810	**3-Year Average**
Stock-Settled Performance Units Earned*	173,770	153,492	161,625	
Shares of Common Stock Outstanding	215,004,183	217,070,766	223,854,960	
Share Usage Rate	0.8%	0.5%	0.4%	0.6%

* The numbers shown reflect full value awards (i.e. awards other stock options and stock appreciation rights) counting as one share for each share granted, which differs from the share counting provisions of the 2013 Plan, where such awards count as 3.5 shares for each share granted. With respect to performance units in the table above, we calculate the share usage rate based on the applicable number of shares earned each year. For reference, the performance units granted during the foregoing 3-year period (calculated at target levels of performance) were as follows: 186,197 shares in 2020, 181,782 shares in 2019 and 182,582 shares in 2018.

Overhang as of December 31, 2020

The following table sets forth certain information as of December 31, 2020, with respect to the Company's equity compensation plans (and no awards have been granted outside of any shareholder-approved plan).

Stock Options/SARs Outstanding	768,750
Weighted-Average Exercise Price of Outstanding Stock Options/SARs	$83.65
Weighted-Average Remaining Term of Outstanding Stock Options/SARS	2.37 years
Total Unvested Stock-Settled Full-Value Awards Outstanding	3,563,549
Proposed Share Reserve under the 2021 Plan*	14,700,000
Shares of Common Stock Outstanding as of December 31, 2020	215,004,183

* The proposed share reserve will be reduced by one share for each share subject to any award granted under the Prior Plans after December 31, 2020. Upon shareholder approval of the 2021 Plan, no further awards will be granted under a Prior Plan. Under the 2013 Plan share counting rules, "full value" awards, i.e. awards other than stock options or SARs, are counted as 3.5 shares per share granted. Accordingly, as of December 31, 2020, there were 21,419,944 total shares available for future grant under the 2013 Plan, which translates to a maximum of 6,119,984 shares that can be granted as full-value awards.

Dilution and Expected Duration

The Board recognizes the impact of dilution on our shareholders and has evaluated the proposed share reserve under the 2021 Plan carefully in the context of our need to attract and retain talented employees, executives and directors and to motivate and reward key personnel for achieving our business objectives and strategic priorities. The total fully-diluted overhang as of December 31, 2020, inclusive of the 2021 Plan reserve, would be 8.1%. In this context, fully-diluted overhang is calculated as the sum of grants outstanding and shares available for future awards (numerator) divided by the sum of the numerator and basic shares of common stock outstanding, with all data effective as of December 31, 2020. The Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic priorities.

We expect that the proposed share reserve under the 2021 Plan will provide an adequate number of shares of common stock to fund our equity compensation needs for at least five years. Expectations regarding future share usage could be impacted by a number of factors such as award type mix, hiring and promotion activity, particularly at the executive level, the rate at which shares are returned to the 2021 Plan's reserve under permitted addbacks, the future performance of our stock price, and other factors. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

The 2013 Plan was first adopted by the Board in April 2013 and approved by our shareholders in May 2013. The 2013 Plan will expire in 2023. Accordingly, unless the 2021 Plan is approved, we will not be able to continue making equity incentive grants to our employees, consultants and non-employee directors upon the expiration of the 2013 Plan, which we believe would place us at a significant competitive disadvantage.

The Committee retained FW Cook, its independent compensation consultant, to assist in the design of the 2021 Plan and the determination of the number of shares of common stock available for issuance under the plan. FW Cook reviewed, among other things, the terms of the 2021 Plan, potential dilution, potential burn rate and our historical grant practices. Based on its analysis, FW Cook expressed its support for the 2021 Plan, including the number of shares of common stock available for issuance under the plan.

As of December 31, 2020, the closing price of our common stock was $62.37.

Shareholder Approval Requirement

Shareholder approval of the Plan is necessary in order for us to meet the shareholder approval requirements of the New York Stock Exchange.

Summary of Terms of the Plan

The following summarizes the terms of the Plan and does not purport to be a complete description. The following summary is qualified in its entirety by reference to the full text of the Plan, which is attached hereto as Appendix A.

PURPOSE

The purpose of the Plan is to promote the success and enhance the value of Omnicom by linking the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The Plan is further intended to provide flexibility to Omnicom in its ability to motivate, attract, and retain the services of individuals upon whose judgment, interest, and special effort the successful operation of Omnicom is largely dependent.

ADMINISTRATION

The Plan is administered by a committee, which may be the Board or a committee appointed by the Board such as our Compensation Committee (collectively, the "Committee"). Until otherwise determined by the Board, the Committee consists solely of two or more Board members who are Non-Employee Directors (as defined in Rule 16b-3(b)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) and "independent directors" under the rules of the New York Stock Exchange. The Board or the Committee may delegate to a committee of one or more Board members or one or more

Omnicom officers the authority to grant or amend awards under the Plan to participants other than (i) senior Omnicom executives who are subject to Section 16 of the Exchange Act, and (ii) Omnicom officers or directors to whom the authority to grant or amend awards under the Plan has been delegated.

The Committee has the exclusive authority to administer the Plan, including the power to (i) determine participants under the Plan, (ii) determine the types of awards granted to participants under the Plan, the number of such awards, and the number of shares of common stock of Omnicom (the "common stock") subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the Plan, including the vesting schedule, exercise price and whether to offer cash in exchange for an award, and (iv) adopt rules for the administration, interpretation and application of the Plan.

ELIGIBILITY

Persons eligible to participate in the Plan include all employees, directors, consultants and non-employee directors of Omnicom and its subsidiaries, as determined by the Committee, though only employees will be eligible to be granted Incentive Stock Options. As of the record date, there were approximately 64,100 employees (including seven executive officers), and eight non-employee directors who were eligible to participate in the Plan.

LIMITATION ON AWARDS AND SHARES AVAILABLE

Subject to the adjustment provisions as described in more detail below, the maximum aggregate number of shares of common stock that may be subject to awards granted under the Plan is 14,700,000 shares of common stock, less one share for each share subject to an award granted under a Prior Plan after December 31, 2020. The number of shares available for issuance may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading "Adjustments to Awards."

The shares of common stock covered by the Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If, after December 31, 2020, an award or portion thereof that was previously granted under the Plan or any Prior Plans is forfeited (including a repurchase of an unvested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award or the price paid by a participant (or lower price), as adjusted for corporate events), cancelled, or expires or is settled for cash or, except with respect to options or stock appreciation rights, is tendered for payment of or withheld in satisfaction of the tax withholding amounts due upon vesting or settlement of the award, any shares of common stock subject to such award or portion thereof will be added, or added back, as applicable, to the number of shares of common stock that may be subject to awards granted under the Plan and may be used again for new grants under the Plan.

Notwithstanding the foregoing, the following shares of common stock are not added or added back to the shares of common stock authorized for grant as described above: (i) shares of common stock tendered by the participant or withheld by Omnicom in payment of the purchase price of an option, (ii) shares of common stock tendered by the participant or withheld by Omnicom to satisfy any tax withholding obligation with respect to a stock option or stock appreciation right, (iii) shares of common stock subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and (iv) shares purchased in the market with the proceeds from any exercise of an option.

As of the December 31, 2020, there were 13,241,172 shares subject to outstanding awards previously granted in the aggregate under the Prior Plans, with full value awards (i.e. awards other than stock options and stock appreciation rights) counting as 3.5 shares for each share granted, consistent with the share counting provisions of the 2013 Plan. If all of these outstanding awards are forfeited, or cancelled or expire or are settled for cash, the maximum potential number of shares that could be added to the Plan as a result thereof would be 4,332,299.

PROVISIONS OF THE PLAN RELATED TO DIRECTOR COMPENSATION

The Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Plan's limitations. The Committee may modify non-employee director compensation from time to time in the exercise of its business judgment, taking into account factors, circumstances and considerations as it deems relevant from time to time, provided that the sum of any cash or other compensation and the grant date fair value of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $1,000,000. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors

AWARDS

The Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units. No determination has been made as to the types or amounts of future awards that will be granted to specific individuals pursuant to the Plan.

Stock Options

Stock options, including incentive stock options (as defined under Section 422 of the Code) and nonqualified stock options may be granted pursuant to the Plan. The exercise price of incentive stock options and nonqualified stock options granted pursuant to the Plan will not be less than 100% of the fair market value of the common stock on the date of grant, unless incentive stock options are granted to any individual who owns, as of the date of grant, stock possessing more than ten (10) percent of the total combined voting power of all classes of Omnicom stock (the "Ten Percent Owner"), whereupon the exercise price of such incentive stock options will not be less than 110% of the fair market value of the common stock on the date of grant. Incentive stock options and nonqualified stock options may be exercised as determined by the Committee, but in no event after (i) the fifth anniversary of the date of grant with respect to incentive stock options granted to a Ten Percent Owner, or (ii) the tenth anniversary of the date of grant with respect to incentive stock options granted to other employees and nonqualified stock options. Nonqualified stock options may be exercised as determined by the Committee. Upon the exercise of a stock option, the exercise price must be paid in full in cash, by tendering or having withheld previously-acquired or then-issuable shares of common stock with a fair market value at the time of exercise equal to the aggregate exercise price of the option or the exercised portion thereof or by tendering other property acceptable to the Committee. A maximum of 12,500,000 shares of common stock may be granted in the form of incentive stock options under the Plan.

Restricted Stock

Restricted stock awards may be granted pursuant to the Plan. A restricted stock award is the grant of shares of common stock at a price determined by the Committee (including zero), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Committee. No dividends may be paid on awards of restricted stock that are subject to vesting conditions unless and until such conditions are met.

Stock Appreciation Rights

A stock appreciation right (a "SAR") is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of common stock on the date of exercise of the SAR over (B) the fair market value of a share of common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of common stock subject to the SAR. Such payment will be in the form of common stock or cash and shall satisfy all of the restrictions imposed by the Plan upon stock option grants. Each SAR must be evidenced by a written award agreement with terms and conditions consistent with the Plan. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR shall not exceed ten years.

Restricted Stock Units

Restricted stock units may be granted pursuant to the Plan, typically without consideration from the participant or for a nominal purchase price. Restricted stock units may be subject to vesting conditions including continued employment or achievement of performance criteria established by the Committee. Like restricted stock, except as described below, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied. No dividend equivalents may be paid on awards of restricted stock units that are subject to vesting conditions unless and until such conditions are met. Restricted stock units may be paid in shares of stock.

Other Incentive Awards

The other types of awards that may be granted under the Plan include performance shares, performance stock units, dividend equivalents, stock payments and deferred stock. Dividend equivalents may not be granted on shares of common stock subject to options or SARs. Dividend equivalents granted in connection with awards that are subject to vesting conditions will only be paid to the extent that the vesting conditions are subsequently satisfied and the related award vests.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the Plan may include, but are not limited to, the following: net earnings (either before or after interest, taxes, depreciation and amortization), profit (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of stock, and market share, any of which may be measured (i) either in absolute terms or as compared to any incremental increase or as compared to results of a peer group and (ii) either on a GAAP or adjusted GAAP or IFRS or adjusted IFRS (or other accounting principles followed by Omnicom) or on any other basis. Such performance goals also may be based solely by reference to the company's performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development or in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting Omnicom, or the financial statements of Omnicom, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

TRANSFER OF AWARDS

Awards cannot be assigned, transferred, or otherwise disposed of by a participant other than: (a) by will or the laws of descent and distribution, (b) pursuant to beneficiary designation procedures approved from time to time by the Committee, (c) to the participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (d) to a trust for the benefit of the participant and/or one or more of the persons referred to in clause (c), (e) to a partnership, limited liability company or corporation in which the participant or the persons referred to in clause (c) are the only partners, members or shareholders or (f) for charitable donations. Such permitted transfers cannot be for monetary consideration and such permitted assignees shall be bound by and subject to all of the terms and conditions of the Plan and any applicable award agreement.

ADJUSTMENT TO AWARDS

If there is a nonreciprocal transaction between Omnicom and its shareholders such as a stock dividend, stock split, spin-off, or recapitalization through a large, nonrecurring cash dividend, then the Committee shall make equitable adjustments (if any), as the Committee in its discretion may deem appropriate, to the number and type of securities subject to each outstanding award under the Plan, the exercise price or grant price of such outstanding award (if applicable) and the aggregate number and kind of shares that may be issued under the Plan.

If there is any other distribution, merger, consolidation, combination, exchange or other corporate event affecting the common stock or the share price of the common stock (other than a nonreciprocal transaction as described above), the Committee:

- may equitably adjust the aggregate number and type of shares of common stock subject to the Plan, the terms and conditions of any outstanding awards, and the grant or exercise price per share of outstanding awards (if applicable);
- may provide for the termination of any award in exchange for an amount of cash and/or other property equal to the fair value of the applicable award;
- may provide for the replacement of any award with other rights or property selected by the Committee in its sole discretion;
- may provide that all awards shall be exercisable, payable, or fully vested as to all shares of common stock covered thereby;
- may provide that any surviving corporation (or its parent or subsidiary) shall assume awards outstanding under the Plan or shall substitute similar awards for those outstanding under the Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or
- may make adjustments (i) in the number and type of shares of common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options, and awards or future rights, options, and awards.

EFFECT OF A CHANGE IN CONTROL

In the event of a change in control of Omnicom in which an award does not remain outstanding or is not assumed or an equivalent award is not substituted by a successor entity, then, immediately prior to the change in control, the award will become fully exercisable and all forfeiture restrictions on such award shall lapse.

AMENDMENT AND TERMINATION

The Committee, subject to approval of the Board, may terminate, amend, or modify the Plan at any time; provided, however, that shareholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) except as permitted by the adjustment provision described above, to increase the number of shares of common stock available under the Plan, (iii) except as permitted by the adjustment provision described above, to reduce the per share exercise price of an award, and (iv) except as permitted by the adjustment provision described above, to grant an award or cash in exchange for the cancellation or surrender of an option or a stock appreciation right when the exercise or base price exceeds the fair market value of the underlying shares. In addition, shareholder approval is required for any amendment to the Plan that would permit the granting of options or stock appreciation rights (i) with an exercise price that is below fair market value on the date of grant or (ii) with a term that is more than ten years from the date of grant.

The Plan provides that in no event may an award be granted pursuant to the Plan on or after the tenth anniversary of the date the Plan was approved by our Board of Directors, which occurred on March 24, 2021.

FEDERAL INCOME TAX CONSEQUENCES

Non-Qualified Stock Options

For federal income tax purposes, if participants are granted non-qualified stock options under the Plan, participants generally will not have taxable income on the grant of the option, nor will Omnicom be entitled to any deduction. Generally, on exercise of non-qualified stock options, participants will recognize ordinary income, and Omnicom expects that it will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of the common stock on the date of exercise. The basis that participants have in shares of common stock, for purposes of determining their gain or loss on subsequent disposition of such shares of common stock generally, will be the fair market value of the shares of common stock on the date the participants exercise their options. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options

There is expected to be no taxable income to participants when participants are granted an incentive stock option or when that option is exercised. However, the amount by which the fair market value of the shares of common stock at the time of exercise exceeds the option price will be an "item of adjustment" for participants for purposes of the alternative minimum tax. Gain realized by participants on the sale of an incentive stock option is taxable at capital gains rates, and no tax deduction is available to Omnicom, unless participants dispose of the shares of common stock within (i) two years after the date of grant of the option or (ii) within one year of the date the shares of common stock were transferred to the participant. If the shares of common stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the shares of common stock on the date of the option's exercise (or the date of sale, if less) will be taxed at ordinary income rates, and Omnicom expects that it will be entitled to a deduction to the extent that participants must recognize ordinary income. If such a sale or disposition takes place in the year in which participants exercise their options, the income such participants recognize upon sale or disposition of the shares of common stock will not be considered income for alternative minimum tax purposes.

Incentive stock options exercised more than three months after a participant terminates employment, other than by reason of death or disability, will be taxed as a non-qualified stock option, and the participant will have been deemed to have received income on the exercise taxable at ordinary income rates. Omnicom will be entitled to a tax deduction equal to the ordinary income, if any, realized by the participant.

Stock Appreciation Rights

Like nonqualified stock options, participants are not expected to be taxed upon grant of SARs, but will realize ordinary income in an amount equal to the sum of the amount of any cash received and the fair market value of the shares or other property received upon exercise. Omnicom expects that it will be entitled to a tax deduction equal to the ordinary income realized by the participant.

Restricted Stock

If the restricted stock is not freely transferable and is subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), then the participant will not recognize any income at the time of the award until the restrictions lapse (or unless the recipient elects to accelerate the recognition as of the date of grant). Omnicom expects that it will be entitled to a tax deduction equal to the ordinary income realized by the participant. However, a Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a "risk of forfeiture" (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. Omnicom expects that it would be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Restricted Stock Units

Generally there is no income tax consequence to the participant or Omnicom upon the grant of performance or restricted stock units. The participant will realize ordinary income upon payment and Omnicom expects that it will be entitled to a tax deduction equal to the ordinary income realized by the participant.

Section 280G of the Code

Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an "excess parachute payment." Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof. Omnicom expects that it will generally have a corresponding deduction at the time the participant recognizes income provided that the income is not an "excess parachute payment" within the meaning of Section 280G of the Code.

Section 409A of the Code

Generally, to the extent that deferrals of awards fail to meet certain requirements under Section 409A of the Code, such awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Section 409A of the Code are satisfied. It is our intent that awards under the Plan will be structured and administered in a manner that complies with or is exempt from the requirements of Section 409A of the Code.

Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Code, income tax deductions of publicly-traded companies may be limited to the extent total compensation (including, without limitation, base salary, annual bonus, stock option exercises, and restricted stock vesting) for certain current or former executive officers exceeds $1 million in any one taxable year. Although the Committee may take action to limit the impact of Section 162(m) of the Code, it also believes that deductibility of executive compensation is only one of several important considerations in setting compensation and reserves the right to approve executive compensation arrangements that are not fully tax deductible if it believes that doing so is in the best interests of Omnicom or our shareholders.

State, local and non-U.S. tax consequences may in some cases differ from the U.S. federal tax consequences. The foregoing summary of the income tax consequences in respect of the Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards

NEW PLAN BENEFITS

Other than grants of fully vested common stock to our non-employee directors pursuant to our Director Compensation and Deferred Stock Program, awards under the Plan are subject to the discretion of the plan administrator, and no determinations have been made by the plan administrator as to any future awards that may be granted pursuant to the Plan. Therefore, it is not possible to determine the benefits that will be received in the future by other participants in the Plan.

In accordance with our Director Compensation and Deferred Stock Program initially adopted by our Board on December 4, 2008, non-employee directors automatically receive fully-vested common stock each fiscal quarter in a dollar amount equal to $43,750 for their service on our board of directors. The table below shows, as to each of our outside directors, the number of shares of fully-vested common stock that would be received or allocated to each such director during 2020, assuming a per share value of our common stock of $62.37, which was the closing price of our common stock on December 31, 2020.

Name of Non-Employee Director	Number of Shares of Common Stock
Mary C. Choksi	2,806
Leonard S. Coleman, Jr.	2,806
Susan S. Denison	2,806
Ronnie S. Hawkins	2,806
Deborah J. Kissire	2,806
Gracia C. Martore	2,806
Linda Johnson Rice	2,806
Valerie M. Williams	2,806

INTEREST OF CERTAIN PERSONS IN THE PLAN

Shareholders should understand that our executive officers and non-employee directors may be considered to have an interest in the approval of the Plan because they may in the future receive awards under the Plan. Nevertheless, the Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced directors and officers by adopting the Plan.

The Board UNANIMOUSLY recommends a vote **FOR** the approval of the Plan.

Adoption of the Plan requires the favorable vote of the holders of a majority of the shares voting on the proposal. Because shareholder approval of the Plan is required under NYSE rules and because the NYSE treats abstentions as voting on the proposal, if you abstain from voting on Proposal 4, the abstention will have the effect of a vote against this item. Broker non-votes will have no effect on the outcome of this item.

ITEM 5 — SHAREHOLDER PROPOSAL REGARDING POLITICAL SPENDING DISCLOSURE

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised that he is the beneficial owner of no less than 100 shares of Omnicom common stock and that he intends to introduce a proposal for the consideration of shareholders at the 2021 Annual Meeting, the text of which reads as follows.

Proposal 5 — Political Spending Disclosure

Shareholders request that Omnicom provide a report, updated semiannually, disclosing our Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described above, including:

   The identity of the recipient as well as the amount paid to each; and

   The title(s) of the person(s) in our Company responsible for decision-making.

The report shall be presented to our board of directors and posted on our Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As a long-term shareholder of Omnicom, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of our company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of our Company's electoral spending. For example, our Company's payments to trade associations or other tax-exempt "dark money" groups that may be used for election-related activities are undisclosed and unknown.

This proposal asks our Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Cognizant Technology Solutions, Automatic Data Processing and Accenture, which present this information on their websites or disclose that corporate election-related spending is entirely prohibited.

Our Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections.

Please vote to make this important information easily available for our Directors:
Political Spending Disclosure — Proposal 5

THE BOARD'S STATEMENT IN OPPOSITION

The Board has considered this shareholder proposal and has concluded that adoption of this proposal to provide a semiannual report is unnecessary. Omnicom has procedures in place, including a Policy recently adopted by our Board of Directors, to provide appropriate oversight of Omnicom's limited political activities. Given the de minimis nature of the Company's political contributions, the report requested by the proposal would not provide shareholders with any additional meaningful information.

The Board unanimously recommends a vote **AGAINST** this proposal for the following reasons.

Omnicom has adopted a Political Contributions Policy to provide oversight and accountability with regard to political contributions and participation in the U.S. political process.

Omnicom's Political Contributions Policy (the "Policy"), which was adopted by the Board of Directors this year, codifies our positions. The Policy, which is available on our website at www.omnicomgroup.com/about/corporate-governance, governs Omnicom's consideration and approval of political activities in the U.S., including political contributions at the federal, state, and local levels. The Policy formalizes our longstanding practices and provides oversight to the limited number of political contributions our agencies make. This proposal is unnecessary in light of our Policy.

The Company's political contributions are limited and insignificant.

Omnicom does not make political contributions at the holding company level, and it does not have a Political Action Committee or encourage its agencies to make contributions to candidates. As a result, any contributions made are determined independently by our agencies and are limited in frequency and amount. Given the de minimis nature of any political contributions, the cost of providing disclosure of such amounts on a semiannual basis would far exceed any perceived advantage.

Political contributions are already subject to regulation and disclosure.

Political contributions are already subject to public disclosure as required by federal, state and local laws. The information from these reports is aggregated by a number of state and federal agencies, as well as independent and non-partisan groups, and is available and easily searchable on many public websites. We do not believe that the benefit of implementing the proposal outweighs the resources required to publish and maintain a semiannual report on the de minimis political contributions made by our agencies from time to time.

Participation in trade associations is for non-political purposes.

The Company participates in trade associations because we value their industry expertise and believe they are often helpful for the purpose of building a consensus among organizations. While we do not join trade associations to advance any political purposes, we are members in trade associations that may take positions and address public policy issues in a collective industry manner. These trade associations, however, are independent organizations with many members who may have divergent views and interests. Our membership does not represent our agreement with the positions, views or objectives of the trade associations or of other members. In addition, we do not control how trade associations use membership dues.

The Board of Directors UNANIMOUSLY recommends that shareholders vote **AGAINST** this proposal.

Approval of this proposal requires the favorable vote of the holders of a majority of the shares voting on the proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the close of business on March 15, 2021 (except as otherwise noted), with respect to the beneficial ownership of our common stock by:

- each person known by Omnicom to own beneficially more than 5% of our outstanding common stock;

- each current director or nominee;

- each NEO; and

- all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, the address for each individual listed below is c/o Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

Name	Number of Shares Owned[1]	Options Exercisable within 60 Days	Total Beneficial Ownership	Percent of Shares Outstanding[2]
The Vanguard Group[3]	24,530,436	—	24,530,436	11.4%
BlackRock, Inc.[4]	18,639,989	—	18,639,989	8.7%
State Street Corporation[5]	12,306,773	—	12,306,773	5.7%
Philip J. Angelastro[6]	450,693	—	450,693	*
Mary C. Choksi	28,312	—	28,312	*
Leonard S. Coleman, Jr.	33,073	—	33,073	*
Susan S. Denison	49,414	—	49,414	*
Ronnie S. Hawkins	7,688	—	7,688	*
Deborah J. Kissire	11,527	—	11,527	*
Gracia C. Martore	12,354	—	12,354	*
Jonathan B. Nelson[7]	108,216	—	108,216	*
Michael J. O'Brien[8]	114,444	—	114,444	*
Linda Johnson Rice	12,019	—	12,019	*
Rochelle M. Tarlowe[9]	10,706	—	10,706	*
Valerie M. Williams	10,412	—	10,412	*
John D. Wren[10]	1,568,661	—	1,568,661	*
All directors and executive officers as a group (15 persons)	2,489,599	—	2,489,599	1.2%

* less than 1%.

(1) This column lists voting securities, and securities the payout of which has been deferred at the election of the holder, including restricted stock held by executive officers. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

- shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Ms. Choksi — 28,312 shares, Mr. Coleman — 16,772 shares, Ms. Denison — 47,855 shares, Mr. Hawkins — 4,664 shares, Ms. Kissire — 11,527 shares, Ms. Martore — 12,354 shares, Ms. Rice — 8,834 shares, and Ms. Williams — 10,412 shares;

- shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely, Mr. Wren — 135,990 shares; and

- shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Angelastro — 1,485 shares, and Mr. Wren — 30,557 shares.

(2) The number of shares of common stock outstanding on March 15, 2021 was 215,053,136. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(3) Stock ownership is as of December 31, 2020 and is based solely on a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group ("Vanguard"). In the filing, Vanguard reported having shared voting power over 358,736 shares, sole dispositive power over 23,569,145 shares and shared dispositive power over 961,291 shares. Vanguard has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Stock ownership is as of December 31, 2020 and is based solely on a Schedule 13G/A filed with the SEC on January 29, 2021, by BlackRock, Inc. ("BlackRock"). In the filing, BlackRock reported having sole voting power over 16,684,798 shares and sole dispositive power over 18,639,989 shares. BlackRock has certified in its Schedule 13G/A that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(5) Stock ownership is as of December 31, 2020 and is based solely on a Schedule 13G filed with the SEC on February 9, 2021, by State Street Corporation ("State Street"). In the filing, State Street reported having shared voting power over 11,132,665 shares and shared dispositive power over 12,303,250 shares. State Street has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of State Street is Sate Street Financial Center, One Lincoln Street, Boston, MA 02111.

(6) Includes 143,614 PRSUs granted to Mr. Angelastro pursuant to our 2013 Plan.

(7) Includes 82,883 RSUs granted to Mr. Nelson pursuant to our 2013 Plan.

(8) Includes 63,676 RSUs granted to Mr. O'Brien pursuant to our 2013 Plan.

(9) Includes 10,013 RSUs granted to Ms. Tarlowe pursuant to our 2013 Plan.

(10) Includes 406,947 PRSUs granted to Mr. Wren pursuant to our 2013 Plan.

Equity Compensation Plans

Our principal equity plan for employees is our 2013 Plan, which was approved by shareholders at our 2013 Annual Meeting of Shareholders and replaced all of our prior equity incentive plans. The Compensation Committee's independent compensation consultant, FW Cook, provided analysis and input on the 2013 Plan. As a result of the adoption of the 2013 Plan, no new awards may be made under any of Omnicom's prior equity plans. Outstanding equity awards under prior plans, however, were not affected by the adoption of our 2013 Plan.

The purpose of the 2013 Plan is to promote the success and enhance the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The 2013 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units.

Persons eligible to participate in the 2013 Plan include all employees and consultants of Omnicom and its subsidiaries, members of our Board or, as applicable, members of the board of directors of a subsidiary, as determined by the committee administering the 2013 Plan (the "IAP Committee"). The IAP Committee is appointed by our Board, and currently is comprised of the members of our Compensation Committee. With respect to awards to independent directors, Omnicom's Board administers the 2013 Plan.

All of our current equity compensation plans have been approved by shareholders. The following table provides information about our current equity compensation plans as of December 31, 2020, but does not include information about the proposed Omnicom Group Inc. 2021 Incentive Award Plan (the "2021 Plan") that will become effective if approved by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($/shr)	Number of securities remaining available for future issuance (#)
Equity compensation plans approved by security holders: 2013 Incentive Award Plan and previously adopted equity incentive plans (other than our ESPP)	768,750	$83.65	21,419,944[1]
Equity compensation plans approved by security holders: ESPP Shares	—	—	8,507,706[2]
Equity compensation plans not approved by security holders	—	—	—
Total	768,750	$83.65	29,927,650

[1] The maximum number of shares that may be issued under our 2013 Plan pursuant to awards granted after December 31, 2012 is 33,040,000. This number is subject to upward adjustment since awards granted under previously adopted plans ("Prior Plans") that are forfeited or expire may be used again under the 2013 Plan. Any share of common stock that is subject to an option or stock appreciation right granted from our 2013 Plan is counted against this limit as one share of common stock for every one share of common stock granted. Any share of common stock that is subject to an award other than an option or stock appreciation right granted from the 2013 Plan is counted against this limit as 3.5 shares of common stock for every one share of common stock granted. The figure above includes 21,419,944 shares that may be issued under our 2013 Plan, which assumes that all securities available for future issuance are subject to options or stock appreciation rights. If all securities available for future issuance were subject to awards other than options or stock appreciation rights, this figure would be 6,119,984. Our 2013 Plan provides that we may no longer grant any awards under our Prior Plans. As of December 31, 2020, there were 768,750 stock options outstanding under our equity compensation plans (other than our ESPP) with a weighted-average exercise price of $83.65 and a weighted-average term of 2.39 years and 3,563,549 unvested full value shares outstanding under our equity compensation plans (other than our ESPP).

[2] The ESPP is a tax-qualified plan in which all eligible full-time and part-time domestic employees may participate.

INFORMATION ABOUT VOTING AND THE MEETING

Hybrid Meeting

This year, the Annual Meeting will be a "hybrid" meeting, meaning that shareholders may attend online via a live audio webcast at www.virtualshareholdermeeting.com/OMC2021, or in person at 280 Park Avenue, New York, New York 10017. In light of guidance from the U.S. Centers for Disease Control and Prevention and our continued commitment to the safety of our employees and shareholders, we encourage shareholders to participate in the 2021 Annual Meeting virtually. We have structured the virtual component of our 2021 Annual Meeting so that it provides shareholders with the same rights as if they were attending the meeting in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the meeting rules and procedures, which will be made available on the virtual meeting platform.

Record Date Shares Outstanding

Holders of our common stock, par value $0.15 per share, as of the close of business on March 15, 2021, will be entitled to vote their shares at the 2021 Annual Meeting. On that date, there were 215,053,136 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the 2021 Annual Meeting.

Quorum; Required Vote; Effect of Abstentions and Broker Non-Votes

More than 50% of the shares entitled to vote will constitute a quorum for the transaction of business at the 2021 Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. Broker non-votes are proxies returned by brokers or other nominees who do not vote on a particular item because they did not receive instructions from the beneficial owner and were not permitted to exercise discretionary voting authority. If a quorum is not present, the shareholders who are present or represented may adjourn the meeting until a quorum exists. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice need be given. We will, however, publish a press release if the meeting is adjourned to another date. An adjournment will have no effect on business that may have already been conducted at the meeting.

In order to obtain approval of the election of any nominee as a director when the number of nominees equals the number of directors to be elected, assuming a quorum exists, a director nominee must receive a majority of the votes cast with respect to such nominee, meaning the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes will not be considered as votes cast and will have no effect on the election of directors. In order to approve, on an advisory basis, the resolution on the Company's executive compensation, ratify the appointment of KPMG LLP as our independent auditors, approve the 2021 Incentive Award Plan and approve the shareholder proposal described in the Proxy Statement, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voting on the proposal is required. Abstentions and broker non-votes will not be considered as voting on Proposals 2, 3 and 5, and thus will have no effect on the outcome of those proposals. However, because shareholder approval of the 2021 Incentive Award Plan is required under NYSE rules and because the NYSE treats abstentions as voting on Proposal 4, if you abstain from voting on Proposal 4, the abstention will have the effect of a vote against this proposal. Broker non-votes will have no effect on the outcome of Proposal 4.

Voting Prior to the Meeting

Whether or not you plan to attend the 2021 Annual Meeting, online or in person, we encourage you to vote your shares as soon as possible to ensure that your shares will be represented at the 2021 Annual Meeting. Prior to the meeting, you can vote your shares by proxy card, through the Internet or by telephone. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 3, 2021. We have adopted the Internet and telephone voting procedures to authenticate shareholders' identities, to allow shareholders to provide their voting instructions and to confirm that their instructions have been recorded properly. By submitting your proxy through the Internet, by telephone or by using the proxy card, you will authorize two of our officers or their designees to represent you and vote your shares at the meeting in accordance with your instructions or, if no instructions are given, your shares will be voted as described below in the section entitled "Default Voting."

If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee, the broker, bank or other nominee, as the record holder of the shares, is required to vote those shares according to your instructions. Your broker, bank or other nominee should have sent you a voting instruction card for you to use in directing it on how to vote your shares.

Under existing rules, if your broker holds your shares in its name and you have not given voting instructions, your broker nonetheless has the discretion to authorize the designated proxies to act, except on certain matters. As such, they could vote in respect of the ratification of the appointment of KPMG LLP as our independent auditors, but not on the election of directors, approval of our 2021 Plan, the advisory resolution to approve executive compensation or the shareholder proposal.

Fidelity Management Trust Company, as trustee under our retirement savings plan, and Computershare Trust Company, Inc., as administrator of our ESPP, will vote common stock held in the plans as indicated by participants in whose accounts the shares are held, whether or not vested, on their proxies. Please note that your shares held in either plan will be voted as you instruct if your proxy card, telephone or Internet voting instructions are received on or before 11:59 p.m. Eastern Daylight Time on Thursday, April 29, 2021. In accordance with the terms of the retirement savings plan, Fidelity Management Trust Company will vote all shares for which it does not receive voting instructions by the deadline provided above in the same proportion on each issue as it votes the shares for which it does receive instructions. In accordance with the terms of the ESPP, Computershare Trust Company, Inc. will not vote shares for which it does not receive voting instructions by the deadline provided above.

Voting at the Meeting

You may also vote your shares by attending the 2021 Annual Meeting, online or in person.

To attend in person you must bring a valid photo identification, such as a driver's license or passport, for verification against our record date shareholder list. If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee and you plan to attend the 2021 Annual Meeting in person, you should bring a brokerage statement showing your ownership of the shares as of the record date or a letter from the broker, bank or other nominee confirming such ownership, and a valid photo identification. If you wish to vote your shares that are held by a broker, bank or other nominee in person at the meeting, you must obtain a proxy from your broker, bank or other nominee and bring such proxy to the meeting.

To attend the 2021 Annual Meeting online visit www.virtualshareholdermeeting.com/OMC2021 and enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or proxy card. Shareholders of record that hold shares directly in their own name through our transfer agent, Equiniti Trust Company, as well as participants in our employee retirement savings plan and ESPP, must pre-register to attend the 2021 Annual Meeting online at www.proxypush.com/OMC prior to the deadline of Tuesday, April 27, 2021 at 5:00 p.m. Eastern Daylight Time. Upon completing your registration, you will receive further instructions via email that you must follow to attend the Annual Meeting. No advance registration is needed if you are the beneficial owner of shares held in street name. Once admitted to the 2021 Annual Meeting, you may vote shares held in your name as the shareholder of record and shares held in street name for which you are the beneficial owner during the meeting.

"Default" Voting

If you submit a proxy, whether through the Internet, by telephone or by using the proxy card, but do not indicate any voting instructions, your shares will be voted "for" the election of all nominees for director, "for" the advisory resolution to approve the Company's executive compensation, "for" the ratification of the appointment of KPMG LLP, "for" the approval of our 2021 Plan, and "against" the shareholder proposal. If any other business properly comes before shareholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy. They may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any adjournments or postponements of the meeting.

Right to Revoke

If you submit your proxy, you may change your voting instructions at any time prior to the vote at the 2021 Annual Meeting. For shares held directly in your name, you may change your vote by granting a new proxy, through the Internet, by telephone or in writing, which bears a later date (thereby automatically revoking the earlier proxy) or by attending the 2021 Annual Meeting and voting. For shares beneficially owned by you, but held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy.

Tabulation of Votes

Equiniti Trust Company will act as inspectors at the 2021 Annual Meeting. They will determine the presence of a quorum and will tabulate and certify the votes.

ADDITIONAL INFORMATION

Expense of Solicitation

We are making and will bear all costs of this proxy solicitation. Proxies may be solicited by mail, in person, by telephone or by facsimile or electronic transmission by our officers, directors, and regular employees. We may reimburse brokerage firms, banks, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners. We have retained EQ Proxy Services, 90 Park Avenue, New York, NY 10016 to assist in the solicitation of proxies. For these services, we will pay EQ Proxy Services a fee of approximately $9,000 and reimburse it for certain out-of-pocket disbursements and expenses.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Omnicom under the Securities Act of 1933 or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Certain Documents

In accordance with the rules promulgated by the SEC, we have elected to provide access to our proxy materials on the Internet. This Proxy Statement and our 2020 Annual Report to Shareholders are available, beginning March 25, 2021, on our website at http://investor.omnicomgroup.com. You may also access our Proxy Statement and our 2020 Annual Report to Shareholders at https://materials.proxyvote.com/681919. You also may obtain a copy of this document, our 2020 Annual Report to Shareholders, our Corporate Governance Guidelines, our Code of Business Conduct, our Code of Ethics for Senior Financial Officers and the charters for our Audit, Compensation, Governance and Finance Committees, without charge, by writing to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. All of these documents also are available after being approved by the Board through our website at http://www.omnicomgroup.com. Please note that the information contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Delivery of Documents to Shareholders Sharing an Address

If you are the beneficial owner of shares of our common stock held in "street name" by a broker, bank or other nominee, your broker, bank or other nominee may only deliver one copy of this Proxy Statement and our 2020 Annual Report to Shareholders to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders at a shared address. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our 2020 Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report to Shareholders, now or in the future, should submit this request by writing to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary or by calling our Corporate Secretary at (212) 415-3600. Beneficial owners sharing an address who are receiving multiple copies of Proxy Statements and Annual Reports to Shareholders and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Shareholder Proposals and Director Nominations for the 2022 Annual Meeting

Any shareholder who wishes to present a proposal for inclusion in next year's proxy statement and form of proxy under Rule 14a-8 must deliver the proposal to our principal executive offices no later than the close of business on November 25, 2021. Proposals should be addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary.

For proposals or director nominations submitted outside the process of Rule 14a-8, our By-laws require that written notice of the proposal or nomination be provided to our Corporate Secretary no less than 60 days prior to the date set for the 2022 Annual Meeting of Shareholders. In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting shareholder, the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director or approval of such proposal and such solicitation were one to which Rules 14a-3 to 14a-12 under the Exchange Act, apply.

In addition, our By-laws provide a proxy access right permitting certain of our shareholders who have beneficially owned 3% or more of our outstanding common stock continuously for at least three years to submit nominations via the Company's proxy materials for up to 20% of the directors then serving, but not less than two. Notice of proxy access director nominations for the 2022 Annual Meeting of Shareholders must be delivered to our principal executive offices no earlier than October 26, 2021 and no later than the close of business on November 25, 2021. Proposals should be addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. In addition, the notice must set forth the information required by our By-laws with respect to each proxy access director nomination that a shareholder intends to present at the 2022 Annual Meeting of Shareholders.

A copy of the applicable By-law provisions may be obtained, without charge, upon written request addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary. As the rules of the SEC and our By-laws make clear, submitting a proposal or nomination does not guarantee its inclusion.

Michael J. O'Brien
Secretary

New York, New York
March 25, 2021

ANNEX A

Non-GAAP Financial Information

We present financial measures determined in accordance with generally accepted accounting principles in the United States ("GAAP") and adjustments to the GAAP presentation ("Non-GAAP"), which we believe are useful measures to evaluate the performance of our businesses. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures reported by us may not be comparable to similarly titled amounts reported by other companies.

We define free cash flow (a Non-GAAP liquidity measure) as net income plus depreciation, amortization, share based compensation expense and plus/(less) other items to reconcile to net cash provided by operating activities. We believe free cash flow is a useful measure of liquidity to evaluate our ability to generate excess cash from our operations.

Our method of calculating free cash flow may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of free cash flow to net income, the most directly comparable GAAP measure, below.

Reconciliation of Free Cash Flow to Net Income

| | Year Ended December 31, | |
	2020	2019
Net Income	$1,020.8	$1,435.9
Depreciation and Amortization Expense	222.6	231.5
Share-Based Compensation Expense	70.8	72.5
COVID-19 Repositioning Costs	277.9	
Other Items to Reconcile to Net Cash Provided by Operating Activities, net	101.6	(9.0)
Free Cash Flow	$1,693.7	$1,730.9

We define after tax reported operating profit (a Non-GAAP financial measure) as reported operating profit less income taxes calculated using the effective tax rate for the applicable period. We believe after tax reported operating profit is a useful measure of after tax operating performance as it excludes the after tax effects of financing and investing activities on results of operations.

Our method of calculating after tax reported operating profit may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of after tax reported operating profit to reported operating profit, the most directly comparable GAAP measure, below.

Reconciliation of After Tax Reported Operating Profit to Reported Operating Profit

| | Year Ended December 31, | |
	2020	2019
Reported Operating Profit	$1,598.8	$2,122.3
Effective Tax Rate for the Applicable Period	27.1%	26.0%
Income Taxes on Reported Operating Profit	433.3	551.8
After Tax Reported Operating Profit	$1,165.5	$1,570.5

We use EBITA and EBITA Margin as additional operating performance measures that exclude the non-cash amortization expense of intangible assets, which primarily consists of amortization of intangible assets arising from acquisitions. We define EBITA as earnings before interest, taxes and amortization of intangible assets, and EBITA Margin as EBITA divided by revenue, both of which are Non-GAAP financial measures. We believe that EBITA and EBITA Margin are useful measures for investors to evaluate the performance of our businesses.

The following table reconciles EBITA and EBITA Margin to the most directly comparable GAAP financial measure, Net Income – Omnicom Group Inc., for the periods presented (in millions):

Reconciliation of EBITA to Net Income

	Year Ended December 31,	
	2020	2019
Net Income – Omnicom Group Inc.	$ 945.4	$ 1,339.1
Net Income Attributed To Noncontrolling Interests	75.4	96.8
Net Income	1,020.8	1,435.9
Income (Loss) From Equity Method Investments	(6.8)	2.0
Income Tax Expense	381.7	504.4
Income Before Income Taxes and Income (Loss) From Equity Method Investments	1,409.3	1,938.3
Interest Expense	221.8	244.3
Interest Income	32.3	60.3
Operating Profit	1,598.8	2,122.3
Operating Profit Margin	12.1%	14.2%
Add back: Amortization of intangible assets	83.1	83.8
EBITA	1,681.9	2,206.1
Revenue	13,171.1	14,953.7
EBITA	$ 1,681.9	$ 2,206.1
EBITA Margin	12.8%	14.8%

The following table reconciles Adjusted Operating Profit to the most directly comparable GAAP financial measure, Operating Profit, for the period presented (in millions):

Reconciliation of Adjusted Operating Profit to Reported Operating Profit and

Calculation of Adjusted Operating Profit Margin used for Performance Metric

	Year Ended December 31, 2020
Reported Operating profit	$ 1,598.9
Add back:	
COVID-19 Repositioning Costs	277.9
Asset Impairments	55.8
Adjusted Operating Profit used for Performance Metric	$ 1,932.6
Revenue	$13,171.1
Adjusted Operating Profit Margin used for Performance Metric	14.7%

OMNICOM GROUP INC.
2021 INCENTIVE AWARD PLAN

Article 1.

Purpose

The purpose of this Omnicom Group Inc. 2021 Incentive Award Plan (as amended from time to time, the "Plan") is to promote the success and enhance the value of Omnicom Group Inc. (the "Company") by linking the personal interests of Eligible Individuals to those of Company shareholders and by providing such Eligible Individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Eligible Individuals upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Article 2.

Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, or a Restricted Stock Unit award granted to a Participant pursuant to the Plan.

2.2 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Blackout Period" means any period during with a Participant is prohibited from public trading in Stock as a result of the application of any insider trading or other policy of the Company or any applicable law.

2.5 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than (i) a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) or Section 2.5(c) or (ii) a director who was nominated by the Board, or otherwise appointed or elected by or to the Board, pursuant to or in connection with an agreement or understanding to forestall or settle (or otherwise not pursue) a proxy contest or one or more shareholder proposals to amend (or otherwise relating to) the Company's bylaws, certificate of incorporation or other documents or policies addressing the governance of the Company or rights of Company shareholders) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's shareholders approve a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any portion of an Award that provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) must also constitute a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Section 409A.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee of the Board described in ARTICLE 11.

2.8 "Company" has the meaning given in ARTICLE 1.

2.9 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.10 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.11 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Subsidiary.

2.12 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

2.13 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.14 "Effective Date" means the date the Plan is approved by the Board, subject to the approval of the Plan by the Company's shareholders.

2.15 "Eligible Individual" means any person who is an Employee, a Consultant or an Non-Employee Director, as determined by the Committee.

2.16 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.17 "Equity Restructuring" means a nonreciprocal transaction between the Company and its shareholders, such as a stock dividend, stock split, spin-off, or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.18 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.19 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the *Wall Street Journal* (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value established by the Committee acting in good faith.

2.20 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.21 "Non-Employee Director" means a Director of the Company who is not an Employee.

2.22 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.23 "Option" means a right granted to a Participant pursuant to ARTICLE 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.24 "Participant" means any Eligible Individual who, as a Director, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.25 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria used to establish Performance Goals may include, but are not limited to, the following: net earnings (either before or after interest, taxes, depreciation and amortization), profit (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured (i) either in absolute terms or as compared to any incremental increase or as compared to results of a peer group and (ii) either on a GAAP or adjusted GAAP or IFRS or adjusted IFRS (or other accounting principles followed by the Company) or on any other basis.

2.26 "Performance Goals" means, for a Performance Period, the goals established by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, network, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants, including, without limitation: (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.27 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, an Award.

2.28 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.29 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.30 "Permitted Assignee" has the meaning set forth in Section 9.3.

2.31 "Plan" has the meaning set forth in ARTICLE 1.

2.32 "Prior Plans" means, collectively, the following plans of the Company: the Omnicom Group Inc. 2013 Incentive Award Plan, the Omnicom Group, Inc. 2007 Incentive Award Plan , the Omnicom Group Inc. Equity Incentive Plan, the Omnicom Group Inc. Amended and Restated 1998 Incentive Compensation Plan and the Omnicom Group Inc. Director Equity Plan, in each case as such plan may be or have been amended from time to time.

2.33 "Restricted Stock" means Stock awarded to a Participant pursuant to ARTICLE 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.34 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.35 "Securities Act" means the Securities Act of 1933, as amended.

2.36 "Stock" means the common stock of the Company, par value $0.15 per share, and such other securities of the Company that may be substituted for Stock pursuant to ARTICLE 10.

2.37 "Stock Appreciation Right" or "SAR" means a right granted pursuant to ARTICLE 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.38 "Stock Payment" means a payment in the form of shares of Stock granted pursuant to Section 8.4 as part of any bonus, deferred compensation or other arrangement.

2.39 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

2.40 "Substitute Awards" means Awards granted or shares of Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combined.

2.41 "Successor Entity" has the meaning given in Section 2.5(c)(i).

Article 3.

Shares Subject to the Plan

3.1 <u>Number of Shares.</u>

(a) Subject to ARTICLE 10 and Sections 3.1(b) and 3.1(c), the maximum aggregate number of shares of Stock that may be subject to Awards granted under the Plan is Fourteen Million Seven Hundred Thousand (14,700,000) shares of Stock, less one share for each share of Stock subject to an award granted under a Prior Plan after December 31, 2020. Upon shareholder approval of the Plan, no further awards will be made under a Prior Plan.

(b) If after December 31, 2020 an award granted under a Prior Plan or an Award granted under this Plan, or any portion thereof, is forfeited (including a repurchase of an unvested award upon a Participant's termination of employment at a price equal to the par value of the Stock subject to the award or the price paid by a Participant (or lower price), as adjusted for corporate events), cancelled or is settled for cash or expires, then the shares of Stock subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration, cancellation or cash settlement be added or added back, as applicable, to the limit set forth in paragraph (a) of this Section and be available, or again be available, for Awards under the Plan. In addition, shares of Stock tendered after December 31, 2020 by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award that is not an Option or SAR or an award granted under a Prior Plan that is not an option or a stock appreciation right shall be added or added back, as applicable, to the limit set forth in paragraph (a) of this Section and be available, or again be available, for Awards under the Plan. Notwithstanding any provision of this Plan to the contrary, the following shares of Stock shall not be added or added back, as applicable, to the shares of Stock authorized for grant under paragraph (a) of this Section: (x) shares of Stock tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or an option granted under a Prior Plan, (y) shares of Stock tendered after the Effective Date by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Option or a SAR or an option or stock appreciation right granted under a Prior Plan, and (z) shares of Stock subject to a SAR (or a stock appreciation right from a Prior Plan) that are not issued in connection with the stock settlement of the SAR (or a stock appreciation right from a Prior Plan) on exercise thereof. Shares purchased in the market with the proceeds from any exercise of an Option or an option granted under a Prior Plan also shall not be added or added back, as applicable, to the shares of Stock authorized for grant under paragraph (a) of this Section. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c) Substitute Awards shall not reduce the shares of Stock authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for grant under the Plan; *provided* that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

(d) Notwithstanding anything to the contrary in this ARTICLE 3, or elsewhere in this Plan, but subject to adjustment pursuant to ARTICLE 10 of the Plan, the aggregate number of shares of Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options after the Effective Date shall not exceed Twelve Million Five Hundred Thousand (12,500,000) shares of Stock.

3.2 <u>Stock Distributed</u>. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 <u>Limitation on Number of Shares Subject to Awards</u>. Notwithstanding any provision in the Plan to the contrary, and subject to ARTICLE 10, the Committee may establish compensation for Non-Employee Directors from time to time, subject to the limitations in the Plan. The Committee will from time to time determine the terms, conditions and amounts of all such Non-Employee Director compensation in its direction and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $1,000,000. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board and may make exceptions to this limit for individual Non-Employee Directors in extraordinary circumstances, provided, in each case, that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.

Article 4.

Eligibility and Participation

4.1 <u>Eligibility</u>. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 <u>Participation</u>. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 <u>Foreign Participants</u>. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); *provided, however*, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

Article 5.

Stock Options

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) <u>Exercise Price</u>. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.2(c), the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant. Notwithstanding the foregoing, Options that are Substitute Awards may be granted with a per share exercise price other than as required in the preceding sentence.

(b) <u>Time and Conditions of Exercise; Blackout Periods</u>. The Committee shall determine the Performance Criteria, other specific performance criteria or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee shall also determine the time or times at which an Option may be exercised in whole or in part; provided that the term of any Option granted under the Plan shall not exceed ten years. Notwithstanding the foregoing or any stated term of an Option as identified in an Award Agreement, unless otherwise specifically stated to the contrary in an Award Agreement or unless otherwise determined by the Committee, if, as of the last business day of the applicable term of an Option, (i) the Option is outstanding and has an exercise price per share that is less than the Fair Market Value per share of Stock as of such date, (ii) the Participant who holds such Option is subject to a Blackout Period that is then in effect, and (iii) the Option is not an Incentive Stock Option, then the Option term shall automatically be extended until the 30th day after the expiration of the applicable Blackout Period.

(c) <u>Payment</u>. The Committee shall determine the methods by which the exercise price of an Option may be paid and the form of payment, including, without limitation: (i) cash, (ii) shares of Stock (including shares of Stock subject to issuance pursuant to the exercise of the Option) held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale). Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d) <u>Evidence of Grant</u>. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 <u>Incentive Stock Options</u>. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) <u>Expiration</u>. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the date ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

(b) <u>Dollar Limitation</u>. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) <u>Ten Percent Owners</u>. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) <u>Notice of Disposition</u>. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) <u>Right to Exercise</u>. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) <u>Failure to Meet Requirements</u>. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 <u>Granting of Options to Non-Employee Directors</u>. The Board may from time to time, in its sole discretion, and subject to the limitations of the Plan:

(a) Select from among the Non-Employee Directors (including Non-Employee Directors who have previously been granted Options under the Plan) such of them as in its opinion should be granted Options;

(b) Subject to Sections 3.1 and 3.3, determine the number of shares of Stock that may be purchased upon exercise of the Options granted to such selected Non-Employee Directors; and

(c) Subject to the provisions of this ARTICLE 5, determine the terms and conditions of such Options, consistent with the Plan.

(d) Options granted to Non-Employee Directors shall be Non-Qualified Stock Options.

Article 6.

Restricted Stock Awards

6.1 <u>Grant of Restricted Stock</u>. The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement and shall be subject to ARTICLE 9.

6.2 <u>Issuance and Restrictions</u>. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock) and may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter. If an Award of Restricted Stock is subject to any vesting conditions, then to the extent such Award provides the Participant with the right to receive dividends paid prior to the vesting of such Award, such dividends shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the related Award vests.

Article 7.

Stock Appreciation Rights

7.1 <u>Grant of Stock Appreciation Rights</u>.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose (including any Performance Criteria or other specific performance criteria that must be satisfied before all or part of a Stock Appreciation Right may be exercised) and shall be evidenced by an Award Agreement. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part; *provided* that the term of any SAR granted under the Plan shall not exceed ten years. Notwithstanding the foregoing or any stated term of a SAR as identified in an Award Agreement, unless otherwise specifically stated to the contrary in an Award Agreement or unless otherwise determined by the Committee, if, as of the last business day of the applicable term of a SAR, (i) the SAR is outstanding and has a base price per share that is less than the Fair Market Value per share of Stock as of such date, and (ii) the Participant who holds such SAR is subject to a Blackout Period that is then in effect, then the SAR term shall automatically be extended until the 30th day after the expiration of the applicable Blackout Period.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted (which may be the original date of grant for a Substitute Award) and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose.

7.2 Payment and Limitations on Exercise.

(a) Subject to Section 7.2(b), payment of the amounts determined under Section 7.1(b) above shall be in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or in cash, as determined by the Committee (or as specified in an Award Agreement).

(b) Any payment under this ARTICLE 7 shall be made subject to satisfaction of all provisions of ARTICLE 5 above pertaining to Options.

Article 8.

Other Types of Awards

8.1 <u>Performance Share Awards</u>. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant. Performance Share Awards may be paid in shares of Stock and/or Restricted Stock (including shares of Restricted Stock). To the extent Performance Shares are payable in shares of Restricted Stock, the Committee shall, subject to the terms and provisions with respect to Restricted Stock set forth in ARTICLE 6, specify the conditions and dates upon which the shares of Restricted Stock underlying the Performance Shares shall be issued and the conditions and dates upon which such shares of Restricted Stock shall become vested and nonforfeitable, which dates shall not be earlier than the date as of which the Performance Shares vest.

8.2 <u>Performance Stock Units</u>. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant. Performance Awards may be paid in shares of Stock (including shares of Restricted Stock).

8.3 <u>Dividend Equivalents</u>. Any Eligible Individual selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award other than an Option or SAR, to be credited as of dividend payment dates, during the period between the date such Award is granted and the date such Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee, provided, however, that if Dividend Equivalents are granted in connection with an Award that is subject to any vesting conditions, such Dividend Equivalents shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the related Award vests.

8.4 <u>Stock Payments</u>. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 <u>Deferred Stock</u>. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Except as otherwise provided by the Committee, Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company shareholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

8.6 <u>Restricted Stock Units</u>. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the distribution date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. Restricted Stock Units may be paid in shares of Stock. On the distribution date, the Company shall, subject to Section 9.5(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

Article 9.

Provisions Applicable to Awards

9.1 <u>Stand-Alone and Tandem Awards</u>. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2 <u>Award Agreement</u>. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 <u>Limits on Transfer</u>. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. No Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Non-Employee Directors). Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "<u>Permitted Assignee</u>") (i) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of the Participant and/or one or more of the Persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the participant or the Persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; *provided, however*, that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; *provided further*, that such transfers shall not be for any monetary consideration; and *provided further* that such Participant shall remain bound by the terms and conditions of the Plan.

9.4 <u>Beneficiaries</u>. Notwithstanding Section 9.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.5 <u>Stock Certificates; Book Entry Procedures</u>.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

9.6 <u>Paperless Administration</u>. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

9.7 <u>Term</u>. Except as otherwise provided herein, the term of any Award shall be set by the Committee in its discretion.

9.8 <u>Exercise or Purchase Price</u>. Except as set forth in Sections 5.1(a) and 7.1(b), the Committee may establish the exercise or purchase price, if any, of any Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

9.9 <u>Treatment upon Termination of Employment or Service</u>. An Award shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that an Award may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or Disability, or otherwise.

9.10 <u>Form of Payment</u>. Except as may otherwise be provided in the Plan, payments with respect to any Awards granted under this Plan shall be made in Stock.

9.11 <u>Award Agreement</u>. All Awards granted under this Plan shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

Article 10.

Changes in Capital Structure

10.1 <u>Adjustments</u>.

(a) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 10.1(b) and 10.1(c):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 10.1(a)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) With respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3), the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring.

(b) Other than in connection with an Equity Restructuring, in the event of any combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the shares of Stock or the share price of the Stock, the Committee may make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

(c) Other than in connection with an Equity Restructuring, in the event of any transaction or event described in Section 10.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash and/or property, if any, equal to the fair value of such Award, as determined by the Committee (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 10.1(c), the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Award holder's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Award and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future; and (iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement.

10.2 <u>Acceleration Upon a Change in Control</u>. Notwithstanding Section 10.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Award does not remain outstanding or is not assumed or an equivalent award substituted by a successor entity, then immediately prior to the Change in Control such Award shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 10.2, this Section 10.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. For the purposes of this Section 10.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each share of Stock subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Stock for each share of Stock held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); *provided, however*, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received for each share of Stock subject to the Award to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Stock in the Change in Control.

10.3 <u>No Other Rights</u>. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

10.4 <u>Restrictions on Exercise</u>. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the shares of Stock or the share price of the Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of 30 days prior to the consummation of any such transaction.

Article 11.

Administration

11.1 <u>Committee</u>. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term "Committee" as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, may delegate administration of the Plan to a Committee consisting of two or more members of the Board. Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is a "non-employee director" as defined by Rule 16b-3 of the Exchange Act or any successor rule and an "independent director" under the rules of the New York Stock Exchange (or other principal securities market on which shares of Stock are traded); provided that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing, the Committee may delegate its authority hereunder to the extent permitted by Section 11.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

11.2 <u>Action by the Committee</u>. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

11.3 <u>Authority of Committee</u>. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Eligible Individuals to receive Awards;

(b) Determine the type or types of Awards to be granted to each Eligible Individual;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

11.4 <u>Decisions Binding</u>. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

11.5 <u>Delegation of Authority</u>. To the extent permitted by applicable law or the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable securities laws or the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee, as applicable, specifies at the time of such delegation, and the Board or the Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.5 shall serve in such capacity at the pleasure of the Board.

Article 12.

Effective and Expiration Date

12.1 <u>Effective Date</u>. The Plan shall become effective as of the Effective Date. The Plan will be submitted for the approval of the Company's shareholders within twelve (12) months after the date this Plan is approved by the Board.

12.2 <u>Expiration Date</u>. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 13.

Amendment, Modification, and Termination

13.1 <u>Amendment, Modification, and Termination</u>. Subject to Section 14.15, with the approval of the Board, at any time and from time to time, the Committee may wholly or partially terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval shall be required for any amendment to the Plan that (i) increases the number of shares of Stock available under the Plan (other than any adjustment as provided by ARTICLE 10), (ii) permits the Committee to grant Options with an exercise price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option or a SAR beyond ten years from the date of grant (subject to Section 5.1(b) and the last sentence of Section 7.1(a)). Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, (i) except as permitted by ARTICLE 10, no Option or SAR may be amended to reduce the per share exercise price of the shares subject to such Option or SAR below the per share exercise price as of the date the Option or SAR is granted and (ii) except as permitted by ARTICLE 10, no Award or cash award may be granted in exchange for the cancellation or surrender of an Option or SAR when the Option or SAR exercise or base price per share exceeds the Fair Market Value of the underlying Shares.

13.2 <u>Awards Previously Granted</u>. Except with respect to amendments made pursuant to Section 14.15, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

Article 14.

General Provisions

14.1 <u>No Rights to Awards</u>. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

14.2 <u>No Shareholders Rights</u>. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

14.3 <u>Withholding</u>. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the maximum statutory withholding rates (or such other rate as may be determined by the Company or, with respect to any person who is subject to the reporting requirements of Section 16(a) of the Exchange Act, the Committee, after considering any accounting consequences or costs) for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

14.4 <u>No Right to Employment or Services</u>. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

14.5 <u>Unfunded Status of Awards</u>. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

14.6 <u>Indemnification</u>. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.7 <u>Relationship to other Benefits.</u> No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other compensation or benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.8 <u>Expenses</u>. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

14.9 <u>Titles and Headings</u>. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.10 <u>Fractional Shares</u>. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

14.11 <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14.12 <u>Government and Other Regulations</u>. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

14.13 <u>Governing Law</u>. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of New York.

14.14 <u>Claw-back</u>. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any shares of Stock underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.

14.15 <u>Section 409A</u>. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance, the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

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